9/14


05008942

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Y+D Holdings Inc.

*CURRENT ADDRESS



PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34763 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/05

File No.82-34783

CONSOLIDATED FINANCIAL SUMMARY

(For the Fiscal Year 2004 ended March 31, 2005)

May 19, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 19, 2005
Application of U.S. Accounting Standards: No

ARLS 3-31-05

1. Consolidated Operating Results for the Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
FY 2004 ended Mar. 31, 2005	¥2,316,781 million	-	¥108,838 million	-	¥37,131 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY 2004 ended Mar. 31, 2005	¥155.41	-	6.6%	0.8%	4.7%

Notes:

1. *Equity in net gain of affiliated companies: ¥16 million for the year ended March 31, 2005*
2. *Average number of outstanding shares during the year (consolidated): the year ended March 31, 2005; 237,486,517*
3. *Changes in method of accounting: None*
4. *% changes for ordinary revenues, ordinary profit, and net income are presented in comparison with the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2005	¥13,043,431 million	¥582,331 million	4.5%	¥2,410.76

Note: Number of outstanding shares at the end of the year (consolidated): as of March 31, 2005; 241,461,460

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY 2004 ended Mar. 31, 2005	(¥33,775) million	¥200,155 million	¥27,189 million	¥870,062 million

(4) Scope of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 2

2. Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year ending Sep. 30, 2005	¥1,120,000 million	¥44,000 million	¥9,000 million
Year ending Mar. 31, 2006	¥2,170,000 million	¥95,000 million	¥26,000 million

Notes: Projected net income per share for the year ending March 31, 2006 is ¥107.68.

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

I. Subsidiaries and Affiliates

T&D Holdings, Inc.("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial") (collectively, referred to below as the "Three Life Insurance Companies").

T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 16 subsidiaries and 2 affiliated companies as of March 31, 2005. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses 6 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses 7 companies
Investment Advisory
*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
Other
*T&D Taiyo Daido Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Fund management of and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management of and administration) (Note 1)
Administration-Related Businesses 5 companies
Administration-Related
*T&D Customer Service Co., Ltd. (Note 2)
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)

** represents consolidated subsidiaries.*
 # represents affiliated companies accounted for by the equity method.

Notes: 1. AIC Private Equity Fund General Partner, Ltd. was founded as a wholly-owned investment subsidiary of Alternative Investment Capital, Ltd. on July 21, 2004 by setting up the offshore fund.

2. Taiyo Life Office Support Co., Ltd., a Taiyo Life's subsidiary, and Daido Life Customer Services Co., Ltd., a Daido Life's subsidiary were merged on April 1, 2004 to create T&D Customer Service Co., Ltd.

3. Taiyo Life Insurance International (U.K.) Ltd. canceled its resister on February 24, 2005 according to the resolution of liquidation at the special general meeting of shareholders held on July 29, 2002.

4. Sinopia T&D Asset Management Co., Ltd. completed its dissolution procedures on January 28, 2005 according to the resolution of liquidation at the special general meeting of shareholders held on February 29, 2004.

5. Taiyo Building Management completed its dissolution procedures on August 10, 2004 according to the resolution of liquidation at the special general meeting of shareholders held on April 28, 2004.

6. Daiko Building Service Co., Ltd. completed its dissolution procedures on March 9, 2005 according to the resolution of liquidation at the special general meeting of shareholders held on September 30, 2004.

7. Daido Kosan Co., Ltd. completed its dissolution procedures on March 25, 2005 according to the resolution of liquidation at the special general meeting of shareholders held on September 30, 2004.

II. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.
(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.
(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.
(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the subsidiaries. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends. The Company plans to pay a dividend of ¥45 per share in fiscal year 2005 ending March 31, 2006.

3. Management Goals

As the key management indicator, the T&D Life Group emphasizes the policy amounts in force*, its fundamental source of corporate value. The T&D Group aims to expand profits from core life insurance operations by steadily increasing the policy amount in force.
In addition to the policy amount in force, T&D Life Group aims to continually increase its Embedded Value** from the perspective of boosting enterprise value. Also, to be the insurance group that customers are able to choose securely, T&D Life Group strives to maintain a high solvency margin, one of the key indicators of the business soundness of an insurance company.

* Sum of the three insurance companies' targets for fiscal 2005:
- New policy amount of individual insurance and individual annuities, ¥7,830.0 billion
- Policy amount in force of individual insurance and individual annuities, ¥60,750.0 billion.

**Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business

To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life —each of which has independent product strategies and sales strategies—within the Group.

(2) Strategically reallocating the Group resources

To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

5. Future Tasks

With the continued recovery of the world economy, Japan's economy is also expected to show a gradual recovery because of private-demand increases supported by improvements in corporate earnings. In the Japanese life insurance industry, the T&D Life Group's core business, competition is expected intensify to meet evolving customer needs, supported by financial liberalization and deregulation.

Amid this business environment, the Group aims to be a life insurance group that wins the trust of consumers and is rated highly by the stock market. Management remains steadfastly committed to continually improving risk management, enacting and enforcing thorough compliance policies, and achieving the Company's management visions. Management is confident that these actions will translate into higher value for the Group as a whole.

In addition, the T&D Life Group will implement well-balanced and fair management in social aspects, aiming at further developing together with each stakeholder in a sustainable manner.

6. Basic Policy on Corporate Governance and Progress of Related Initiatives

The T&D Life Group's basic policy for corporate governance is to sustain a highly efficient and transparent management system enable flexible and well-aligned group management. In its role as a holding company, T&D Holdings seeks to accurately assess the business risks faced by its three life insurance companies, through appropriate profit management and risk management. While taking key management issues into account, T&D Holdings makes strategic decisions for the group as a whole, ensures that corporate resources are allocated appropriately, and determines capital management while overseeing risk management. The three life insurance companies formulate independent marketing strategies, and carry out their business plans along with the group's strategies, with the aim of demonstrating their unique strengths and to enhance corporate value.

As such, the holding company and the Three Life Insurance Companies pursue the Group business within well-defined roles and scopes of authority.

(1) Corporate Governance System
Management structure


T&D Holdings, Inc.
Shareholders' Meeting
Corporate Auditors
Board of Auditors
Compliance Committee
Board of Directors
Auditors Office
Chairman/ President
Group Risk Control Committee
Management Committee
Group investment Committee
Group Planning Department
Group Finance& Accounting Department
Public Relations Department*
General Affairs Department
Risk Control Department
Business Auditing Department
* Established April 1, 2005.
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

- T&D Holdings employs a system of corporate auditors, which monitors the management execution of directors through the Board of Corporate Auditors, an organization that is independent of the Board of Directors. As of March 31, 2005, there are eight directors, one of whom is an external director in accordance with the Commercial Code of Japan, and four corporate auditors, two of whom are external auditors in accordance with the Law Concerning exceptions to the Commercial Code of Japan.

- To enhance deliberation of matters related to business execution, the Company has established the Management Committee comprising all full-time directors and corporate auditors.

- T&D Holdings has established the Group Risk Management Policy to define various types of risk and to clarify organization and policies regarding risk management. Also, the Company has established the Group Risk Control Committee to integrate the management of risk within the Group, with the aim of conducting thorough risk management. The committee periodically monitors various risks based on unified risk management indicators.

- The Company has established the T&D Life Group Compliance Charter and the Compliance Code of Conduct related to corporate governance, including compliance with laws and regulations. These documents serve as the basis for ongoing efforts to ensure that the Company pursues the highest-possible levels of compliance. Furthermore, the Company has established the Compliance Committee, which oversees compliance activities and initiates improvements.

- To ensure appropriate management of the T&D Life Group's information property, the Company has established the Group Information Security Policy. In response to the law about the protection of personal information, the Company will conduct information security management by focusing on personal data, and it has monitored the status of the security management measures of each company of the T&D Life Group.

- T&D Holdings has determined the Group Investment Management Policy, according to which it has established the Group Investment Committee to encourage the three life insurance companies to make consistent asset investments as a group—to ensure the soundness of each company's management—and has made efforts to increase profits from investment.

(2) Internal Auditing and Auditing by Corporate Auditors

To ensure the appropriate and sound management of the company's business operations, and of each company within the group, it has established the Business Auditing Department independent from other departments. The Business Auditing Department has made efforts to effectively conduct internal auditing, monitoring, and other actions, depending upon risk type and degree, for the company and each company within the group. Among these, important items have been reported the Board of Directors, and based on the results of internal auditing, recommendations have been submitted to the Company and to companies within the group.

The auditors have audited business execution by the directors each day, such as by attending important meetings of the Board of Directors, the Management Committee, the Compliance Committee, the Group Risk Control Committee, and other meetings.

The Business Auditing Department, auditors, and accounting auditors meet once a quarter at the Liaison Meeting to ensure the appropriate communication.

(3) Accounting Auditing

Although the Company has selected Ernst & Young ShinNihon to audit accounts, there is no specific conflict of interest between the Company and that firm or its employees. The names of the CPAs who executed business operations during this fiscal year, and the composition of assistants relating to auditing business, are as follows:

・CPAs who executed business operations: Kenji Yumoto and Tatsuro Harashina

・Assistants relating to accounting audit business: Five CPAs and two assistant CPAs

(4) Conflict of Interests

The Company takes steps to ensure that external directors and external corporate auditors have no conflict of interests with the Company in terms of personal, capital, and/or business relationships.

(5) Activities Conducted to Enhance Corporate Governance

The Board of Directors principally meets monthly to make decisions pertaining to business execution and in order to oversee business activities by individual directors. The Board also meets on an ad-hoc basis as necessary.

Furthermore, the Management Committee principally meets four times a month, the Group Risk Control Committee meets monthly, and the Compliance Committee, and the Group Investment Committee meets once a quarter. The Board of Corporate Auditors usually meets on a monthly basis.

7. Relationships with the Parent Company

T&D Holdings does not have the parent company.

III. Financial Review

Since T&D Holdings was established on April 1, 2004, there are no comparative data for the previous fiscal year

1. Consolidated Results of Operations

For the fiscal year ended March 31, 2005, ordinary revenues were ¥2,316.7 billion, which was a total of income from insurance premiums of ¥1,798.9 billion, investment income of ¥336.1 billion, other ordinary income of ¥181.6 billion and others.

Ordinary expenses were ¥2,207.9 billion, which was a total of insurance claims and other payments of ¥1,825.6 billion, investment expenses of ¥92.0 billion, operating expenses of ¥205.6 billion, other ordinary expenses of ¥83.5 billion and others.

As a consequence, ordinary profit amounted to ¥108.8 billion.

Extraordinary gains were ¥4.2 billion, and extraordinary losses were ¥16.1 billion. The losses on sale, disposal and devaluation of property and equipment of ¥11.9 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥37.1 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of March 31, 2005, total assets amounted to ¥13,043.4 billion, mainly consisting of securities centered on public and corporate bonds amounting to ¥8,828.6 billion (composition ratio 67.7 percent), loans of ¥2,735.4 billion (21.0 percent), cash and deposits of ¥345.5 billion (2.7 percent), and property and equipment of ¥333.1 billion (2.6 percent).

Total liabilities were ¥12,459.6 billion, and policy reserves accounting for a substantial portion of them amounted to ¥12,092.9 billion.

Total equity was ¥582.3 billion, of which net unrealized gains on securities was ¥246.4 billion.

(2) Cash Flows

Cash flows for the fiscal year ended March 31, 2005, were as follows.

Net cash used in operating activities amounted to ¥33.7 billion. This primarily reflected the fact that the amount of insurance claims and other payments was larger than the income from insurance premiums. Net cash provided by investing activities amounted to ¥200.1 billion, due primarily to a decline in loans. Net cash provided by financing activities amounted to ¥27.1 billion. This was due primarily to the sale of the Company's shares.

As a result, cash and cash equivalents as of March 31, 2005, totaled ¥870.0 billion, up ¥189.7 billion from the beginning of the fiscal year.

(3) Shareholder's Equity Ratio and Market Capitalization Ratio

Shareholder's equity ratio as of March 31, 2005 (Shareholder's equity / Total assets): 4.5%

Market capitalization ratio as of March 31, 2005 (Market capitalization / Total assets): 10.1%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the fiscal year ended March 31, 2005, Taiyo Life's ordinary revenues decreased 9.2 percent from the level of previous fiscal year, to ¥1,141.8 billion, which was a total of income from insurance premiums of ¥788.1 billion (down 0.8 percent), investment income of ¥177.7 billion (down 32.0 percent), and other ordinary income of ¥175.8 billion (down 13.0 percent).

Ordinary expenses decreased 9.0 percent from the level of the previous fiscal year, to ¥1,115.8 billion, which was a total of insurance claims and other payments of ¥931.3 billion (down 4.6 percent), investment expenses of ¥59.9 billion (down 49.1 percent), operating expenses of ¥82.7 billion (down 3.3 percent) and others.

As a result, ordinary profit decreased by 18.2 percent, to ¥26.0 billion.

Extraordinary gains increased 2,989.1 percent, to ¥7.0 billion, and extraordinary losses increased 7.6 percent, to ¥7.7 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains, and the losses on sale, disposal and devaluation of property and equipment of ¥5.5 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income increased 2.3 percent from the level of the previous fiscal year, to ¥7.1 billion.

Daido Life Insurance Company:

For the fiscal year ended March 31, 2005, Daido Life's ordinary revenues decreased 11.0 percent from the level of the previous fiscal year, to ¥1,059.0 billion, which was a total of income from insurance premiums of ¥884.8 billion (down 4.7 percent), investment income of ¥146.6 billion (down 24.6 percent), and other ordinary income of ¥27.6 billion (down 59.1 percent).

Ordinary expenses decreased 11.3 percent from the level of the previous fiscal year, to ¥963.2 billion, which was a total of insurance claims and other payments of ¥805.0 billion (down 11.5 percent) and investment expenses of ¥32.9 billion (down 34.0 percent), operating expenses of ¥108.8 billion (up 0.2 percent) and others.

As a result, ordinary profit decreased by 8.5 percent, to ¥95.8 billion.

Extraordinary gains increased 107.0 percent, to ¥8.7 billion, and extraordinary losses decreased 56.4 percent, to ¥7.6 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains, and the losses on sale, disposal and devaluation of property and equipment of ¥5.8 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased 12.5 percent from the level of the previous fiscal year, to ¥33.3 billion.

T&D Financial Life Insurance Company:

For the fiscal year ended March 31, 2005, T&D Financial Life's ordinary revenues decreased 19.9 percent from the level of the previous fiscal year, to ¥150.2 billion, which was a total of income from insurance premiums of ¥126.0 billion (down 19.3 percent), investment income of ¥13.1 billion (down 56.1 percent), and other ordinary income of ¥11.0 billion (up 745.1 percent). The reversal of reserve for outstanding claims of ¥7.4 billion (up 3,102.9%) was included in the other ordinary income.

Ordinary expenses decreased 14.2 percent from the level of the previous fiscal year, to ¥163.0 billion, which was a total of insurance claims and other payments of ¥89.1 billion, (up 2.2 percent), provision for policy and other reserves of ¥48.4 billion (down 35.6 percent), investment expenses of ¥0.4 billion (down 18.4 percent), operating expenses of ¥16.3 billion (down 10.9 percent) and others.

As a consequence, ordinary loss increased by 383.4 percent, to ¥12.8 billion.

Extraordinary gains decreased 99.4 percent, to ¥0.0 billion, and extraordinary losses increased 46.0 percent, to ¥0.6 billion.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥5.0 billion.

Further, current income taxes returns of ¥12.5 billion and deferred income taxes returns of ¥7.0 billion were stated resulting from the adoption of the consolidated taxation system. Therefore, the company posted a net income during the fiscal year under review, compared with a net loss of ¥3.7 billion in the previous fiscal year.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2005, increased 2.7 percent compared with the previous fiscal year, to ¥2,891.0 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 4.5 percent compared with the previous fiscal year, to ¥1,424.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2005, amounted to ¥16,966.2 billion, up ¥888.3 billion, or 5.5 percent from the ¥16,077.8 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2005, increased 1.0 percent compared with the previous fiscal year, to ¥4,354.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 8.8 percent compared with the previous fiscal year, to ¥3,026.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2005, amounted to ¥39,694.2 billion, up ¥399.3 billion, or 1.0 percent from ¥39,294.8 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the fiscal year ended March 31, 2005, decreased 32.5 percent compared with the previous fiscal year, to ¥299.7 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities, decreased 18.0 percent compared with the previous fiscal year, to ¥425.1 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2005, amounted to ¥2,913.0 billion, down ¥222.7 billion, or 7.1 percent from ¥3,135.7 billion posted at the previous fiscal year-end.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2005, recorded ¥33.8 billion, down 9.9 percent compared with the previous fiscal year, after compensating for a negative spread of ¥39.1 billion (up 29.6 percent).

As of March 31, 2005, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 865.7 percent, up 2.4 percent from the 863.3 percent posted at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥464.2 billion, up ¥12.2 billion from the ¥451.9 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥102.7 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2005, a decrease of 4.3 percent compared with the previous fiscal year, after compensating for a negative spread of ¥19.4 billion (up 50.2 percent).

As of March 31, 2005, Daido Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,037.2 percent, up 2.3 percent from the 1,034.9 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥669.6 billion, up ¥37.0 billion from the ¥632.5 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥6.5 billion, T&D Financial Life marked a loss of ¥6.7 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2005, up 113.9 percent compared with the previous fiscal year, after compensating for a negative spread of ¥3.9 billion (down 1.7 percent).

As of March 31, 2005, T&D Financial Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 721.7 percent, down 263.1 percent from the 984.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥41.1 billion, up ¥6.5 billion from the ¥34.6 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of March 31, 2005, total assets were ¥6,276.5 billion, down ¥132.9 billion from the ¥6,409.5 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥4,080.5 billion (composition ratio 65.0 percent), loans totaling ¥1,699.1 billion (27.1 percent), property and equipment of ¥176.5 billion (2.8 percent), and call loans of ¥150.6 billion (2.4 percent).

Total liabilities were ¥6,056.7 billion, down ¥127.5 billion from the ¥6,184.3 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,919.0 billion.

Total equity was ¥219.7 billion, down ¥5.4 billion from the ¥225.2 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥105.4 billion.

Daido Life Insurance Company:

As of March 31, 2005, total assets amounted to ¥5,983.7 billion, down ¥34.1 billion from the ¥6,017.9 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥4,131.7 billion (composition ratio 69.0 percent), loans totaling ¥1,040.4 billion (17.4 percent), cash and deposits of ¥232.8 billion (3.9 percent), and property and equipment of ¥147.2 billion (2.5 percent).

Total liabilities were ¥5,665.7 billion, down ¥59.0 billion from the ¥5,724.8 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,488.1 billion.

Total equity was ¥317.9 billion, up ¥24.8 billion from the ¥293.0 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥141.1 billion.

T&D Financial Life Insurance Company:

As of March 31, 2005, total assets amounted to ¥727.2 billion, up ¥44.9 billion from the ¥682.2 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥624.4 billion (composition ratio 85.9 percent), cash and deposits of ¥42.3 billion (5.8 percent), and loans of ¥14.7 billion (2.0 percent).

Total liabilities were ¥702.1 billion, up ¥40.6 billion from the ¥661.5 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥684.6 billion.

Total equity was ¥25.0 billion, up ¥4.3 billion from the ¥20.7 billion posted at the end of the previous fiscal year. Of total equity, net unrealized losses on securities was ¥0.1 billion.

4. Forecasts for the Year Ending March 31, 2006 (Apr. 1, 2005 – Mar. 31, 2006)

The consolidated forecast for the year ending March 31, 2006, is as follows.

(1) Consolidated

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net income
Interim	1,120.0	44.0	9.0
Change	(7.8%)	(24.9%)	(65.4%)
Year-End	2,170.0	95.0	26.0
Change	(6.3%)	(12.7%)	(29.9%)

Note: "Change" represents the amount change from the year ended March 31, 2005.

It is expected that ordinary revenues will amount to ¥2,170.0 billion (a decrease of approximately ¥140.0 billion, or 6.3 percent, since this fiscal year ended March 31, 2005), mainly because the reversal of policy reserves recorded ¥110.0 billion for this fiscal year to be converted to the provision for policy reserves at net base, since the income from insurance premiums is expected to be larger than the amount of insurance claims and other payments, and because of the prolongation of low interest rates, income from interest and dividends is expected to fall by approximately ¥32.0 billion.

It is expected that ordinary profit will be ¥95.0 billion (a decrease by approximately ¥14.0 billion, or 12.7 percent, since this fiscal year). This is mainly because income from interest and dividends is expected to fall by approximately ¥32.0 billion below this fiscal year's figures. Nonetheless, since products with high assumed investment yields will be eliminated because they have matured, the burden of assumed interest is expected to decrease by appropriately ¥8.0 billion, and capital gains and losses (such as net gains and losses on sales of securities) are expected to improve by approximately ¥11.0 billion.

It is expected that net income will be ¥26.0 billion (a decrease by approximately ¥11.0 billion, or 29.9 percent, since this fiscal year).

Due to the adoption of accounting standards for impairment losses of fixed assets, starting next fiscal year impairment losses of appropriately ¥4.0 billion are expected to be recorded as extraordinary losses.

Reference: Forecasts for the Year Ending March 31, 2006, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
Change	(8.9%)	(7.5%)	39.8%
Ordinary Profit (Loss)	30.0	76.0	(13.0)
Change	15.4%	(20.7%)	1.6%
Core Profit (Loss)	33.0	86.0	(12.0)
Change	(2.4%)	(16.3%)	79.1%
Net Income (Loss)	3.0	32.0	(10.0)
Change	(57.7%)	(3.9%)	-

Note: "Change" represents the amount change from the year ended March 31, 2005.

Taiyo Life Insurance Company:

It is expected that ordinary profit will be ¥30.0 billion (an increase by approximately ¥4.0 billion, or 15.4 percent, since this fiscal year ended March 31, 2005), mainly attributed to the prolongation of low interest rates, due to which income from interest and dividends is expected to decrease. Meanwhile, since products with high assumed investment yields will be eliminated because they have matured, the burden of assumed interest is expected to decrease, and an improvement of capital gains and losses is expected. Core profit is expected to be ¥33.0 billion (a decrease by 2.4 percent since this fiscal year), which is almost equal to this fiscal year.

Since ordinary profit is expected to increase and fixed assets' impairment losses are expected to be recorded mostly as extraordinary losses, net income is expected to decrease to ¥3.0 billion (a decrease by approximately ¥4.0 billion, or 57.7 percent, since this fiscal year).

Daido Life Insurance Company:

It is expected that ordinary profit will be ¥76.0 billion (a decrease by approximately ¥20.0 billion, or 20.7 percent, since this fiscal year). This is mainly because the prolongation of low interest rates is expected to bring about a decrease in income from interest and dividends. Core profit is also expected to decrease to ¥86.0 billion (a decrease of approximately ¥17.0 billion, or 16.3 percent, since this fiscal year).

Due to the decrease of ordinary profit and to the reduction of deferred income taxes, net income is expected to decrease to ¥32.0 billion (a decrease by approximately ¥1.0 billion, or 3.9 percent, since this fiscal year).

T&D Financial Life Insurance Company:

Since the burden of amortization of goodwill (¥6.5 billion) will continue (the following fiscal year ending March 31, 2006 is the final year for amortization), ordinary losses are expected to be ¥13.0 billion (an increase by 1.6 percent since this fiscal year), which is almost equal to this fiscal year. Operating expenses will increase mainly because of an increase of new policy amounts, while core profit is expected to decrease to a loss of ¥12.0 billion (a decrease by approximately ¥5.0 billion, or 79.1 percent, since this fiscal year).

Mainly due to an increase of current income taxes and deferred income taxes, net income is expected to decrease to minus ¥10.0 billion (net loss), which will be a decrease by approximately ¥15.0 billion since this fiscal year.

(2) Non-consolidated Forecasts for T&D Holdings

The non-consolidated forecast for the year ending March 31, 2006, is as follows:

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income
Interim	12.0	11.0	11.0
Change	46.3%	96.4%	83.3%
Year-End	13.0	11.0	11.0
Change	(50.0%)	(50.7%)	(50.9%)

Note: "Change" represents the amount change from the year ended March 31, 2005.

Due to a decrease in the receipt of dividends from group companies, operating income is expected to be ¥13.0 billion (a decrease by 50.0 percent since this fiscal year). Ordinary profit is also expected to decrease to ¥11.0 billion (a decrease by 50.7 percent since this fiscal year), and net income is expected to decrease to ¥11.0 billion (a decrease by 50.9 percent since this fiscal year).

Unaudited Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Balance Sheet
Unaudited Consolidated Statement of Operations
Unaudited Consolidated Statement of Surplus
Unaudited Consolidated Statement of Cash Flows
Notes to Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheet

As of March 31, 2005	(Millions of yen)	%	(Thousands of U.S. dollars)
Assets:			
Cash and deposits	¥ 345,565	2.7%	$ 3,217,857
Call loans	225,631	1.7	2,101,042
Monetary claims purchased	172,339	1.3	1,604,799
Monetary trusts	221,864	1.7	2,065,966
Securities	8,828,614	67.7	82,210,770
Loans	2,735,442	21.0	25,472,041
Property and equipment	333,102	2.6	3,101,806
Due from agencies	1,536	0.0	14,311
Due from reinsurers	6,081	0.0	56,626
Other assets	162,640	1.2	1,514,483
Deferred tax assets	13,071	0.1	121,722
Deferred tax assets on land revaluation	2,868	0.0	26,711
Reserve for possible loan losses	(5,327)	(0.0)	(49,607)
Total assets	¥13,043,431	100.0%	$121,458,532
Liabilities:			
Policy reserves:			
Reserve for outstanding claims	¥ 75,033		$ 698,698
Policy reserve	11,813,292		110,003,655
Reserve for policyholder dividends	204,665		1,905,813
Total policy reserves	12,092,991	92.7%	112,608,167
Due to agencies	993	0.0	9,251
Due to reinsurers	758	0.0	7,061
Commercial paper	20,000	0.2	186,237
Subordinated bonds	20,000	0.2	186,237
Other liabilities	168,323	1.3	1,567,400
Reserve for employees' retirement benefits	110,917	0.8	1,032,844
Reserve for directors' and corporate auditors' retirement benefits	3,042	0.0	28,328
Reserve for price fluctuations	42,669	0.3	397,333
Deferred tax liabilities	1	0.0	15
Total liabilities	12,459,696	95.5	116,022,877
Minority interests	1,403	0.0	13,068
Stockholders' equity:			
Common stock:			
Authorized – 966,000,000 shares			
Issued – 241,500,000 shares	100,000	0.8	931,185
Capital surplus	87,515	0.7	814,928
Retained earnings	180,592	1.4	1,681,651
Land revaluation	(32,037)	(0.3)	(298,332)
Net unrealized gains on securities	246,458	1.9	2,294,984
Translation adjustment	(6)	(0.0)	(59)
Treasury stock	(190)	(0.0)	(1,771)
Total stockholders' equity	582,331	4.5	5,422,586
Total liabilities, minority interests and stockholders' equity	¥13,043,431	100.0%	$121,458,532

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statement of Operations

Year ended March 31, 2005	(Millions of yen)	%	(Thousands of U.S. dollars)
Ordinary revenues:			
Income from insurance premiums	¥1,798,983		$16,751,867
Investment income:			
Interest, dividends and income from real estate for rent	254,274		2,367,770
Gains from monetary trusts, net	3,846		35,822
Gains on investments in trading securities, net	4,885		45,495
Gains on sales of securities	56,116		522,545
Gains on redemptions of securities	165		1,539
Other investment income	3,454		32,167
Gains on separate accounts, net	13,395		124,737
Total investment income	336,139		3,130,078
Other ordinary income:			
Reversal of policy reserves	110,886		1,032,561
Other ordinary income	70,756		658,872
Total other ordinary income	181,643		1,691,434
Equity in net income of affiliated companies	16		153
Total ordinary revenues	2,316,781	100.0%	21,573,533
Ordinary expenses:			
Insurance claims and other payments:			
Insurance claims	812,219		7,563,273
Annuity payments	136,486		1,270,940
Insurance benefits	321,420		2,993,022
Surrender payments	395,426		3,682,157
Other payments	160,081		1,490,653
Total insurance claims and other payments	1,825,635		17,000,047
Provision for policy and other reserves:			
Interest portion of reserve for policyholder dividends	1,055		9,828
Investment expenses:			
Interest expense	1,646		15,333
Losses on sales of securities	33,222		309,359
Devaluation losses on securities	3,761		35,026
Amortization of securities	0		1
Losses from derivatives, net	33,300		310,084
Foreign exchange losses, net	4,907		45,695
Write-off of loans	76		714
Depreciation of real estate for rent	5,813		54,137
Other investment expenses	9,308		86,683
Total investment expenses	92,037		857,035
Operating expenses	205,681		1,915,276
Other ordinary expenses	83,534		777,857
Total ordinary expenses	2,207,943	95.3	20,560,045
Ordinary profit	108,838	4.7	1,013,488

Year ended March 31, 2005	(Millions of yen)	%	(Thousands of U.S. dollars)
Extraordinary gains:			
Gains on sale of property and equipment	¥ 963		$ 8,974
Reversal of reserve for possible loan losses	3,020		28,125
Recoveries of bad debts previously written-off	158		1,478
Reversal of reserve for losses on sale of loans	64		603
Total extraordinary gains	4,207	0.2%	39,181
Extraordinary losses:			
Losses on sale, disposal and devaluation of property and equipment	11,982		111,580
Provision for reserve for price fluctuations	4,063		37,835
Other	82		765
Total extraordinary losses	16,128	0.7	150,181
Provision for reserve for policyholder dividends	44,977	2.0	418,824
Income before income taxes	51,940	2.2	483,664
Income taxes:			
Current	1,607	0.1	14,965
Deferred	13,081	0.5	121,810
Minority interests	120	0.0	1,122
Net income	¥ 37,131	1.6%	$ 345,766

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statement of Surplus

Year ended March 31, 2005	(Millions of yen)	(Thousands of U.S. dollars)
Capital surplus:		
Balance at beginning of year	¥ 80,054	$ 745,451
Additions:		
Gains on sale of treasury stock	7,461	69,477
Balance at end of year	87,515	814,928
Retained earnings:		
Balance at beginning of year	150,637	1,402,716
Additions:		
Net income	37,131	345,766
Deductions:		
Dividends on common stock	6,750	62,855
Bonuses to directors	158	1,471
Bonuses to corporate auditors	22	209
Decrease in retained earnings due to reversal of land revaluation	246	2,295
Total deductions	7,177	66,831
Balance at end of year	¥180,592	$1,681,651

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statement of Cash Flows

Year ended March 31, 2005	(Millions of yen)	(Thousands of U.S. dollars)
Cash flows from operating activities:		
Income before income taxes	¥ 51,940	$ 483,664
Depreciation of real estate for rent	5,813	54,137
Amortization of goodwill due to consolidation	(23)	(219)
Other depreciation and amortization	21,544	200,617
Decrease in reserve for outstanding claims	(5,869)	(54,653)
Decrease in policy reserve	(110,886)	(1,032,561)
Increase in interest portion of reserve for policyholder dividends	1,055	9,828
Increase in provision for reserve for policyholder dividends	44,977	418,824
Decrease in reserve for possible loan losses	(4,234)	(39,429)
Increase in reserve for employees' retirement benefits	2,188	20,379
Increase in reserve for directors' and corporate auditors' retirement benefits	362	3,376
Decrease in reserve for losses on sale of loans	(64)	(603)
Increase in reserve for price fluctuations	4,063	37,835
Interest, dividends and income from real estate for rent	(254,274)	(2,367,770)
Gains on investment securities	(37,579)	(349,931)
Interest expense	1,646	15,333
Exchange losses	5,089	47,396
Losses on sale or disposal of property and equipment	11,088	103,253
Equity in net income of affiliated companies	(16)	(153)
Decrease in amount due from agencies	365	3,407
Increase in amount due from reinsurers	(892)	(8,313)
Decrease in other assets (excluding investment activities-related and financing activities-related)	7,900	73,568
Increase in amount due to agencies	541	5,041
Decrease in amount due to reinsurers	(143)	(1,331)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(6,896)	(64,221)
Other, net	34,892	324,909
Subtotal	(227,410)	(2,117,615)
Interest, dividends and income from real estate for rent received	273,597	2,547,697
Interest paid	(1,140)	(10,621)
Policyholder dividends	(55,668)	(518,381)
Other, net	12,058	112,287
Income taxes paid	(42,359)	(394,442)
Net cash used in operating activities	(40,923)	(381,077)

Year ended March 31, 2005	(Millions of yen)	(Thousands of U.S. dollars)
Cash flows from investing activities:		
Net decrease in short-term investments	¥ 340	$ 3,166
Investments in monetary claims purchased	(90,789)	(845,419)
Proceeds from sale and redemption of monetary claims purchased	37,919	353,105
Investments in monetary trusts	(106,400)	(990,781)
Proceeds from monetary trusts	158,679	1,477,600
Purchase of securities	(2,753,140)	(25,636,839)
Sale and redemption of securities	2,640,509	24,588,041
Investments in loans	(728,843)	(6,786,882)
Collection of loans	1,075,964	10,019,223
Other, net	(31,630)	(294,537)
Subtotal	202,610	1,886,676
Total of net cash provided by operating activities and investment transactions as above	168,834	1,572,161
Purchase of property and equipment	(9,458)	(88,074)
Proceeds from sale of property and equipment	7,003	65,216
Net cash provided by investing activities	200,155	1,863,817
Cash flows from financing activities:		
Income from commercial paper	20,000	186,237
Proceeds from debt	8,500	79,150
Repayments of debt	(6,297)	(58,644)
Redemption of commercial paper	(30,000)	(279,355)
Purchase of treasury stock	(190)	(1,771)
Sale of treasury stock	41,677	388,092
Dividends paid	(6,469)	(60,238)
Dividends paid to minority interests	(30)	(284)
Net cash provided by financing activities	27,189	253,185
Effect of exchange rate changes on cash and cash equivalents	(3,777)	(35,173)
Net increase in cash and cash equivalents	189,791	1,767,314
Cash and cash equivalents at beginning of year	680,270	6,334,582
Cash and cash equivalents at end of year	¥ 870,062	$ 8,101,897

See notes to unaudited consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated financial statements are compiled from the financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended March 31, 2005 was 16.

The following subsidiaries were included in the consolidated financial statements until their liquidation date:

Taiyo Building Management Co., Ltd. liquidated as of August 10, 2004,
Sinopia T&D Asset Management Co., Ltd. liquidated as of January 28, 2005,
Daiko Building Service Co., Ltd. liquidated as of March 9, 2005,
and Daido Kosan Co., Ltd. liquidated as of March 25, 2005.

1. Summary of Significant Accounting Policies (continued)

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended March 31, 2005 was two.

There are no affiliated companies which are accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the year ended December 31, 2005. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing as at March 31, 2005 except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy-reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

1. Summary of Significant Accounting Policies (continued)

Taiyo Life has set up "policy-reserve-matching bonds." The purpose of the policy-reserve-matching bonds is to reflect Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years,' and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of Taiyo Life's underlying policies. Taiyo Life also periodically examines the duration matching effectiveness, by comparison of the bond's duration with that of underlying policies.

(e) Reserve for possible loan losses

The Three Life Companies established Self-Assessment Guidelines for the reserve for possible loan losses. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

1. Summary of Significant Accounting Policies (continued)

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

In advance of the enforcement of "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guaranty Risks for Variable Annuity Insurance, etc." issued by the Financial Services Agency, T&D Financial Life set aside additional reserves of ¥8,673 million (U.S.$80,769 thousand) for variable annuities as of March 31, 2005.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement and whether the termination of employment was voluntary or involuntary.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of service approach.

1. Summary of Significant Accounting Policies (continued)

Taiyo Life has partially revised its reserve policies for employees' retirement benefits during this fiscal year. Past service liabilities due to this policy change were amortized during this fiscal year. Unrecognized net actuarial gains or losses and gains on plan amendments are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

(j) Income taxes

Year ended March 31, 2005, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2005. The new consolidated corporate-tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

1. Summary of Significant Accounting Policies (continued)

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Organization costs

Organization costs are charged to other ordinary expenses as incurred.

(n) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(o) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2005 amounted to ¥11,846 million (U.S.$110,308 thousand).

1. Summary of Significant Accounting Policies (continued)

(q) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The Company has established internal rules regarding derivative financial instruments and hedging, which include policies and procedures for risk assessment, the requirements for hedge accounting, hedge items, and the effectiveness of the hedging, approval, reporting and monitoring. The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items applied the hedge accounting as of March 31, 2005 are follows.

a. Hedge instrument: Interest rate swaps
   Hedge item: Loans

b. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign bonds

c. Hedge instrument: Individual stock options
   Hedge item: Domestic equities

d. Hedge instrument: Margin transactions
   Hedge item: Domestic equities

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for Foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a. Hedge instrument: Foreign exchange contracts
   Hedge item: Available for sale Foreign securities and Certificates of deposit in foreign currency

b. Hedge instrument: Interest rate swaps
   Hedge item: Available for sale Bonds

1. Summary of Significant Accounting Policies (continued)

(r) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2005 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 257	$ 2,397
Past due loans	4,351	40,520
Loans overdue for three months or more	5,316	49,504
Restructured loans	1,216	11,328
Total	¥11,141	$ 103,752

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

2. Loans (continued)

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that is not collectable from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2005 amounted to ¥137 million (U.S.$1,277 thousand). Past due loans decreased due to write-offs by ¥685 million (U.S.$6,385 thousand) for the year ended March 31, 2005.

The Company's outstanding loan commitments with borrowers as of March 31, 2005 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitments	¥540	$5,028
Less amount drawn down	75	698
Unused loan commitments	¥465	$4,330

Based on the loan commitment agreements, the extension of credit is subject to the Company's review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Accumulated Depreciation of Property and Equipment

Accumulated depreciation of property and equipment as of March 31, 2005 was ¥192,004 million (U.S.$1,787,915 thousand).

4. Separate Accounts

The balance sheet includes ¥405,346 million (U.S.$3,774,528 thousand) of assets and liabilities in equal amounts related to separate accounts, as of March 31, 2005.

Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

5. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2005 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of period	¥214,295	$1,995,492
Policyholder dividends	(55,668)	(518,381)
Increase in interest	1,055	9,828
Increase due to other reasons	5	49
Provision for reserve for policyholder dividends	44,977	418,824
Balance at end of period	¥204,665	$1,905,813

6. Subordinated Bonds

The Company issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). The Company, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

7. Other Liabilities

Other liabilities included ¥35,000 million (U.S.$325,914 thousand) of subordinated borrowings as of March 31, 2005.

8. Commitments

The amounts of the Company's future contributions to the Policyholder Protection Fund, which was taken over by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥3,879 million (U.S.$36,127 thousand) as of March 31, 2005. The contributions are charged to expense as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥21,551 million (U.S.$200,686 thousand) as of March 31, 2005. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥142,413 million (U.S.$1,326,136 thousand) of the Company's investments in securities was mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation in order to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of March 31, 2005.

A portion of bonds amounting to ¥10,131 million (U.S.$94,345 thousand) was loaned under lending contracts as of March 31, 2005.

9. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 92 of the Insurance Business Law, amounted to ¥63,158 million (U.S.$588,121 thousand) and ¥10,836 million (U.S.$100,906 thousand) as of March 31, 2005, respectively.

10. Investments in Affiliates

Securities included ¥163 million (U.S.$1,522 thousand) of investments in affiliates as of March 31, 2005.

11. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and cash deposits as stated in the balance sheet as of March 31, 2005:

	(Millions of yen)	(Thousands of U.S. dollars)
Cash and deposits	¥ 345,565	$ 3,217,857
Less: deposits with an original maturity of more than three months	(110)	(1,024)
Call loans	225,631	2,101,042
Monetary claims purchased	172,339	1,604,799
Less: monetary claims purchased more than three months	(83,342)	(776,073)
Securities purchased	8,828,614	82,210,770
Less: securities with more than three months redemption periods	(8,618,635)	(80,255,476)
Cash and cash equivalents	¥ 870,062	$ 8,101,897

12. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

13. Lease Transactions

Information regarding non-ownership-transfer finance leases were as follows:

(1) As lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases for the year ended March 31, 2005 is summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Equipment:		
Acquisition cost	¥ 2,716	$ 25,292
Accumulated depreciation	(1,682)	(15,669)
Net carrying value	¥ 1,033	$ 9,622

13. Lease Transactions (continued)

Obligations under finance leases as of March 31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Due within one year	¥ 557	$ 5,191
Due after one year	534	4,973
Total	¥1,091	$10,165

Total payments for non-ownership-transfer finance leases for the year ended March 31, 2005 were ¥623 million (U.S.$5,805 thousand).

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the year ended March 31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Depreciation	¥556	$5,179
Imputed interest cost	61	570

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Due within one year	¥ 6	$ 62
Due after one year	6	59
Total	¥13	$122

13. Lease Transactions (continued)

(2) As lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards, for the year ended March 31, 2005 is summarized as follows.

Leased assets included in the accompanying balance sheet accounted for under operating lease accounting are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Other:		
Acquisition cost	¥ 43,049	$ 400,873
Accumulated depreciation	(22,422)	(208,795)
Net carrying value	¥ 20,627	$ 192,077

The amounts equivalent to the minimum lease payments to be received as of March 31, 2005 was as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Due within one year	¥ 7,317	$ 68,140
Due after one year	18,426	171,581
Total	¥25,743	$ 239,721

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to non-ownership-transfer finance leases for the year ended March 31, 2005 would have been as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Gross lease income	¥7,861	$73,203
Recovery to principal amount	6,750	62,858
Net lease income	¥1,160	$10,802

Imputed interest cost is computed by the interest method.

14. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 percent. The effective tax rate for the year ended March 31, 2005 differs from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Valuation reserve	(10.1)%
Permanent difference items including entertainment expense, etc.	1.7%
Other	0.6%
Effective tax rate	28.3%

Significant components of deferred tax assets and liabilities of the Company and consolidated subsidiaries as of March 31, 2005 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 77,129	$ 718,220
Reserve for employees' retirement benefits	39,583	368,596
Reserve for price fluctuations	15,407	143,468
Devaluation losses on securities	11,288	105,115
Tax loss carryforward	9,520	88,654
Unrealized gains on available-for-sale securities	8,076	75,211
Deferred gain on sale of real estate	3,853	35,883
Reserve for bonus payment	3,096	28,831
Allowance for bad debt	2,059	19,178
Other	7,556	70,364
Subtotal	177,572	1,653,525
Valuation reserve	(14,882)	(138,582)
Total deferred tax assets	162,689	1,514,943
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	(147,365)	(1,372,243)
Accrued dividend income	(1,325)	(12,339)
Deferred gain on sale of real estate	(924)	(8,609)
Other	(4)	(44)
Total deferred tax liabilities	(149,619)	(1,393,236)
Net deferred tax asset	¥ 13,070	$ 121,706

15. Investments in Securities

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2005 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥476,373	¥8,746

Carrying amount	Valuation difference charged to earnings
(Thousands of U.S. dollars)	
$4,435,919	$81,445

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 336,457	¥ 348,760	¥12,302
Municipal bonds	590,443	612,409	21,966
Corporate bonds	658,746	680,917	22,170
Total domestic bonds	1,585,647	1,642,087	56,439
Foreign bonds	86,658	88,893	2,235
Other securities	48,903	49,478	575
Total	1,721,208	1,780,458	59,249
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	42,435	40,984	(1,450)
Municipal bonds	7,630	6,878	(752)
Corporate bonds	128,971	125,393	(3,577)
Total domestic bonds	179,037	173,256	(5,780)
Foreign bonds	16,400	15,878	(521)
Other securities	20,998	20,997	(0)
Total	216,436	210,132	(6,303)
Grand total	¥1,937,645	¥1,990,591	¥52,946

15. Investments in Securities (continued)

	Carrying amount	Fair value	Gross unrealized gains
	(Thousands of U.S. dollars)		
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 3,133,044	$ 3,247,602	$ 114,558
Municipal bonds	5,498,120	5,702,666	204,545
Corporate bonds	6,134,154	6,340,605	206,450
Total domestic bonds	14,765,320	15,290,874	525,554
Foreign bonds	806,947	827,760	20,812
Other securities	455,378	460,736	5,357
Total	16,027,646	16,579,371	551,725
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	395,152	381,644	(13,507)
Municipal bonds	71,056	64,054	(7,002)
Corporate bonds	1,200,959	1,167,644	(33,315)
Total domestic bonds	1,667,168	1,613,343	(53,825)
Foreign bonds	152,714	147,854	(4,859)
Other securities	195,537	195,529	(8)
Total	2,015,420	1,956,727	(58,693)
Grand total	$18,043,067	$18,536,099	$ 493,032

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million (U.S.$46,559 thousand) that are shown as cash and deposit, commercial paper amounting to ¥30,997 million (U.S.$288,648 thousand) and beneficiary trust certificates amounting to ¥33,903 million (U.S.$315,708 thousand) that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

15. Investments in Securities (continued)

Bonds for policy-reserve-matching with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 440,056	¥ 447,017	¥ 6,960
Municipal bonds	230,065	234,214	4,148
Corporate bonds	752,952	767,533	14,581
Total	1,423,074	1,448,765	25,691
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	90,413	87,193	(3,220)
Municipal bonds	8,316	8,113	(203)
Corporate bonds	81,856	79,051	(2,805)
Total	180,586	174,358	(6,228)
Grand total	¥1,603,661	¥1,623,123	¥19,462

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 4,097,745	$ 4,162,561	$ 64,816
Municipal bonds	2,142,336	2,180,968	38,632
Corporate bonds	7,011,379	7,147,163	135,783
Total	13,251,461	13,490,693	239,231
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	841,920	811,933	(29,986)
Municipal bonds	77,440	75,548	(1,892)
Corporate bonds	762,236	736,115	(26,121)
Total	1,681,597	1,623,597	(57,999)
Grand total	$ 14,933,059	$ 15,114,291	$ 181,231

15. Investments in Securities (continued)

Available-for-sale securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 201,758	¥ 213,722	¥ 11,964
Municipal bonds	642,272	664,920	22,647
Corporate bonds	755,081	779,551	24,469
Total domestic bonds	1,599,112	1,658,193	59,080
Domestic stocks	474,769	732,738	257,969
Foreign securities:			
Foreign bonds	670,327	708,758	38,431
Foreign stocks	27,519	29,647	2,127
Foreign other securities	60,460	62,144	1,683
Total foreign securities	758,307	800,550	42,243
Other securities	568,877	608,764	39,887
Total	3,401,067	3,800,248	399,181
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	305,314	305,100	(213)
Municipal bonds	18,672	18,377	(295)
Corporate bonds	59,473	56,443	(3,029)
Total domestic bonds	383,460	379,921	(3,539)
Domestic stocks	143,399	135,630	(7,769)
Foreign securities:			
Foreign bonds	213,546	207,971	(5,574)
Foreign stocks	18,959	18,033	(925)
Foreign other securities	38,123	36,131	(1,991)
Total foreign securities	270,629	262,136	(8,492)
Other securities	216,057	214,141	(1,915)
Total	1,013,546	991,829	(21,716)
Grand total	¥4,414,613	¥4,792,078	¥377,464

15. Investments in Securities (continued)

	Acquisition cost	Carrying amount	Difference
	(Thousands of U.S. dollars)		
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	$ 1,878,744	$ 1,990,153	$ 111,409
Municipal bonds	5,980,751	6,191,639	210,887
Corporate bonds	7,031,210	7,259,067	227,856
Total domestic bonds	14,890,706	15,440,860	550,153
Domestic stocks	4,420,983	6,823,154	2,402,171
Foreign securities:			
Foreign bonds	6,241,988	6,599,857	357,868
Foreign stocks	256,259	276,075	19,815
Foreign other securities	563,000	578,680	15,680
Total foreign securities	7,061,249	7,454,613	393,364
Other securities	5,297,302	5,668,730	371,427
Total	$ 31,670,242	$ 35,387,358	$ 3,717,116
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	$ 2,843,043	$ 2,841,050	$ (1,992)
Municipal bonds	173,876	171,124	(2,752)
Corporate bonds	553,808	525,597	(28,210)
Total domestic bonds	3,570,728	3,537,772	(32,955)
Domestic stocks	1,335,316	1,262,967	(72,348)
Foreign securities:			
Foreign bonds	1,988,509	1,936,600	(51,909)
Foreign stocks	176,548	167,927	(8,620)
Foreign other securities	355,001	336,452	(18,548)
Total foreign securities	2,520,059	2,440,980	(79,079)
Other securities	2,011,891	1,994,053	(17,838)
Total	9,437,995	9,235,773	(202,221)
Grand total	$ 41,108,237	$ 44,623,132	$ 3,514,894

Note 1: Available-for-sale securities include certificates of deposits amounting to ¥25,000 million (U.S.$232,796 thousand) that are shown as cash and deposits, commercial paper amounting to ¥88,996 million (U.S.$828,726 thousand) and beneficiary trust certificates amounting to ¥18,440 million (U.S.$171,716 thousand) that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to the other securities as of March 31, 2005, ¥2,139 million (U.S.$19,920 thousand) was charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

15. Investments in Securities (continued)

Gross gains of ¥60,882 million (U.S.$566,927 thousand), and gross losses of ¥30,536 million (U.S.$284,348 thousand) were recorded on the sale of securities classified as available-for-sale for the year ended March 31, 2005, respectively. Total proceeds on such sales amounted to ¥1,469,068 million (U.S.$13,679,754 thousand) for the year ended March 31, 2005.

Gross gains of ¥936 million (U.S.$8,721 thousand), and gross losses of ¥2,685 (U.S.$25,010 thousand) were recorded through the sale of securities classified as policy-reserve-matching bonds for the year ended March 31, 2005, respectively. Total proceeds on such sales amounted to ¥365,147 (U.S.$3,400,204 thousand) for the year ended March 31, 2005.

Securities without readily obtainable fair value held by the Company as of March 31, 2005 are summarized as follows:

	Carrying amount	
	(Millions of yen)	(Thousands of U.S. dollars)
Available-for-sale securities:		
Unlisted stocks (excluding over-the-counter stocks)	¥ 29,264	$ 272,509
Foreign securities/unlisted stocks (excluding over-the-counter stocks)	150,000	1,396,778
Foreign securities/other securities	27,269	253,931
Other securities	14,498	135,005
Total	¥221,032	$ 2,058,225

The Company reclassified certain bonds originally classified as held-to-maturity securities, with a net book value of ¥154,697 million (U.S.$1,440,521 thousand), into available-for-sale securities. To secure asset redemptions and to be ready for cash outflows due to significant market interest rate increases regarding single premium endowment insurance and single premium valuable insurance, the held-to-maturity securities related to these two products were reclassified. As a result of the reclassification, the balance of available-for-sale securities increased by ¥6,395 million (U.S.$59,551 thousand) and net unrealized gains on available-for-sale securities increased by ¥4,085 million (U.S.$38,047 thousand).

15. Investments in Securities (continued)

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2005, by contractual maturity date, is as follows:

	As of March 31, 2005			
	Due in one year or less	Dues after one year through five years	Due after five years through ten years	Due after ten years
	(Millions of yen)			
Government bonds	¥409,496	¥ 401,334	¥ 396,003	¥221,351
Municipal bonds	159,228	728,908	606,976	24,639
Corporate bonds	164,044	969,968	920,398	404,110
Foreign bonds	66,424	521,603	307,306	124,454
Foreign stocks	–	–	3,278	–
Other foreign securities	176	21,716	24,694	41,259
Other securities	160,159	12,430	6,445	54,104
Total	¥959,530	¥2,655,961	¥2,265,103	¥869,920

	(Thousands of U.S. dollars)			
Government bonds	$ 3,813,175	$ 3,737,167	$ 3,687,528	$ 2,061,195
Municipal bonds	1,482,711	6,787,489	5,652,078	229,438
Corporate bonds	1,527,558	9,032,205	8,570,614	3,763,017
Foreign bonds	618,533	4,857,094	2,861,594	1,158,898
Foreign stocks	–	–	30,528	–
Other foreign securities	1,646	202,221	229,947	384,206
Other securities	1,491,385	115,749	60,021	503,815
Total	$ 8,935,011	$ 24,731,927	$ 21,092,313	$ 8,100,573

16. Investment in Monetary Trusts

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2005 are summarized as follows:

Carrying amount	Valuation difference charged to earnings
(Millions of yen)	
¥7,036	¥(6,870)

Carrying amount	Valuation difference charged to earnings
(Thousands of U.S. dollars)	
$65,526	$(63,977)

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of March 31, 2005.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
	(Millions of yen)		
Monetary trusts	¥78,034	¥83,077	¥5,042

	Acquisition cost	Carrying amount	Difference
	(Thousands of U.S. dollars)		
Monetary trusts	$726,646	$773,602	$46,956

Note 1: In addition to the monetary trusts above, investments in short term monetary trusts amounting to ¥80,000 million (U.S.$744,948 thousand) and joint monetary trusts amounting to ¥51,750 million (U.S.$481,888 thousand) are stated at acquisition cost on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of March 31, 2005 of ¥615 million (U.S.$5,728 thousand) were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

17. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal guidelines such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

The Company uses derivative financial instruments for the purpose of complementing risk hedges, which are linked with cash product assets. Accordingly, the Company does not transact speculative trades.

Taiyo Life focuses on the stable investment management of assets and leverages risks linking hedge purposes with holding cash product assets. Daido Life focuses on efficient investment management of assets and complementing trades of cash product assets. Daido Life uses derivative financial instruments where trades are limited for the above policy.

In order to minimize the risks of minimum death guaranty and guaranteed minimum living benefit for individual variable annuities, T&D Financial Life, uses derivative trades in Monetary Trusts for hedge purposes against increasing risks due to falling prices related to the subjected cash product assets in separate accounts.

17. Derivative Financial Instruments (continued)

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2005. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2005			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (losses)
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥117,288	¥ 97,635	¥ 3,795	¥ 3,795
Interest rate swap (fixed interest pay)	142,382	2,600	(1,575)	(1,575)
Foreign exchange contracts sold	–	805,459	825,882	(20,423)
Foreign exchange contracts bought	–	140	140	0
Bond futures contracts sold	–	34,385	34,852	(467)
Stock index futures bought	–	29,977	30,126	148
Stock index options bought (put)	–	79,993	–	–
Option premium		(3,168)	1,561	(1,607)
Total valuation losses, net				¥ (20,129)
	(Thousands of U.S. dollars)			
Interest rate swap (fixed interest receipt)	$1,092,172	$909,162	$ 35,346	$ 35,346
Interest rate swap (fixed interest pay)	1,325,840	24,210	(14,673)	(14,673)
Foreign exchange contracts sold	–	7,500,318	7,690,500	(190,181)
Foreign exchange contracts bought	–	1,308	1,309	0
Bond futures contracts sold	–	320,188	324,541	(4,353)
Stock index futures bought	–	279,146	280,532	1,385
Stock index options bought (put)	–	744,883	–	–
Option premium		(29,505)	14,537	(14,968)
Total valuationlosses, net				$(187,444)

Note: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying balance sheet are excluded above.

17. Derivative Financial Instruments (continued)

T&D Financial Life uses Monetary Trusts to execute derivatives trades. The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2005.

	As of March 31, 2005			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (losses)
	(Millions of yen)			
Currency options bought (put)	¥ 22,328	¥ 2,322		
Options	(2,585)	(21)	(2,578)	(28)
Currency options bought (put) in USD	12,528	1,261		
Options	(1,564)	(14)	(1,669)	91
Currency options bought (put) in EUR	9,800	1,061		
Options	(1,021)	(8)	(909)	(120)
Stock index options bought (put)	31,128	3,176		
Options	(2,443)	(16)	(2,538)	78
Total valuation gains, net				¥ 49

	As of March 31, 2005			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation gains (losses)
	(Thousands of U.S. dollars)			
Currency options bought (put)	$207,924	$21,616		
Options	(24,080)	(204)	(24,014)	(270)
Currency options bought (put) in USD	116,666	11,737		
Options	(14,564)	(129)	(15,543)	848
Currency options bought (put) in EUR	91,257	9,879		
Options	(9,516)	(74)	(8,471)	(1,118)
Stock index options bought (put)	289,864	29,575		
Options	(22,752)	(149)	(23,634)	733
Total valuation gains, net				$ 463

Note 1: The transactions that apply deferral hedge and fair value hedge accounting including special treatment for interest rate swaps are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying balance sheet are excluded above.

18. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31, 2005	
	(Millions of yen)	(Thousands of U.S. dollars)
Service cost	¥ 5,617	$ 52,305
Interest cost	2,508	23,362
Expected return on assets	(167)	(1,564)
Amortization of unrecognized net actuarial loss	688	6,415
Amortization of unrecognized net obligation at translation	1,106	10,301
Net periodic pension cost	9,753	90,820
Other	144	1,348
Total pension cost	¥ 9,898	$ 92,168

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31, 2005
Discount rate	2.0% − 2.3%
Expected long-term rate of return on assets	1.0% − 1.25%

The plans' funded status as of March 31, 2005 is summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Projected benefit obligation	¥ 127,079	$ 1,183,344
Plan assets	(16,162)	(150,500)
Reserve for employees' retirement benefits	¥ 110,917	$ 1,032,844

18. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended March 31, 2005 was ¥155.41 (U.S.$1.44). Net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2005 were ¥2,410.76 (U.S.$22.44).

Summary of the net income per share computations is as follows:

	Year ended March 31, 2005	
	(Millions of yen)	(Thousands of U.S. dollars)
Net income	¥37,131	$ 345,766
Bonuses to directors and corporate auditors	(225)	(2,096)
Net income available to common stockholders	¥36,906	$ 343,670
	(Shares)	
Weighted average common shares outstanding	237,486,517	

18. Subsequent Events

There were no applicable subsequent events.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the Fiscal Year 2004 ended March 31, 2005)

May 19, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 19, 2005
Date of Ordinary General Meeting of Shareholders: June 29, 2005
Projected Starting Date of Dividend Distribution: June 30, 2005
Interim Dividends: Applicable
Application of Share Unit System: Yes (50 shares for a unit)

1. Non-Consolidated Operating Results for the Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data for the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
FY 2004 ended Mar. 31, 2005	¥26,016 million	-	¥23,144 million	-	¥22,337 million	-

	Net Income	%change	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Asset	Ratio of Ordinary Profit to Operating Income
FY 2004 ended Mar. 31, 2005	¥22,493 million	-	¥92.99	-	4.1%	3.9%	85.9%

Notes:

1. *Average number of outstanding shares during the year: the year ended March 31, 2005; 241,481,037*
2. *Changes in method of accounting: None*
3. *% changes for operating income, operating profit, ordinary profit, and net income are presented in comparison with the previous fiscal year.*

(2) Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
As of Mar. 31, 2005	¥45.00	-	¥45.00	¥10,865 million	48.4%	2.0%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Mar. 31, 2005	¥575,331 million	¥554,619 million	96.4%	¥2,296.77

Notes:

1. *Number of outstanding shares at the end of the year: as of March 31, 2005; 241,461,460*
2. *Number of treasury stock at the end of the year: as of March 31, 2005; 38,540*

2. Non-Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Half-Year ending Sep. 30, 2005	¥12,000 million	¥11,000 million	¥11,000 million	-	-	-
Year ending Mar. 31, 2006	¥13,000 million	¥11,000 million	¥11,000 million	-	¥45.00	¥45.00

Notes: Projected net income per share for the year ending March 31, 2006 is ¥45.56.

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Balance Sheet
Unaudited Non-Consolidated Statement of Operations
Unsudited Non-Consolidated Statement of Surplus
Notes to Unaudited Non-Consolidated Financial Statement

Unaudited Non-Consolidated Balance Sheet

As of March 31, 2005	(Millions of yen)	%	(Thousands of U.S. dollars)
Assets:			
Current assets:			
Cash and deposits	¥ 10,549		$ 98,236
Prepaid expenses	21		199
Deferred tax assets	68		636
Accounts receivable	7,340		68,356
Income tax refundable receivable	17,932		166,982
Other current assets	0	0	0
Total current assets	35,912	6.2%	334,410
Fixed assets:			
Tangible fixed assets:			
Buildings	123		1,148
Machinery and equipment	0	0	1
Total tangible fixed assets	123		1,149
Intangible fixed assets:			
Trademark	3		33
Software	3	0	27
Total Intangible fixed assets	6		61
Investments and other assets:			
Investments in subsidiaries	539,066		5,019,705
Deferred tax assets	55		519
Deposit for rent	167		1,557
Total investments and other assets	539,289		5,021,781
Total fixed assets	539,419	93.8%	5,022,992
Total assets	575,331	100.0%	5,357,403
Liabilities:			
Current liabilities:			
Accounts payable	20,380		189,782
Accrued expenses	93		871
Income tax payable	78		727
Consumption tax payable	56		522
Deposits received	4		45
Total current liabilities	20,613	3.6%	191,948
Fixed liabilities:			
Reserve for directors' and corporate auditors' retirement benefits	99	0.0%	922
Total Liabilities	20,712	3.6%	192,870
Stockholders' equity:			
Common stock:			
Authorized – 966,000,000 shares			
Issued – 241,500,000 shares	100,000	17.4%	931,185
Capital surplus	432,316	75.1%	4,025,664
Retained earnings	22,493	3.9%	209,453
Treasury stock – 38,540 shares	(190)	(0.0)%	(1,771)
Total stockholders' equity	554,619	96.4%	5,164,532
Total liabilities and stockholders' equity	¥ 575,331	100.0%	$ 5,357,403

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statement of Operations

Year ended March 31, 2005	(Millions of yen)	%	(Thousands of U.S. dollars)
Operating income:			
Dividends on Investments in Subsidiaries	¥23,050		$214,642
Fees and commissions received from subsidiaries	2,966		27,621
Total operating income	26,016	100.0%	242,264
Operating expenses:			
General and administrative expenses	2,872	11.0	26,747
Operating profit	23,144	89.0	215,517
Non-operating income			
Interest income	0		0
Fees and commissions received	17		166
Other income	0		4
Total non-operating income	18	0.1	172
Non-operating expenses			
Interest expense	10		95
Amortization for organization costs	700		6,518
Stock offering expense	114		1,069
Total non-operating expenses	825	3.2	7,683
Ordinary profit	22,337	85.9	208,005
Income before income taxes	22,337	85.9	208,005
Income taxes:			
Current	(31)	(0.1)	(293)
Deferred	(124)	(0.5)	(1,155)
Net Income	22,493	86.5%	209,453
Unappropriated retained earnings at end of year	¥22,493		$209,453

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statement of Surplus

Year ended March 31, 2005	(Millions of Yen)	(Thousands of U.S. dollars)
Unappropriated retained earnings at end of year	¥22,493	$209,453
Appropriation retained earnings:		
Dividends to shareholders		
(cash dividends per share: ¥45)	10,865	101,180
Bonus to directors	28	268
Bonus to corporate auditors	9	85
Total appropriation of retained earnings	10,903	101,534
Unappropriated retained earnings carried forward	¥11,589	$107,919

See notes to unaudited non-consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated financial statements are compiled from the financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the non-consolidated financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Valuation of securities

Investments in subsidiaries that do not have readily determinable fair values are valued at cost determined by the moving average method.

(c) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

1. Summary of Significant Accounting Policies (continued)

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the fiscal year ended March 31, 2005, the Company provided the estimated annual provision.

(d) Income taxes

The Company files a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income recognized for income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and income tax purposes using the statutory tax rate.

(e) Fixed assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	8 to 50 years
Equipment	6 years

Depreciation of intangible assets is computed by the straight-line method. The Company's internal use software is depreciated based on estimated useful lives (five years).

(f) Organization costs

Organization costs are charged to operating expenses as incurred.

(g) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to be accounted for as operating lease transactions.

The Company treats all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred.

1. Summary of Significant Accounting Policies (continued)

(h) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net amount of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Accumulated Depreciation of Tangible Assets

Accumulated depreciation of tangible assets as of March 31, 2005 was ¥9 million (U.S.$88 thousand).

3. Assets in Subsidiaries

Assets in subsidiaries as of March 31, 2005 amounted to ¥7,339 million (U.S.$68,340 thousand) and were included in accounts receivable.

4. Liabilities in Subsidiaries

Liabilities in subsidiaries as of March 31, 2005 amounted to ¥20,014 million (U.S.$186,371 thousand) and were included in accounts payable.

5. Stock

The Company has 966,000,000, 241,500,000 and 38,540 shares of stock authorized, issued and in treasury, respectively, at March 31, 2005.

6. Transaction with subsidiaries

	(Millions of yen)	(Thousands of U.S. dollars)
Dividends from subsidiaries	¥23,050	$214,642
Fees and commissions received from subsidiaries	2,966	27,621

7. General and Administrative Expenses

The main components of general and administrative expenses for the year ended March 31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Remuneration for directors and corporate auditors	¥162	$1,512
Salaries	455	4,240
Bonuses	204	1,907
Reserve for directors' and corporate auditors' retirement benefits	99	922
Depreciation expense	10	94
Rent for land, buildings, equipment	211	1,973
Commissions	743	6,924
Service cost	171	1,593
Advertising expense	147	1,373
Tax expense	233	2,178

8. Leases

Information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, and obligations under finance leases (i.e., depreciation expense and interest expense of finance leases), which is required under Japanese accounting standards for leases for the year ended March 31, 2005 is summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Acquisition cost	¥28	$268
Accumulated depreciation	(5)	(53)
Net carrying value	¥23	$214

Obligations under finance leases as of March 31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Due within one year	¥ 6	$ 58
Due after one year	18	174
Total	¥25	$232

Total payments for non-ownership-transfer finance leases for the year ended March 31, 2005 were ¥6 million (U.S.$58 thousand).

8. Lease (continued)

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the year ended March31, 2005 were as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Depreciation	¥5	$53
Imputed interest cost	0	8

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2005 are as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Due within one year	¥3	$29
Due after one year	2	26
Total	¥5	$55

9. Investments in Subsidiaries

There are no investments in subsidiaries that have readily determinable fair values.

10. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 40.7 percent. The effective tax rate for the year ended March 31, 2005 differs from the normal statutory rate for the following reasons:

Statutory tax rate	40.7%
Dividend excluded from gross revenue	(41.4)%
Other	0.0%
Effective tax rate	(0.7)%

10. Income Taxes (continued)

Significant components of deferred tax assets of the Company and its consolidated subsidiaries as of March 31, 2005 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Reserve for directors' and corporate auditors' retirement benefits	¥ 40	$ 375
Reserve for employees' bonuses	33	313
Enterprise tax payable	30	281
Other	19	184
Total deferred tax assets	124	1,155
Net deferred tax asset	¥124	$1,155

11. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended March 31, 2005 was ¥92.99 (U.S.$0.86). Net assets per share calculated based on the number of shares of common stock outstanding as of March 31, 2005 was ¥2,296.77 (U.S.$21.38).

Summary of the net income per share computations is as follows:

	Year ended March 31, 2005	
	(Millions of yen)	(Thousands of U.S. dollars)
Net income	¥22,493	$209,453
Net income not available to common stockholders	(38)	(354)
Net income available to common stockholders	¥22,455	$209,099
	(Shares)	
Weighted average common shares outstanding	241,481,037	

12. Subsequent Events

There were no applicable subsequent events.

Ⅱ. Change in Directors

The Board of Directors of T&D Holdings passed a resolution changing in directors and auditors as follows:

1. Change in Representative Director

(1) New Representative Director

New Position	Name	Current Position
Representative Director and Senior Managing Director	Kunio Ikeda	Senior Managing Director

Effective as of June 29, 2005 subject to the approval of the General Meeting of Shareholders

(2) Retiring Representative Director

Current Position	Name
Representative Director and Chairman	Masahiro Yoshiike

Effective as of June 29, 2005

2. Change in Auditor

(1) New Auditor

New Position	Name	Current Position
Standing Corporate Auditor	Osamu Mizuyama	Advisor

Effective as of June 29, 2005 subject to the approval of the General Meeting of Shareholders

(2) Retiring Auditor

Current Position	Name
Standing Corporate Auditor	Kiyoshi Matsushige

Effective as of June 29, 2005

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Year Ended March 31, 2005

1. Sales Results

(Billions of Yen)

Fiscal Year Ended March 31, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	7,544.9	(0.3%)	2,891.0	2.7%	4,354.2	1.0%	299.7	(32.5%)
Surrender & Lapse Amount	4,875.7	(6.2%)	1,424.0	4.5%	3,026.5	(8.8%)	425.1	(18.0%)
Surrender & Lapse Rate	-	-	8.86%	(0.06point)	7.70%	(0.74point)	13.56%	(2.09point)
Policy Amount in Force	59,573.5	1.8%	16,966.2	5.5%	39,694.2	1.0%	2,913.0	(7.1%)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. New policy amount includes increase from conversion.

3. % Change is presented in comparison with the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of Yen)

Fiscal Year Ended March 31, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	2,316.7	-	1,141.8	(9.2%)	1,059.0	(11.0%)	150.2	(19.9%)
Income from Insurance Premiums and Others	1,798.9	-	788.1	(0.8%)	884.8	(4.7%)	126.0	(19.3%)
Investment Income	336.1	-	177.7	(32.0%)	146.6	(24.6%)	13.1	(56.1%)
Ordinary Expenses	2,207.9	-	1,115.8	(9.0%)	963.2	(11.3%)	163.0	(14.2%)
Insurance Claims and Other Payments	1,825.6	-	931.3	(4.6%)	805.0	(11.5%)	89.1	2.2%
Investment Expenses	92.0	-	59.9	(49.1%)	32.9	(34.0%)	0.4	(18.4%)
Ordinary Profit (Loss)	108.8	-	26.0	(18.2%)	95.8	(8.5%)	(12.8)	-
Extraordinary Gains	4.2	-	7.0	2,989.1%	8.7	107.0%	0.0	(99.4%)
Extraordinary Losses	16.1	-	7.7	7.6%	7.6	(56.4%)	0.6	46.0%
Provision for Reserve for Policyholder Dividends	44.9	-	13.4	12.6%	30.5	0.1%	1.0	(17.5%)
Income before Income Taxes	51.9	-	11.9	(8.1%)	66.3	8.8%	(14.5)	-
Income Taxes	14.6	-	4.7	(20.3%)	33.0	44.2%	(19.6)	-
Net Income	37.1	-	7.1	2.3%	33.3	(12.5%)	5.0	-

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Since T&D Holdings was established on April 1, 2004, there are no comparative data for previous fiscal year.

3. Income taxes include current income taxes and deferred income taxes.

3. Total Assets

(Billions of Yen)

As of March 31, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Total Assets	13,043.4	-	6,276.5	(132.9)	5,983.7	(34.1)	727.2	44.9

4. Key Indicators

(Billions of Yen)

Fiscal Year Ended March 31, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	129.8	(8.4%)	33.8	(9.9%)	102.7	(4.3%)	(6.7)	-
Amount of Negative Spread	62.5	15.3	39.1	8.9	19.4	6.5	3.9	(0.0)
Solvency Margin Ratio	-	-	865.7%	2.4point	1,037.2%	2.3point	721.7%	(263.1point)
Adjusted Net Asset	1,175.0	55.9	464.2	12.2	669.6	37.0	41.1	6.5

5. Unrealized Gains/ Losses on Securities and Real Estate

(Billions of Yen)

As of March 31, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Unrealized Gains/Losses on Securities	454.9	-	187.0	18.1	264.6	9.1	3.1	1.4
Domestic Bonds	125.6	-	36.8	23.2	85.0	0.1	3.7	2.8
Domestic Stocks	250.1	-	122.3	15.3	127.7	(2.9)	0.0	(0.0)
Foreign Securities	35.4	-	22.9	(18.8)	13.1	5.0	(0.6)	0.1
Other Securities	37.9	-	4.1	(2.4)	33.6	9.5	0.0	(1.3)
Monetary trusts	5.0	-	-	-	5.0	(2.7)	-	-
Real Estate	(22.4)	-	(11.8)	(2.8)	(10.6)	1.6	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

1. T&D Holdings

The followings are the T&D Holdings' forecasts for the year ending March 31, 2006.

(1) Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Ordinary Revenues	2,316.7	2,170.0	(6.3%)
Ordinary Profit	108.8	95.0	(12.7%)
Net Income	37.1	26.0	(29.9%)

(2) Non-Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Operating Income	26.0	13.0	(50.0%)
Ordinary Profit	22.3	11.0	(50.7%)
Net Income	22.4	11.0	(50.9%)

Projected annual dividend per share for the year ending March 31, 2006 is 45.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance company's forecasts for the year ending March 31, 2006.

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
% change	(8.9%)	(7.5%)	39.8%
Ordinary Profit	30.0	76.0	(13.0)
% change	15.4%	(20.7%)	1.6%
Net Income	3.0	32.0	(10.0)
% change	(57.7%)	(3.9%)	-

Note: "% Change" represents the change from the year ended March 31, 2005.

(Billions of Yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	107.0	33.0	86.0	(12.0)
% change	(17.6%)	(2.4%)	(16.3%)	79.1%
Income from Insurance Premiums and Others	1,820.0	780.0	860.0	180.0
% change	1.2%	(1.0%)	(2.8%)	42.9%
Negative Spread	87.0	46.0	37.0	4.0
% change	39.2%	17.6%	90.7%	2.6%
New Policy Amount	7,830.0	3,050.0	4,480.0	300.0
% change	3.8%	5.5%	2.9%	0.1%
Policy Amount in Force	60,750.0	17,940.0	39,970.0	2,840.0
% change	2.0%	5.7%	0.7%	(2.5%)
Surrender and Lapse Rate	-	8.9%	8.1%	9.8%
change		Level-off	0.4 points	(3.7 points)

Notes:

1. *"% Change" represents the change from the year ended March 31, 2005.*
2. *Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2005)

May 19, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for **Taiyo Life Insurance Company**)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 19, 2005
Date of Ordinary General Meeting of Shareholders: June 27, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues		Ordinary Profit				Net Income	
		% change		% change	Core Profit	% change		% change
FY2004 ended March 31, 2005	¥1,141,857 million	(9.2)	¥26,053 million	(18.2)	¥33,823 million	(9.9)	¥7,179 million	2.3
FY2003 ended March 31, 2004	¥1,257,877 million	(9.2)	¥31,859 million	38.2	¥37,551 million	30.7	¥7,020 million	45.5

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2004 ended March 31, 2005	¥4,762.51	¥ -	3.2%	0.4%	2.3%
FY2003 ended March 31, 2004	¥4,651.55	¥ -	4.1%	0.5%	2.5%

Notes:

1. *Average number of outstanding shares during the year: for the fiscal year ended March 31, 2005: 1,500,000 ; for the fiscal year ended March 31, 2004: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
3. *Changes in method of accounting: Applicable*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share			Dividends paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
As of March 31, 2005	¥3,211.00	¥1,276.00	¥1,485.00	¥4,816 million	67.4%	2.2%
As of March 31, 2004	¥1,500.00	¥ -	¥1,500.00	¥2,250 million	32.2%	1.0%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2005	¥6,276,553 million	¥219,789 million	3.5%	¥146,502.00
As of March 31, 2004	¥6,409,552 million	¥225,240 million	3.5%	¥150,132.00

Notes:

1. *Number of outstanding shares at the end of the year: as of March 31, 2005: 1,500,000; as of March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the year: None*

2. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2006"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2005"*.

Unaudited Non-Consolidated Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Assets:						
Cash and deposits:						
Cash	¥ 1,272		¥ 1,178		¥ (93)	$ 10,978
Deposits	45,733		22,366		(23,367)	208,270
Total cash and deposits	47,006	0.7	23,545	0.4	(23,460)	219,248
Call loans	102,197	1.6	150,631	2.4	48,434	1,402,653
Monetary claims purchased	55,092	0.9	83,342	1.3	28,250	776,073
Monetary trusts	30,880	0.5	50	0.0	(30,830)	465
Securities:						
Government bonds	745,081		739,846		(5,235)	6,889,344
Municipal bonds	383,375		493,338		109,963	4,593,898
Corporate bonds	1,292,482		1,339,415		46,932	12,472,439
Domestic stocks	555,841		549,406		(6,435)	5,115,989
Foreign securities	867,332		842,221		(25,110)	7,842,647
Other securities	83,384		116,275		32,891	1,082,745
Total securities	3,927,498	61.3	4,080,504	65.0	153,006	37,997,065
Loans:						
Policy loans	120,081		113,965		(6,116)	1,061,233
Commercial loans	1,844,479		1,585,201		(259,278)	14,761,165
Total loans	1,964,561	30.7	1,699,167	27.1	(265,394)	15,822,398
Property and equipment:						
Land	105,845		103,597		(2,248)	964,683
Buildings	79,149		72,478		(6,670)	674,908
Equipment	411		487		76	4,540
Construction in progress	1,439		0		(1,438)	7
Total property and equipment	186,845	2.9	176,564	2.8	(10,281)	1,644,140
Due from reinsurers	86	0.0	7	0.0	(79)	66
Other assets:						
Accounts receivable	7,221		11,127		3,905	103,616
Prepaid expenses	746		711		(35)	6,623
Accrued income	32,411		29,175		(3,236)	271,679
Deposit for rent	283		296		12	2,759
Derivatives	30,861		3,793		(27,067)	35,320
Deferred valuation losses on hedge	496		294		(201)	2,746
Suspense payable	3,230		520		(2,709)	4,847
Other assets	13,927		13,433		(493)	125,091
Total other assets	89,179	1.4	59,352	0.9	(29,826)	552,686
Deferred tax assets	8,368	0.1	3,349	0.1	(5,019)	31,185
Deferred tax assets on land revaluation	1,831	0.0	2,868	0.0	1,036	26,711
Reserve for possible loan losses	(3,995)	(0.1)	(2,828)	0.0	1,166	(26,341)
Total assets	¥ 6,409,552	100.0	¥ 6,276,553	100.0	¥ (132,998)	$ 58,446,354

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 20,824		¥ 20,682		¥ (141)	$ 192,597
Policy reserve	5,965,947		5,829,377		(136,569)	54,282,310
Reserve for policyholder dividends	73,396		68,993		(4,402)	642,461
Total policy reserves	6,060,167	94.5	5,919,054	94.3	(141,113)	55,117,369
Due to reinsurers	32	0.0	42	0.0	10	399
Subordinated bond	20,000	0.3	20,000	0.3	–	186,237
Other liabilities:						
Subordinated payable	35,000		35,000		–	325,914
Income tax payable	–		108		108	1,005
Accounts payable	3,450		2,395		(1,055)	22,305
Accrued expenses	9,264		9,972		707	92,857
Unearned income	638		600		(37)	5,594
Deposits received	471		507		35	4,722
Guarantee deposits	6,531		6,403		(128)	59,628
Derivatives	3,232		14,782		11,550	137,654
Deferred valuation gains on hedge	3,393		1,784		(1,609)	16,613
Suspense receipt	2,051		1,480		(570)	13,785
Other liabilities	3		3		–	27
Total other liabilities	64,036	1.0	73,036	1.2	9,000	680,109
Reserve for employees' retirement benefits	31,501	0.5	33,763	0.5	2,261	314,398
Reserve for directors' and corporate auditors' retirement benefits	980	0.0	1,066	0.0	85	9,930
Reserve for price fluctuations	7,591	0.1	9,801	0.2	2,209	91,266
Total liabilities	6,184,311	96.5	6,056,764	96.5	(127,546)	56,399,710
Stockholder's equity:						
Common stock:						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	37,500	0.6	37,500	0.6	–	349,194
Capital surplus	37,500	0.6	37,500	0.6	–	349,194
Retained earnings:						
Appropriated retained earnings:						
Provision for advanced depreciation on real estate	668		654		(14)	6,091
General reserve	35,000		40,000		5,000	372,474
Unappropriated retained earnings	33,692		30,758		(2,934)	286,416
Total retained earnings	69,361	1.1	71,412	1.1	2,051	664,982
Land revaluation	(33,460)	(0.5)	(32,037)	(0.5)	1,422	(298,332)
Net unrealized gains on securities	114,340	1.8	105,414	1.7	(8,925)	981,604
Total stockholder's equity	225,240	3.5	219,789	3.5	(5,451)	2,046,643
Total liabilities and stockholder's equity	¥6,409,552	100.0	¥ 6,276,553	100.0	¥ (132,998)	$ 58,446,354

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary revenues:						
Income from insurance premiums:						
Insurance premiums	¥ 794,016		¥ 788,108		¥ (5,908)	$ 7,338,748
Ceded reinsurance commissions	151		66		(84)	621
Total Income from insurance premiums	794,168		788,174		(5,993)	7,339,369
Investment income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	2		4		1	44
Interest income and dividends from securities	81,309		81,262		(46)	756,701
Interest income from loans	55,095		41,620		(13,474)	387,566
Interest from real estate for rent	7,445		7,496		51	69,805
Other income from interest and dividends	381		628		247	5,855
Total interest, dividends and income from real estate for rent	144,233		131,012		(13,220)	1,219,973
Gains from monetary trusts, net	1,428		466		(962)	4,341
Gains on sale of securities	88,399		45,284		(43,114)	421,684
Gains from derivatives, net	15,637		—		(15,637)	—
Foreign exchange gains, net	–		98		98	918
Other investment income	7,231		686		(6,545)	6,392
Gains on separate accounts, net	4,658		235		(4,422)	2,194
Total investment income	261,588		177,784		(83,804)	1,655,504
Other ordinary income:						
Income related to withheld insurance claims and other payments for future annuity payments	447		489		41	4,556
Income due to withheld insurance payments	31,522		37,108		5,585	345,551
Reversal of reserve for outstanding claims	–		141		141	1,318
Reversal of policy reserve	168,299		136,569		(31,730)	1,271,718
Other ordinary profit	1,849		1,588		(261)	14,792
Total other ordinary income	202,120		175,898		(26,222)	1,637,938
Total ordinary revenues	¥1,257,877	100.0	¥ 1,141,857	100.0	¥ (116,019)	$ 10,632,812

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	¥ 508,633		¥ 500,665		¥ (7,968)	$ 4,662,121
Annuity payments	96,562		105,123		8,561	978,894
Insurance benefits	117,364		115,448		(1,915)	1,075,037
Surrender payments	180,388		150,011		(30,376)	1,396,885
Other payments	72,708		59,864		(12,843)	557,448
Reinsurance premiums	177		259		82	2,419
Total insurance claims and other payments	975,834		931,372		(44,461)	8,672,808
Provision for policy and other reserves:						
Provision for reserve for outstanding claims	2,424		–		(2,424)	–
Interest portion of reserve for policyholder dividends	182		102		(80)	949
Total provision for policy and other reserves	2,606		102		(2,504)	949
Investment expenses:						
Interest expenses	2,032		1,601		(430)	14,915
Losses on sale of securities	62,806		24,669		(38,137)	229,718
Devaluation losses on securities	279		2,297		2,018	21,394
Losses from derivatives, net	–		24,790		24,790	230,842
Foreign exchange losses, net	43,923		–		(43,923)	–
Provision for reserve for possible loan losses	731		–		(731)	–
Write-off of loans	–		7		7	66
Depreciation of real estate for rent	3,479		2,978		(500)	27,736
Other investment expenses	4,633		3,647		(985)	33,968
Total investment expenses	117,886		59,992		(57,893)	558,642
Operating expenses	85,533		82,745		(2,788)	770,514
Other ordinary expenses:						
Payments related to withheld insurance claims	29,589		27,076		(2,513)	252,131
Taxes	5,590		5,445		(144)	50,711
Depreciation	4,955		5,322		367	49,564
Provision for reserve for employees' retirement benefits	2,401		2,261		(140)	21,057
Other ordinary losses	1,619		1,484		(134)	13,825
Total other ordinary expenses	44,156		41,591		(2,565)	387,291
Total ordinary expenses	1,226,018	97.5	1,115,804	97.7	(110,213)	10,390,206
Ordinary profit	¥ 31,859	2.5	¥ 26,053	2.3	¥ (5,805)	$ 242,605

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Extraordinary gains:						
Gains on sale of property and equipment	¥ –		¥ 0		¥ 0	$ 3
Reversal of reserve for possible loan losses	–		1,166		1,166	10,860
Recoveries of bad debts previously written-off	148		30		(118)	283
Gains on sale of parent company's stocks	–		5,838		5,838	54,368
Gains on liquidation of subsidiary	68		–		(68)	–
Other	10		–		(10)	–
Total extraordinary gains	227	0.0	7,035	0.6	6,808	65,516
Extraordinary losses:						
Losses on sale, disposal and devaluation of property and equipment	1,386		5,550		4,163	51,682
Provision for reserve for price fluctuations	5,459		2,209		(3,250)	20,572
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	367		–		(367)	–
Total extraordinary losses	7,214	0.6	7,759	0.7	545	72,255
Provision for reserve for policyholder dividends	11,915	0.9	13,421	1.2	1,505	124,976
Income before income taxes	12,956	1.0	11,908	1.0	(1,048)	110,889
Income taxes:						
Current	36	0.0	(5,473)	(0.5)	(5,509)	(50,963)
Deferred	5,899	0.5	10,201	0.9	4,302	94,996
Net income	7,020	0.6	7,179	0.6	159	66,856
Unappropriated retained earnings at beginning of year	25,591		26,414		822	245,963
Interim dividend	–		2,589		2,589	24,108
Transfer from land revaluation	1,081		(246)		(1,327)	(2,295)
Unappropriated retained earnings at end of year	¥ 33,692		¥ 30,758		¥ (2,934)	$ 286,416

Supplementary Materials for the Fiscal Year 2004 Ended March 31, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force ······ P3
(2) New Policy Amount ······ P3
(3) Annualized Premiums ······ P4
(4) Average Amount of New Policies and Amount in Force ······ P4
(5) New Policy Rate ······ P4
(6) Surrender and Lapse Rate ······ P4
(7) Surrender and Lapse Amount ······ P5
(8) Average Premium Amount of Individual Insurance New Policies ······ P5
(9) Average Assumed Investment Yield and Amount of Negative Spread ······ P5
(10) Mortality Rate for Individual Insurance ······ P6

2. Indices Concerning Accounting (Non-Consolidated)

(1) Reserve for Outstanding Claims ······ P7
(2) Policy Reserve ······ P7
(3) Policy Reserve Calculating Methods and Ratios ······ P8
(4) Policy Reserve by Contract Year ······ P8
(5) Other Reserves ······ P8
(6) Insurance Premium ······ P9
(7) Insurance Claims ······ P10
(8) Annuity Payments ······ P10
(9) Insurance Benefits ······ P10
(10) Surrender Payments ······ P10
(11) Operating Expenses ······ P11
(12) Operating Expense Ratio ······ P11

3. Investment in General Account Assets in Fiscal Year 2004 (Non-Consolidated)

(1) Fiscal Year 2004 Investment ······ P12
(2) Asset Composition ······ P13
(3) Changes in the Amount of Assets by Categories ······ P13
(4) Investment Income ······ P14
(5) Investment Expenses ······ P14
(6) Net Investment Income ······ P14
(7) Investment Income by Asset Categories ······ P15

(8) Securities ··· P16
(9) Stock Holdings by Industry ··· P16
(10) Securities by Contractual Maturity Dates ··· P17
(11) Loans ··· P18
(12) Loans to Domestic Companies by Company Size ··· P18
(13) Loans by Industry ··· P19
(14) Loans by Contractual Maturity Dates ··· P20
(15) Foreign Investments ··· P21
(16) Valuation Gains on Trading Securities ··· P23
(17) Fair Value Information on Securities ··· P23
(18) Fair Value Information on Monetary Trusts ··· P26
(19) Fair Value Information on Real Estate ··· P26
(20) Fair Value Information on Derivative Transactions ··· P27

4. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets ··· P29
(2) Status of Individual Variable Insurance ··· P29
(3) Status of Individual Variable Annuities ··· P30

5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit ··· P31

6. Disclosed Claims under the Insurance Business Law (Non-Consolidated) ··· P32

7. Risk Monitored Loans (Under the Insurance Business Law)

(Non-Consolidated) ··· P33
(Reference) Reserve for Possible Loan Losses ··· P34
(Reference) Self-Assessment of Loans ··· P35

8. Solvency Margin Ratio (Non-Consolidated) ··· P36

9. Adjusted Net Assets (Non-Consolidated) ··· P36

1. Insurance Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2005			
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change
Individual insurance	3,871	92.2	115,779	110.3	3,594	92.8	127,065	109.7
Individual annuities	1,505	95.4	44,999	94.4	1,437	95.5	42,597	94.7
Subtotal	5,376	93.1	160,778	105.3	5,031	93.6	169,662	105.5
Group insurance	-	-	109,161	99.4	-	-	106,003	97.1
Group annuity	-	-	7,446	92.9	-	-	7,187	96.5

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	318	82.9	27,972	133.8	21,561	6,410
Individual annuities	16	51.5	170	20.2	461	(291)
Subtotal	334	80.5	28,142	129.4	22,023	6,119
Group insurance	-	-	2,340	219.2	2,340	-
Group annuities	-	-	0	6.8	0	-

Category	Year ended March 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	335	105.5	29,024	103.8	22,675	6,348
Individual annuities	4	25.0	(114)	-	138	(252)
Subtotal	339	101.6	28,910	102.7	22,814	6,095
Group insurance	-	-	275	11.8	275	-
Group annuities	-	-	2	4,562.5	2	-

Notes: 1. Number of new policies included net increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums (Individual insurance and annuities)

(Millions of Yen, %)

Category	Year ended March 31, 2004		Year ended March 31, 2005	
	Amount	% Change	Amount	% Change
New policies	50,048	76.2	46,434	92.8
3rd sector products, included	12,913	106.7	14,114	109.3
Policy Amount in Force	772,156	94.8	731,527	94.7
3rd sector products, included	102,897	101.7	106,068	103.1

Note: 1. New policies included net increase from conversion

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of Yen)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Average amount of new policies	7,534	7,466
Average amount in force	2,991	3,535

Note: The average amount of new policies does not include increase from conversion.

(5) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Individual insurance	20.53	19.59
Individual annuities	0.97	0.31
Subtotal	14.42	14.19
Group insurance	2.13	0.25

Notes: The above figures do not include increase from conversion.

(6) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Individual insurance	11.45	11.43
Individual annuities	3.37	2.25
Subtotal	8.92	8.86
Group insurance	0.34	0.10

(7) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2005			
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change
Individual insurance	231	90.6	12,018	109.4	205	88.7	13,228	110.1
Individual annuities	54	73.4	1,608	73.1	35	64.7	1,012	62.9
Subtotal	286	86.8	13,626	103.3	240	84.2	14,240	104.5
Group insurance	-	-	378	441.6	-	-	111	29.3

Note: Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(8) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Average premium Amount	13,924	12,907

(9) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Amount of negative spread	30,217	39,170
Investment yield for core profit (annualized)	2.44%	2.17%
Average assumed investment yield (annualized)	2.96%	2.85%
Individual insurance & Individual annuities, included	3.20%	3.08%
Policy reserve in general account	5,877,855	5,753,499

Notes: 1. Method of calculating negative spread:
(Investment yield for core profit [2.17%] - Average assumed investment yield [2.85%]) x Policy reserve in general account [5,753.4 billion yen]

2. Yield on investment revenues and expenses in core profit and average assumed rate of return as in 1 above represent the pre-annualized rate of return calculated as in the notes 3 and 4 hereunder.

3. "Yield on investment revenues and expenses in core profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(10) Mortality Rate for Individual Insurance

Category	Year ended March 31, 2004	Year ended March 31, 2005
Rate based on number of policies	5.66‰	5.88‰
Rate based on policy amount	2.82‰	2.47‰

Note: 1. Rate of paid policies against earned policies
2. 1‰ (per mille) represents 1/1000.

2. Indices Concerning Accounting (Non-Consolidated)

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of March 31, 2004	As of March 31, 2005
Insurance claims	Death benefits	7,755	7,950
	Accidental death benefits	491	437
	Disability benefits	824	815
	Maturity benefits	506	508
	Others	8	91
	Subtotal	9,587	9,803
Annuity payments		318	353
Insurance benefits		6,023	5,772
Surrender payments		4,318	4,242
Deferred insurance benefits		58	61
Total, including others		20,824	20,682

(2) Policy Reserve

(Millions of Yen)

Category			As of March 31, 2004	As of March 31, 2005
Policy reserve (excluding contingency reserve)	Individual insurance		2,603,834	2,491,800
		General Accounts	2,603,065	2,491,077
		Separate Accounts	769	723
	Individual annuities		2,546,926	2,547,586
		General Accounts	2,546,926	2,547,586
		Separate Accounts	-	-
	Group insurance		10,743	10,957
		General Accounts	10,743	10,957
		Separate Accounts	-	-
	Group annuities		744,683	718,743
		General Accounts	734,051	718,743
		Separate Accounts	10,631	-
	Others		3,943	3,864
		General Accounts	3,943	3,864
		Separate Accounts	-	-
	Subtotal		5,910,131	5,772,952
		General Accounts	5,898,730	5,772,229
		Separate Accounts	11,400	723
Contingency reserve	I		43,262	43,871
	II		12,552	12,552
	Subtotal		55,815	56,424
Total			5,965,947	5,829,377
	General Accounts		5,954,546	5,828,654
	Separate Accounts		11,400	723

(3) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2004	As of March 31, 2005
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%

Notes: 1. *The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.*

2. *The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

(4) Policy Reserve by Contract Year

(Millions of Yen, %)

Contract Year	Policy Reserve Amount	Assumed Investment Yield
- FY1980	9,011	4.00 – 5.50
FY1981 - FY1985	387,289	1.00 – 6.00
FY1986 - FY1990	897,531	1.00 – 6.00
FY1991 - FY1995	1,032,120	1.00 – 5.75
FY1996 - FY2000	1,677,580	1.75 – 2.75
FY2001	319,516	1.50 – 2.00
FY2002	257,720	1.50
FY2003	199,035	1.50
FY2004	258,858	1.50

Notes: 1. *Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.*

2. *Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.*

(5) Other Reserves

(Millions of Yen)

Category	As of March 31, 2004	Increase	Decrease (used for specific purpose)	Decrease (used for other purpose)	As of March 31, 2005
Reserve for possible loan losses	3,995	1,758	0	2,924	2,828
General reserve	2,312	1,752	-	2,312	1,752
Specific reserve	1,683	5	0	612	1,076
Reserve for employees' retirement benefits	31,501	2,261	-	-	33,763
Reserve for directors' retirement benefits	980	132	46	-	1,066
Reserve for price fluctuations	7,591	2,209	-	-	9,801

Notes: 1. *"Decrease (used for other purpose)" of the general reserve for possible loan losses is the recast based on the past loan loss ratio of general loan receivables.*

2. *"Decrease (used for other purpose)" of the specific reserve for possible loan losses is collection and others through repayment.*

(6) Insurance Premium

a. Payment method

(Millions of Yen)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Individual insurance	561,921	545,130
[Lump-sum payment]	59,433	82,369
[Annual payment]	12,577	12,029
[Semi-annual payment]	1,648	1,493
[Monthly payment]	488,262	449,237
Individual annuities	118,373	101,537
[Lump-sum payment]	6,137	4,465
[Annual payment]	0	2
[Semi-annual payment]	-	-
[Monthly payment]	112,235	97,069
Group insurance	37,056	35,800
Group annuities	75,586	104,530
Total, including others	794,016	788,108

b. Year

(Millions of Yen)

Category		Year ended March 31, 2004	Year ended March 31, 2005
Individual insurance and annuities	First year	104,692	120,773
	Second and subsequent years	575,603	525,895
	Subtotal	680,295	646,668
Group insurance	First year	618	188
	Second and subsequent years	36,438	35,611
	Subtotal	37,056	35,800
Group annuities	First year	132	341
	Second and subsequent years	75,454	104,188
	Subtotal	75,586	104,530
Total	First year	105,495	121,345
	Second and subsequent years	688,521	666,762
	Total	794,016	788,108
	% Change	(10.6%)	(0.7%)

(7) Insurance Claims

(Millions of Yen)

Category	Year ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2005
Death benefits	50,729	26,399	4,392	19,076	-	-	2	49,871
Accidental death benefits	1,513	1,376	-	72	-	-	-	1,448
Disability benefits	2,316	1,132	107	926	-	-	-	2,166
Maturity benefits	454,050	420,224	-	1	26,824	-	-	447,049
Others	23	128	-	-	-	-	0	128
Total	508,633	449,261	4,500	20,076	26,824	-	3	500,665

(8) Annuity Payments

(Millions of Yen)

Year ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2005
96,562	-	91,732	440	12,889	60	-	105,123

(9) Insurance Benefits

(Millions of Yen)

Category	Year ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2005
Death benefits	5,534	975	4,848	3	-	10	-	5,839
Hospitalization benefits	23,910	22,135	295	24	-	-	84	22,541
Operation benefits	11,586	10,418	166	-	-	-	-	10,585
Injury benefits	98	50	-	9	-	-	-	60
Survival benefits	42,051	46,235	-	-	-	139	-	46,374
Others	34,182	75	14	13	29,940	-	3	30,046
Total	117,364	79,891	5,325	52	29,940	150	88	115,448

(10) Surrender Payments

(Millions of Yen)

Year ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2005
180,388	65,865	35,510	44	48,309	282	-	150,011

(11) Operating Expenses

(Millions of Yen)

Category	Year ended March 31, 2004	Year ended March 31, 2005
Sales Activity Related Expenses	26,803	25,937
In-house sales representative expenses	25,525	24,741
Sales agent expenses	673	571
Selection expenses	604	624
Sales Administrative Expenses	7,412	7,752
Administrative / operational expenses	5,891	6,052
Expenses for training of in-house sales representatives	1,435	1,622
Advertising expenses	84	77
General Administrative Expenses	51,318	49,055
Personnel expenses	22,651	21,051
Non-Personnel Expenses	27,166	26,238
[Donation and others]	[23]	[21]
Contributions	670	677
Burden charges	829	1,088
Total	85,533	82,745

Notes: 1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*

3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(12) Operating Expense Ratio (Against insurance premiums)

Year ended March 31, 2004	Year ended March 31, 2005
10.8%	10.5%

3. Investment in General Account Assets in Fiscal Year 2004 (Non-Consolidated)

(1) Fiscal Year 2004 Investment

a. Investment performances

Our general account assets as of March 31, 2005 totaled ¥6,270.9 billion, down ¥122.4 billion from the previous fiscal year-end. Of these assets, net unrealized gains on "available-for-sale securities" resulting from application of the fair value accounting decreased by ¥13.9 billion from the previous fiscal year-end, to ¥164.9 billion. Out of such net unrealized gains, ¥105.4 billion was added directly to shareholders' equity as net unrealized gains on securities.

In terms of major asset allocation, the yen denominated-fixed income assets were reduced as a whole, with domestic public and corporate bonds increasing by ¥163.0 billion (See Note) and loans decreasing by ¥265.3 billion reflecting the general corporate trend of the reduction in interest-bearing debts. Among price fluctuations assets, foreign bonds decreased by ¥25.9 billion (See Note) from the previous fiscal year-end through allocating assets considering foreign-exchange rate and interest rate risks.

Note: Increase or decrease in securities is calculated based on the outstanding assets before marking to market.

b. Investment gains/losses

Overall investment gains in the general account dropped by ¥79.3 billion from the previous fiscal year, to ¥177.5 billion. This is mainly because gains on sales of securities fell ¥43.1 billion as well as interest and dividend income declined ¥13.2 billion year on year due to lower new investment yields.
Total investment expenses decreased by ¥57.8 billion from the previous fiscal year, to ¥59.9 billion, primarily due to a reduction of ¥38.1 billion in losses on sales of securities.
As a result, net investment income totaled ¥117.5 billion, down ¥21.4 billion from the previous fiscal year.

Net unrealized gains on securities as a whole were ¥186.9 billion, up ¥18.1 billion from the previous fiscal year-end. This is attributable to the fact that net unrealized gains on domestic public and corporate bonds increased due to lower domestic interest rate.

(2) Asset Composition

(Millions of Yen, %) [Reference]

Category	As of March 31, 2004		As of March 31, 2005		[Reference] As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	148,589	2.3	174,036	2.8	174,036	2.8
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	55,092	0.9	83,342	1.3	83,277	1.4
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	30,880	0.5	50	0.0	50	0.0
Securities	3,912,075	61.2	4,075,050	65.0	3,910,148	63.4
Domestic bonds	2,415,965	37.8	2,570,793	41.0	2,555,384	41.4
Domestic stocks	549,923	8.6	547,561	8.7	425,196	6.9
Foreign securities	862,802	13.5	840,419	13.4	817,487	13.3
Foreign bonds	728,265	11.4	681,037	10.9	658,266	10.7
Foreign stocks and other securities	134,536	2.1	159,382	2.5	159,220	2.6
Other securities	83,384	1.3	116,275	1.9	112,080	1.8
Loans	1,964,561	30.7	1,699,167	27.1	1,699,167	27.6
Policy loans	120,081	1.9	113,965	1.8	113,965	1.8
Commercial loans	1,844,479	28.8	1,585,201	25.3	1,585,201	25.7
Property and equipment	186,434	2.9	176,076	2.8	176,076	2.9
Deferred tax assets	8,368	0.1	3,349	0.1	62,902	1.0
Deferred tax assets concerning revaluation	1,831	0.0	2,868	0.0	2,868	0.0
Other assets	89,589	1.4	59,817	1.0	59,815	1.0
Reserve for possible loan losses	(3,995)	(0.1)	(2,828)	(0.0)	(2,828)	(0.0)
Total	6,393,428	100.0	6,270,929	100.0	6,165,512	100.0
Foreign currency denominated assets included	866,976	13.6	796,806	12.7	774,104	12.6

Note: The "Reference" column indicates the composition of assets before marking to market.

(3) Changes in the Amount of Assets by Categories

(Millions of Yen) [Reference]

Category	Year Ended March 31, 2004	Year Ended March 31, 2005	[Reference] Year Ended March 31, 2005
Cash and deposits, call loans	(18,132)	25,446	25,446
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	13,125	28,250	28,049
Securities under proprietary accounts	-	-	-
Monetary trusts	(24,738)	(30,830)	(29,270)
Securities	299,238	162,974	177,143
Domestic bonds	932	154,827	163,067
Domestic stocks	163,898	(2,362)	(17,731)
Foreign securities	92,647	(22,382)	(3,559)
Foreign bonds	106,152	(47,228)	(25,970)
Foreign stocks and other securities	(13,504)	24,845	22,410
Other securities	41,760	32,891	35,367
Loans	(264,582)	(265,394)	(265,394)
Policy loans	(5,480)	(6,116)	(6,116)
Commercial loans	(259,102)	(259,278)	(259,278)
Property and equipment	(7,253)	(10,357)	(10,357)
Deferred tax assets	(70,231)	(5,019)	(10,062)
Deferred tax assets concerning revaluation	(10,297)	1,036	1,036
Other assets	2,061	(29,772)	(29,876)
Reserve for possible loan losses	(729)	1,166	1,166
Total	(81,540)	(122,499)	(112,117)
Foreign currency denominated assets included	97,121	(70,170)	(45,537)

Note: The "Reference" column indicates changes in the amount of assets before marking to market.

(4) Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	144,233	131,012
Interest income from deposits	2	4
Interest income and dividends from securities	81,309	81,262
Interest income from loans	55,095	41,620
Income from real estate for rent	7,445	7,496
Other income from interest and dividends	381	628
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	1,428	466
Gains on investments in trading securities, net	-	-
Gains on sale of securities	88,399	45,284
Gains on sale of domestic bonds	22,309	2,069
Gains on sale of domestic stocks	42,083	27,612
Gains on sale of foreign securities	23,991	13,631
Others	14	1,971
Gains on redemption of securities	-	-
Gains from derivatives, net	15,637	-
Foreign exchange gains, net	-	98
Other investment income	7,231	686
Total	256,930	177,548

(5) Investment Expenses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interest expenses	2,032	1,601
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	62,806	24,669
Losses on sale of domestic bonds	17,234	4,179
Losses on sale of domestic stocks	25,203	13,319
Losses on sale of foreign securities	20,220	6,993
Others	148	177
Devaluation losses on securities	279	2,297
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	40	207
Devaluation losses on foreign securities	-	1,898
Others	239	191
Amortization of securities	-	-
Losses from derivatives, net	-	24,790
Foreign exchange losses, net	43,923	-
Provision for reserve for possible loan losses	731	-
Write-offs of loans	-	7
Depreciation of real estate for rent	3,479	2,978
Other investment expenses	4,633	3,647
Total	117,886	59,992

(6) Net Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Total	139,044	117,556

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interest-rate-related gains / losses	13	65
Currency-related gains / losses	23,421	(19,797)
Stock-related gains / losses	(5,347)	(5,058)
Bond-related gains / losses	(2,585)	-
Other gains / losses	135	-
Total	15,637	(24,790)

(7) Investment Income by Asset Categories

a. Investment Yield and Average Daily Balances by asset categories

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash, deposits & call loans	0.03	0.01
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.42	0.76
Securities under proprietary accounts	-	-
Monetary trusts	3.50	1.85
Domestic bonds	1.70	1.41
Domestic stocks	2.15	2.81
Foreign securities	3.65	3.72
Loans	2.81	2.23
Policy loans	4.59	4.39
Commercial loans	2.70	2.08
Property and equipment	0.92	1.57
Total general accounts	2.15	1.89
Foreign investments and loans receivable included	3.42	3.37

Notes: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Devaluation losses of trust securities."
2. Foreign investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

b. Average daily balance

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash, deposits & call loans	179,544	188,077
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	40,184	68,249
Securities under proprietary accounts	-	-
Monetary trusts	40,768	25,166
Domestic bonds	2,258,662	2,425,941
Domestic stocks	426,609	428,080
Foreign securities	890,294	834,924
Loans	2,127,037	1,823,487
Policy loans	122,206	116,556
Commercial loans	2,004,830	1,706,930
Property and equipment	192,684	185,276
Total general accounts	6,458,168	6,223,033
Foreign investments and loans receivable included	1,130,141	1,066,932

(8) Securities

(Millions of Yen, %)

Category		As of March 31, 2004		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage
Government bonds		741,970	19.0	738,145	18.1
Municipal bonds		383,375	9.8	493,338	12.1
Corporate bonds		1,290,620	33.0	1,339,309	32.9
	Public corporation bonds, included	881,098	22.5	1,015,381	24.9
Domestic Stocks		549,923	14.1	547,561	13.4
Foreign securities		862,802	22.1	840,419	20.6
	Foreign bonds	728,265	18.6	681,037	16.7
	Foreign stocks	115,044	2.9	134,402	3.3
	Others	19,491	0.5	24,979	0.6
Other securities		83,384	2.1	116,275	2.9
Total		3,912,075	100.0	4,075,050	100.0

(9) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of March 31, 2004		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		-	-	-	-
Mining		-	-	1,116	0.2
Construction		9,220	1.7	14,868	2.7
Manufacturing industries	Food products	4,829	0.9	5,350	1.0
	Textiles and clothing	8,059	1.5	8,281	1.5
	Pulp and paper	4,514	0.8	5,877	1.1
	Chemicals	44,062	8.0	39,739	7.3
	Medicals	9,791	1.8	12,321	2.3
	Oil and coal products	1,554	0.3	-	-
	Rubber products	3,390	0.6	3,415	0.6
	Glass and stone products	4,355	0.8	5,269	1.0
	Steel	17,120	3.1	25,849	4.7
	Non-steel metals	3,172	0.6	7,128	1.3
	Metal products	294	0.1	2,046	0.4
	Machinery	57,843	10.5	72,358	13.2
	Electric appliances	70,448	12.8	47,699	8.7
	Transportation vehicles	20,032	3.6	22,260	4.1
	Precision machinery	10,159	1.8	10,032	1.8
	Others	6,429	1.2	4,034	0.7
Electric and gas utilities		30,400	5.5	19,751	3.6
Transportation / information telecommunications	Ground transportation	51,363	9.3	50,441	9.2
	Water transportation	3,381	0.6	7,667	1.4
	Air transportation	-	-	190	0.0
	Warehouses / transportation	467	0.1	770	0.1
	Information / telecommunications	17,044	3.1	12,800	2.3
Commerce	Wholesaling	8,886	1.6	14,257	2.6
	Retailers	9,315	1.7	9,252	1.7
Financial services / insurance	Banking	56,770	10.3	52,926	9.7
	Securities and commodity futures trading	26,024	4.7	21,271	3.9
	Insurance	28,455	5.2	14,657	2.7
	Other financial services	10,940	2.0	15,147	2.8
Real estate		29,361	5.3	33,460	6.1
Service companies		2,231	0.4	7,316	1.3
Total		549,923	100.0	547,561	100.0

(10) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	110,743	181,811	51,390	75,926	178,397	143,701	741,970
Municipal bonds	87,322	81,723	89,752	61,159	57,675	5,740	383,375
Corporate bonds	94,291	272,171	263,163	192,339	382,410	86,244	1,290,620
Domestic Stocks						549,923	549,923
Foreign securities	20,877	130,698	217,132	161,131	136,419	196,544	862,802
Foreign bonds	20,877	130,530	214,881	149,524	136,419	76,033	728,265
Foreign stocks and other securities	-	167	2,251	11,606	-	120,511	134,536
Other securities	61	5,131	-	5,033	-	73,158	83,384
Total	313,296	671,535	621,438	495,590	754,903	1,055,313	3,912,075

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	56,315	105,581	135,329	81,152	211,080	148,685	738,145
Municipal bonds	45,243	68,569	88,011	89,838	191,312	10,363	493,338
Corporate bonds	69,928	206,199	301,978	199,344	409,791	152,066	1,339,309
Domestic Stocks						547,561	547,561
Foreign securities	48,524	138,067	216,579	108,519	110,992	217,734	840,419
Foreign bonds	48,359	138,067	202,843	108,519	110,992	72,253	681,037
Foreign stocks and other securities	165	-	13,735	-	-	145,481	159,382
Other securities	2,556	100	4,795	-	-	108,823	116,275
Total	222,568	518,518	746,694	478,855	923,177	1,185,236	4,075,050

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(11) Loans

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Policy loans	120,081	113,965
Policyholders loans	117,658	111,438
Premium loans	2,423	2,527
Commercial loans	1,844,479	1,585,201
[Loans to non-residents included]	[132,556]	[107,566]
Loans to corporations	1,417,906	1,169,491
[Loans to domestic corporations included]	[1,290,442]	[1,063,897]
Loans to Japanese government, government-related organizations and international organizations	18,029	10,746
Loans to Japanese local governments and public entities	17,168	11,848
Mortgage loans	245,662	243,590
Consumer loans	124,948	129,350
Others	20,764	20,174
Total	1,964,561	1,699,167

(12) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

Category		As of March 31, 2004		As of March 31, 2005	
			Percentage		Percentage
Large-sized corporations	Number of debtors	191	74.6	181	73.9
	Amount	1,177,864	91.3	938,654	88.2
Medium-sized corporations	Number of debtors	10	3.9	7	2.9
	Amount	17,666	1.4	10,975	1.0
Small- and medium-sized corporations	Number of debtors	55	21.5	57	23.3
	Amount	94,911	7.4	114,268	10.7
Total	Number of debtors	256	100.0	245	100.0
	Amount	1,290,442	100.0	1,063,897	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of Yen, %)

	Industry		As of March 31, 2004		As of March 31, 2005	
			Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		193,579	10.5	171,309	10.8
		Food products	390	0.0	565	0.0
		Textiles and clothing	4,312	0.2	2,322	0.1
		Timber and wood products, pulp and paper	5,080	0.3	4,005	0.3
		Printing	-	-	-	-
		Chemicals	24,784	1.3	21,737	1.4
		Oil and coal	8,500	0.5	7,375	0.5
		Ceramic and stone products	2,821	0.2	2,640	0.2
		Steel	79,114	4.3	73,696	4.6
		Non-steel metals	4,903	0.3	4,292	0.3
		Metal products	-	-	-	-
		Machinery	10,966	0.6	12,222	0.8
		Electric appliances	22,863	1.2	16,709	1.1
		Transportation vehicles	28,443	1.5	23,362	1.5
		Precision machinery	1,400	0.1	2,379	0.2
		Others	-	-	-	-
	Agriculture, forestry and fisheries		-	-	-	-
	Mining		-	-	-	-
	Construction		15,483	0.8	12,273	0.8
	Electricity, gas heat supply and water supply		70,111	3.8	56,524	3.6
	Information and telecommunication		15,665	0.8	12,831	0.8
	Transportation		82,187	4.5	76,814	4.8
	Wholesalers		159,694	8.7	124,524	7.9
	Retailers		14,526	0.8	15,033	0.9
	Financial services/insurance		544,414	29.5	420,139	26.5
	Real estate		83,932	4.6	77,289	4.9
	Service companies		137,879	7.5	115,653	7.3
	Local governments		1,878	0.1	2,126	0.1
	Mortgage and consumer and others		391,375	21.2	393,115	24.8
	Others		1,195	0.1	-	-
	Total		1,711,922	92.8	1,477,635	93.2
Overseas	Government organizations		5,093	0.3	1,973	0.1
	Financial institutions		63,943	3.5	16,593	1.0
	Commerce and industry companies		63,520	3.4	89,000	5.6
	Total		132,556	7.2	107,566	6.8
Grand total			1,844,479	100.0	1,585,201	100.0

(14) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	89,685	136,144	78,222	57,978	68,671	55,586	486,288
Fixed rates loans	335,136	313,099	221,809	165,701	272,010	50,432	1,358,190
Total	424,821	449,244	300,032	223,680	340,682	106,019	1,844,479

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	100,203	82,255	56,159	59,997	40,524	62,411	401,553
Fixed rates loans	150,056	290,110	186,654	189,307	280,991	86,527	1,183,647
Total	250,260	372,366	242,814	249,305	321,516	148,939	1,585,201

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(15) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed) (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	834,014	72.9	738,813	69.2
Foreign stocks	25,064	2.2	44,453	4.2
Cash, deposits & others	7,897	0.7	13,540	1.3
Total	866,976	75.7	796,806	74.6

(ii) Foreign currency denominated assets of which the amount in yen is fixed (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Total	-	-	-	-

(iii) Yen denominated assets (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Loans to nonresidents	132,556	11.6	107,566	10.1
Foreign bonds	43,473	3.8	61,737	5.8
Foreign stocks & other securities	101,606	8.9	101,443	9.5
Others	-	-	-	-
Total	277,636	24.3	270,747	25.4

(iv) Total [(i)+(ii)+(iii)] (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,144,613	100.0	1,067,553	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
US dollar	355,594	41.0	282,191	35.4
Euro	342,990	39.6	336,099	42.2
British pound	37,055	4.3	22,125	2.8
Canadian dollar	71,210	8.2	68,529	8.6
Swedish krona	60,125	6.9	74,519	9.4
Hong Kong dollar	-	-	13,340	1.7
Others	-	-	0	0.0
Total	866,976	100.0	796,806	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of March 31, 2004							
	Foreign securities		Foreign bonds		Foreign stocks & other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	406,944	47.2	380,792	52.3	26,152	19.4	31,988	24.1
Europe	310,951	36.0	299,344	41.1	11,606	8.6	62,450	47.1
Oceania	-	-	-	-	-	-	10,000	7.5
Asia	213	0.0	-	-	213	0.2	9,025	6.8
Latin America	116,630	13.5	20,066	2.8	96,563	71.8	15,000	11.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	28,062	3.3	28,062	3.9	-	-	4,093	3.1
Total	862,802	100.0	728,265	100.0	134,536	100.0	132,556	100.0

(Millions of Yen, %)

Region	As of March 31, 2005							
	Foreign securities		Foreign bonds		Foreign stocks & other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	334,604	39.8	302,385	44.4	32,218	20.2	14,234	13.2
Europe	328,459	39.1	317,015	46.5	11,443	7.2	58,350	54.2
Oceania	-	-	-	-	-	-	-	-
Asia	13,545	1.6	-	-	13,545	8.5	6,009	5.6
Latin America	130,145	15.5	27,970	4.1	102,174	64.1	28,000	26.0
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	33,666	4.0	33,666	4.9	-	-	973	0.9
Total	840,419	100.0	681,037	100.0	159,382	100.0	107,566	100.0

(16) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	29,042	(38)	-	(1,692)
Monetary trusts	29,042	(38)	-	(1,692)

Note: "Monetary trusts" is composed of securities held in monetary trust.

(17) Fair Value Information on Securities (those with current fair value out of securities excluding

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts do not include other than trading securities.
3. The monthly average price of March 2004 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currencydominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available-for-sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	(1,275)
Domestic bonds	207,943	209,924	1,981	3,255	(1,274)
Monetary claims purchased	64,901	65,476	574	575	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	(6,228)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,007,608	2,172,643	165,035	181,475	(16,439)
Domestic bonds	743,779	759,188	15,409	18,744	(3,335)
Domestics stocks	406,799	529,165	122,365	127,984	(5,618)
Foreign securities	726,573	749,573	22,999	29,862	(6,863)
Foreign bonds	658,266	681,037	22,771	27,552	(4,781)
Foreign stocks and other securities	68,307	68,535	228	2,310	(2,081)
Other securities	112,080	116,275	4,195	4,771	(576)
Money claims purchased	18,375	18,440	65	111	(46)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,889,115	4,076,168	187,053	210,997	(23,944)
Domestic bonds	2,555,384	2,592,237	36,853	47,691	(10,838)
Domestic stocks	406,799	529,165	122,365	127,984	(5,618)
Foreign securities	726,573	749,573	22,999	29,862	(6,863)
Foreign bonds	658,266	681,037	22,771	27,552	(4,781)
Foreign stock and other securities	68,307	68,535	228	2,310	(2,081)
Other securities	112,080	116,275	4,195	4,771	(576)
Monetary claims purchased	83,277	83,917	639	687	(47)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

3. The month end price of March 2005 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,984
Unlisted domestic stocks (except OTC-traded stocks)	12,020
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	963
Total	109,360

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	19,632	19,632	-	-	-
Available-for-sale securities	2,244,835	2,423,771	178,936	194,708	(15,772)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	423,295	530,291	106,996	114,050	(7,054)
Foreign securities	821,046	862,802	41,755	47,301	(5,546)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	136,810	134,536	(2,273)	1,548	(3,822)
Other securities	76,713	83,384	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,793,282	3,962,146	168,864	201,515	(32,651)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	442,927	549,923	106,996	114,050	(7,054)
Foreign securities	821,046	862,802	41,755	47,301	(5,546)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	136,810	134,536	(2,273)	1,548	(3,822)
Other securities	76,713	83,384	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	50	50	-	-	-

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	(1,275)
Domestic bonds	207,943	209,924	1,981	3,255	(1,274)
Monetary claims purchased	64,901	65,476	574	575	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	(6,228)
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,110,593	2,275,560	164,967	181,475	(16,507)
Domestic bonds	743,779	759,188	15,409	18,744	(3,335)
Domestics stocks	418,820	541,186	122,365	127,984	(5,618)
Foreign securities	817,487	840,419	22,932	29,862	(6,930)
Foreign bonds	658,266	681,037	22,771	27,552	(4,781)
Foreign stocks and other securities	159,220	159,382	161	2,310	(2,148)
Other securities	112,080	116,275	4,195	4,771	(576)
Money claims purchased	18,375	18,440	65	111	(46)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,998,475	4,185,461	186,986	210,997	(24,011)
Domestic bonds	2,555,384	2,592,237	36,853	47,691	(10,838)
Domestic stocks	425,196	547,561	122,365	127,984	(5,618)
Foreign securities	817,487	840,419	22,932	29,862	(6,930)
Foreign bonds	658,266	681,037	22,771	27,552	(4,781)
Foreign stock and other securities	159,220	159,382	161	2,310	(2,148)
Other securities	112,080	116,275	4,195	4,771	(576)
Monetary claims purchased	83,277	83,917	639	687	(47)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	50	50	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2005 and 2004 (There were no unrealized gains/losses).

3. The monthly average price of March 2004 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets. The month end price of March 2005 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

(18) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	30,880	30,880	-	-	-	50	50	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	30,830	(54)	-	(1,560)

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

(19) Fair Value Information on Real Estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of March 31, 2004					As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	105,845	96,843	(9,002)	2,721	(11,724)	103,597	91,751	(11,846)	3,425	(15,271)
Leasehold	156	118	(38)	11	(49)	156	114	(41)	10	(52)
Total	106,002	96,961	(9,040)	2,732	(11,773)	103,753	91,866	(11,887)	3,436	(15,324)

Note: Current fair value are calculated based on the posted price.

(20) Fair Value Information on Derivative Transactions
(total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

	As of March 31, 2004					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	6,567	21,462	-	-	-	28,030
Without hedge accounting	550	325	(2,197)	-	-	(1,321)
Total	7,118	21,787	(2,197)	-	-	26,708

(Millions of Yen)

	As of March 31, 2005					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	3,664	(13,975)	-	-	-	(10,310)
Without hedge accounting	131	(103)	(1,607)	-	-	(1,579)
Total	3,795	(14,079)	(1,607)	-	-	(11,890)

Note: *Accrued interest of interest-rate related net gains/losses with hedge accounting. (868 million yen: as of March 31,2004; 415 million yen: as of March 31,2005), net gains/losses with fair value hedge accounting (currncy-related, 21,462 million yen: as of March 31,2004; (13,975) million yen: as of March 31,2005) and without hedge accounting applied hedge accounting transactions are recorded on the statement of operations.*

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2005			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Interest rate swaps								
	Receipts fixed, payments floating	291,763	192,993	7,118	7,118	214,923	117,288	3,795	3,795
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-
	Total				7,118				3,795

Note: *Valuation gains/losses indicates the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

	As of March 31,2004						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	98,770	120,951	47,202	5,840	19,000	-	291,763
(Average rate received)	2.91%	2.83%	1.23%	2.41%	1.67%	-	2.51%
(Average rate paid)	0.51%	0.37%	0.36%	0.25%	0.74%	-	0.44%
Payments fixed, receipts floating	-	-	-	-	-	-	-
(Average rate received)	-	-	-	-	-	-	-
(Average rate paid)	-	-	-	-	-	-	-

(Millions of Yen)

	As of March 31,2005						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	97,635	46,742	39,245	18,100	13,200	-	214,923
(Average rate received)	3.12%	1.24%	1.50%	1.82%	1.44%	-	2.20%
(Average rate paid)	0.27%	0.45%	0.57%	0.65%	0.69%	-	0.42%
Payments fixed, receipts floating	-	-	-	-	-	-	-
(Average rate received)	-	-	-	-	-	-	-
(Average rate paid)	-	-	-	-	-	-	-

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2005			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Exchange contract								
	Sold	634,034	-	612,246	21,787	570,338	-	584,418	(14,079)
	US dollar	255,763	-	248,920	6,843	191,221	-	197,302	(6,081)
	Euro	273,158	-	259,675	13,483	259,914	-	265,529	(5,614)
	British pound	15,424	-	15,558	(133)	8,967	-	9,046	(79)
	Canadian dollar	53,218	-	52,770	448	56,961	-	58,770	(1,808)
	Swedish krona	36,468	-	35,321	1,146	53,274	-	53,769	(495)
	Bought	-	-	-	-	-	-	-	-
	Total				21,787				(14,079)

Notes: *1. Exchange rate as of the end of each fiscal year is used for futures rate .*

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of March 31, 2004				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index futures								
	Sold								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	-	-			-	-		
		[-]		-	-	[-]		-	-
	Bought								
	Call	-	-			-	-		
		[-]		-	-	[-]		-	-
	Put	79,947	-			79,993	-		
		4,590		2,393	(2,197)	3,168		1,561	(1,607)
Total					(2,197)				(1,607)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gans/losses indicates the difference between the contracted amount and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances of bond-related derivative transactions as of March 31, 2005 and 2004.

(vi) Others

The Company did not have any balances of other derivative transactions as of March 31, 2005 and 2004.

4. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
	Amount	Amount
Individual variable insurance	5,493	5,626
Individual variable annuities	-	-
Group annuities	10,631	-
Total of separate account	16,125	5,626

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Number	Amount	Number	Amount
Variable insurance (term-life)	372	426	341	373
Variable insurance (whole-life)	552	1,934	546	1,924
Total	924	2,361	887	2,298

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	312	5.7	139	2.5
Securities	5,151	93.8	5,453	96.9
Domestic bonds	1,547	28.2	1,807	32.1
Domestic stocks	2,041	37.2	1,844	32.8
Foreign securities	1,562	28.4	1,802	32.0
Foreign bonds	518	9.4	622	11.1
Foreign stock and other securities	1,043	19.0	1,180	21.0
Other securities	-	-	-	-
Loans	-	-	-	-
Others	29	0.5	32	0.6
Reserve for possible loan losses	-	-	-	-
Total	5,493	100.0	5,626	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
	Amount	Amount
Interests, dividends and income from real estate for rent	92	101
Gains on sale of securities	133	183
Gains on redemption of securities	-	-
Valuation gains on securities	1,213	645
Foreign exchange gains, net	0	1
Gains from derivatives, net	-	-
Other investment income	0	0
Losses on sale of securities	384	97
Amortization of securities	-	-
Devaluation losses on securities	372	633
Foreign exchange losses, net	0	1
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	682	199

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	5,151	841	5,453	12

e. Fair value information on securities

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
	Current Fair Value and Carrying Value	Current Fair Value and Carrying Value
Domestic bonds	1,547	1,807
Domestic stocks	2,041	1,844
Foreign securities	1,562	1,802
Foreign bonds	518	622
Foreign stocks and other securities	1,043	1,180
Other securities	-	-
Total	5,151	5,453

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. This table excludes securities with no current fair values.

f. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of March 31, 2005 and 2004.

g. Fair value information on derivative transactions

- Interest-rate-related derivative transactions
- Currency-related derivative transactions
- Stock-related derivative transactions
- Bond-related derivative transactions
- Others

The Company did not have any balances of these transactions as of March 31, 2005 and 2004.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of March 31, 2005 and 2004.

5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005
Core profit (A)	37,551	33,823
Capital gains	104,036	45,383
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	88,399	45,284
Gains from derivatives, net	15,637	-
Foreign exchange gains, net	-	98
Others	-	-
Capital losses	107,653	52,537
Losses from monetary trusts, net	643	780
Losses on investments in trading securities, net	-	-
Losses on sale of securities	62,806	24,669
Devaluation losses on securities	279	2,297
Losses from derivatives, net	-	24,790
Foreign exchange losses, net	43,923	-
Others	-	-
Total capital gains/losses (B)	(3,616)	(7,154)
Core profit reflecting capital gains/losses (A) + (B)	33,935	26,669
Other one-time gains	-	-
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	-	-
Others	-	-
Other one-time losses	2,076	616
Reinsurance premiums	-	-
Provision for contingency reserve	1,466	609
Provision for specific reserve for possible loans loses	609	-
Provision for specific reserve for loans to refinancing countries	-	-
Write-off of loans	-	7
Others	-	-
Other one-time gains/losses (C)	(2,076)	(616)
Ordinary profit (A) + (B) + (C)	31,859	26,053

Notes: 1. As regards Year ended March 31, 2004, income gains of 2,072 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.

2. As regards Year ended March 31, 2005, income gains of 1,246 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.

6. Disclosed Claims under the Insurance Business Law

(Non-Consolidated)

(Millions of Yen)

Category		As of March 31, 2004	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	a	394	539
Claims with collection risk	b	2,994	1,081
Claims for special attention	c	6,881	6,148
Subtotal	a + b + c	10,270	7,770
% of Total		0.52%	0.46%
Claims against normal obligors	d	1,963,399	1,697,371
Total	a + b + c + d	1,973,669	1,705,141

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Non-consolidated)

(Millions of Yen)

Category		As of March 31, 2004	As of March 31, 2005
Loans to bankrupt companies	a	183	174
Past due loans	b	3,205	1,446
Loans overdue for three months or more	c	6,091	5,316
Restructured loans	d	789	832
Total % of total loans	a + b + c + d = e	10,270 0.52%	7,770 0.46%
Reserve for possible loan losses	f	3,995	2,828
Amount covered by collateral and guarantees	g	6,805	5,846
Coverage ratio	[f + g] / e	105.2%	111.6%

Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Past due loans decreased due to write-offs in the amounts of 39 million yen and 17 million yen as of March 31, 2004 and March 31, 2005, respectively.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses (Non-Consolidated)

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
General reserve for possible loan losses	2,312	1,752
Specific reserve for possible loan losses	1,683	1,076
Specific reserve for loans to refinancing countries	-	-
Total	3,995	2,828

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Transfer	1,683	1,076
Reversal	1,074	1,683
Net transfer	609	(606)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2004 and March 31, 2005.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2004 and March 31, 2005.

(4) Write-off of Loans

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Write-off of loans	-	7

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans (Non-Consolidated)

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of March 31, 2005, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Class	As of March 31, 2004		As of March 31, 2005	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,890,079	1,891,763	1,673,985	1,675,061
Class II	81,827	81,827	30,058	30,058
Class III	1,762	78	1,098	22
Class IV	0	-	7	-
Total balance of receivables	1,973,669	1,973,669	1,705,149	1,705,141

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio (Non-Consolidated)

(Millions of Yen)

Items		As of March 31, 2004	As of March 31, 2005
Total solvency margin	(A)	532,343	522,259
Equity (less certain items)		108,607	112,111
Reserve for price fluctuations		7,591	9,801
Contingency reserve		55,815	56,424
Reserve for possible loan losses		2,312	1,752
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		161,042	148,471
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(9,040)	(11,887)
Excess of amount of policy surrender payment		102,199	86,653
Unallotted portion of reserve for policyholder dividends		21,798	21,880
Future profits		5,957	5,856
Deferred tax assets		36,057	36,196
Subordinated debt		55,000	55,000
Deductible items		(15,000)	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	(B)	123,321	120,655
Insurance risk	R_1	33,694	36,098
Assumed investment yield risk	R_2	26,302	25,249
Investment risk	R_3	89,221	86,770
Business risk	R_4	2,984	2,962
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		863.3%	865.7%

Notes: 1. *The above ratio is calculated in accordance with Articles 86 and 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996*

2. *"Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on available-for-sale securities and estimated appropriation paid in cash.*

3. *"Deductible items" in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

9. Adjusted Net Assets (Non-Consolidated)

(Millions of Yen)

Item	As of March 31, 2004	As of March 31, 2005
Adjusted net assets	451,936	464,232

Note: *Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.*

May 19, 2005
Taiyo Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Fiscal Year Ended March 31, 2004		Six Months Ended September 30, 2004		Fiscal Year Ended March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount	(MY)	2,814,284	29.4%	1,447,608	(1.3%)	2,891,002	2.7%
Policy Amount in Force	(MY)	16,077,894	5.3%	16,528,955	5.3%	16,966,276	5.5%
Surrender & Lapse Amount	(MY)	1,362,689	3.3%	682,736	(0.3%)	1,424,081	4.5%
Surrender & Lapse Rate	(%)	8.92		4.25		8.86	
Income from Insurance Premiums	(MY)	794,168	(10.6%)	394,103	(4.7%)	788,174	(0.8%)
Individual Insurance and Annuities included	(MY)	680,295	(10.7%)	326,656	(5.8%)	646,668	(4.9%)
Group Insurance and Annuities included	(MY)	112,643	(9.6%)	66,872	0.7%	140,330	24.6%
Annualized Premiums of New Policies	(MY)	50,048	(23.8%)	23,529	(10.4%)	46,434	(7.2%)
3rd Sector Products included	(MY)	12,913	6.7%	6,979	8.5%	14,114	9.3%
Annualized Premiums of Total Policies	(MY)	772,156	(5.2%)	751,940	(5.2%)	731,527	(5.3%)
3rd Sector Products included	(MY)	102,897	1.7%	104,620	2.5%	106,068	3.1%

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2004 is presented in comparison with the six months ended September 30, 2003. (hereinafter, same if not mentioned otherwise)
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	6,409,552	(1.8%)	6,290,064	(4.9%)	6,276,553	(2.1%)
Adjusted Net Asset	(MY)	451,936	32.4%	407,845	8.0%	464,232	2.7%
Adjusted Net Asset/ General Account Assets	(%)	7.1	1.8Points	6.5	0.8Points	7.4	0.3Points
Solvency Margin Ratio	(%)	863.3	181.8Points	837.4	4.3Points	865.7	2.4Points

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

		Fiscal Year Ended March 31, 2004		Fiscal Year Ended March 31, 2005		Fiscal Year Ending March 31, 2006 (Forecast)
		Amount	% Change	Amount	% Change	Amount
Core Profit	(MY)	37,551	30.7%	33,823	(9.9%)	33,000

		Fiscal Year Ended March 31, 2004		Fiscal Year Ended March 31, 2005		Fiscal Year Ending March 31, 2006 (Forecast)
		Amount	Change	Amount	Change	Amount
Amount of Negative Spread	(MY)	30,217	(13,232)	39,170	8,952	46,000

		Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ending March 31, 2006 (Forecast)
Investment Yield for Core Profit	(%)	2.44	2.17	1.99
Investment Yield – General Account	(%)	2.15	1.89	1.86
Average Assumed Investment Yield (yearly average)	(%)	2.96	2.85	2.81

(4) Policy and Other Reserves

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note)	(MY)	5,910,131	(169,766)	5,811,694	(215,254)	5,772,952	(137,179)
General Account included	(MY)	5,898,730	(132,174)	5,810,944	(179,552)	5,772,229	(126,501)
Separate Account included	(MY)	11,400	(37,592)	749	(35,702)	723	(10,677)
Reserve for Price Fluctuations	(MY)	7,591	5,459	8,677	5,401	9,801	2,209
Contingency Reserve	(MY)	55,815	1,466	56,226	1,333	56,424	609
Contingency Reserve 1 included	(MY)	43,262	984	43,673	851	43,871	609
Contingency Reserve 2 included	(MY)	12,552	482	12,552	482	12,552	-
Contingency Reserve Fund	(MY)	-	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	40,000	5,000	40,000	5,000	40,000	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2 .Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/Losses

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	Change	Amount	Change	Amount	Change
Securities	(MY)	168,921	133,064	117,794	10,979	187,053	18,131
Domestic Stocks included	(MY)	106,996	169,915	78,157	9,872	122,365	15,369
Domestic Bonds included	(MY)	13,577	(75,508)	14,273	(128)	36,853	23,275
Foreign Securities included	(MY)	41,813	29,837	24,569	5,463	22,999	(18,813)
Real Estate (domestic land and lease)	(MY)	(9,040)	(3,161)	(9,374)	(3,089)	(11,887)	(2,846)

Notes:

1. The monthly average price of March 2004 is applied to the current fair value of domestic and foreign stocks and the exchange rate of foreign-currency-dominated assets as of March 31, 2004. The month end price is applied to the current fair value of domestic and foreign stocks and the exchange rate of foreign-currency-dominated assets as of September 30, 2004 and March 31,2005.

2. These figures do not include securities without readily obtainable current fair value.

(6) Investment for the Fiscal Year Ended March 31, 2005

		Net Increase (decrease)	Fiscal Year Ending March 31, 2006
Domestic Stocks	(MY)	(17,731)	Level-Off
Domestic Bonds	(MY)	163,067	Increase
Foreign Stocks	(MY)	22,410	Increase
Foreign Bonds	(MY)	(25,970)	Slight decrease
Real Estate	(MY)	(10,357)	Level-Off

Notes:

1. The amount of net increase (decrease) for the fiscal year ended March 31, 2005 are book value basis.

2. Taiyo Life plans to increase increase domestic stocks, if stock price will weaken.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2005

NIKKEI Average	(yen)		approx.	8,970
TOPIX	(point)		approx.	908
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.6
	(%)	Steepening case	approx.	1.5
Foreign Securities	(yen)		approx.	105

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2005: 1.33%).

2. These figures are calculated based on asset holdings as of March 31, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2005: 107.39yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance forecast for the Fiscal Year Ending March 31, 2006

		Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	(MY)	780,000
Core Profit	(MY)	33,000
Policy Amount in Force	(MY)	17,940,000

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2005

a. Contributions from Domestic Banks

		Amount
Funds	(MY)	-
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		Amount
Bank Stocks Held	(MY)	52,926
Preferred Stocks issued by Foreign Subsidiaries	(MY)	90,000
Preferred Securities issued by Foreign Subsidiaries	(MY)	-
Subordinated Loans and Debentures	(MY)	237,696

(10) Number of Employees

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
In-house Sales Representatives	(person)	8,703	(1.2%)	8,727	0.1%	9,111	4.7%
Administrative personnel	(person)	2,743	(5.7%)	2,764	(2.6%)	2,681	(2.3%)

(11) OTC Sales thorough Banks

The Company is not applicable since the Company does not offer its products OTC through banks.

(12) Other Questions

Future plans for capital raising

- We believe that Taiyo Life is currently maintaining an ample capital level. Therefore, We have no plans to raise a capital.

Future restructuring plans

- Taiyo Life will further enhance operational efficiency through the use of information technology and rationalization of operations. Through enhancing operational efficiency, we plan to deduct operational costs.
- In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2005)

May 19, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for **Daido Life Insurance Company**)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 19, 2005
Date of Ordinary General Meeting of Shareholders: June 27, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2004 ended March 31, 2005	¥1,059,090 million	(11.0)	¥95,834 million	(8.5)	¥102,731 million	(4.3)	¥33,309 million	(12.5)
FY2003 ended March 31, 2004	¥1,190,304 million	0.7	¥104,792 million	127.7	¥107,354 million	21.0	¥38,052 million	232.5

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2004 ended March 31, 2005	¥22,144.24	-	10.9%	1.6%	9.0%
FY2003 ended March 31, 2004	¥25,320.30	-	16.2%	1.7%	8.8%

Notes:
1. *Average number of outstanding shares during the year: for the fiscal year ended March 31, 2005: 1,500,000 ; for the fiscal year ended March 31, 2004: 1,500,000*
2. *Changes in method of accounting: None*
3. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends paid for the year	Payout Ratio	Dividends on Equity
As of March 31, 2005	¥14,901.00	¥9,141.00	¥5,760.00	¥22,351 million	67.3%	7.0%
As of March 31, 2004	¥3,000.00	-	¥3,000.00	¥4,500 million	11.8%	1.5%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2005	¥5,983,742 million	¥317,951 million	5.3%	¥211,905.43
As of March 31, 2004	¥6,017,918 million	¥293,053 million	4.9%	¥195,320.80

Notes:
1. *Number of outstanding shares at the end of the year: as of March 31, 2005: 1,500,000; as of March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the year: None*

2. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2006"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2005"*.

Unaudited Non-Consolidated Financial Statements

Daido Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Assets:						
Cash and deposits:						
Cash	¥ 107		¥ 138		¥ 30	$ 1,286
Deposits	282,043		232,750		(49,293)	2,167,336
Total cash and deposits	282,151	4.7	232,888	3.9	(49,262)	2,168,623
Call loans	75,000	1.3	75,000	1.3	–	698,389
Monetary claims purchased	72,998	1.2	88,996	1.5	15,998	828,726
Monetary trusts	248,920	4.1	214,777	3.6	(34,142)	1,999,973
Securities:						
Government bonds	306,571		488,611		182,040	4,549,876
Municipal bonds	1,083,212		1,028,048		(55,163)	9,573,038
Corporate bonds	1,158,706		1,105,210		(53,496)	10,291,557
Domestic stocks	396,079		411,367		15,288	3,830,598
Foreign securities	652,352		578,819		(73,533)	5,389,878
Other securities	376,739		519,648		142,909	4,838,891
Total securities	3,973,661	66.0	4,131,705	69.0	158,043	38,473,840
Loans:						
Policy loans	79,886		80,871		985	753,067
Commercial loans	1,042,249		959,602		(82,647)	8,935,675
Total loans	1,122,136	18.7	1,040,474	17.4	(81,662)	9,688,743
Property and equipment:						
Land	88,029		82,737		(5,292)	770,436
Buildings	67,724		62,710		(5,013)	583,950
Equipment	1,196		1,180		(15)	10,993
Construction in progress	361		655		294	6,105
Total property and equipment	157,311	2.6	147,283	2.5	(10,027)	1,371,485
Due from agencies	1,902	0.0	1,536	0.0	(365)	14,310
Due from reinsurers	1,209	0.0	1,309	0.0	99	12,192
Other assets:						
Accounts receivable	13,732		11,875		(1,857)	110,578
Prepaid expenses	4,941		1,832		(3,109)	17,063
Accrued income	23,479		20,157		(3,322)	187,701
Deposit for rent	4,136		3,784		(351)	35,242
Margin for futures contracts	793		411		(381)	3,834
Derivatives	14,201		150		(14,050)	1,402
Deferred valuation losses on hedge	–		1,420		1,420	13,225
Suspense payable	1,563		928		(635)	8,646
Other assets	6,709		10,091		3,382	93,974
Total other assets	69,556	1.2	50,652	0.8	(18,904)	471,668
Deferred tax assets	16,790	0.3	950	0.0	(15,839)	8,852
Reserve for possible loan losses	(3,721)	(0.1)	(1,833)	(0.0)	1,887	(17,070)
Total assets	¥ 6,017,918	100.0	¥ 5,983,742	100.0	¥ (34,175)	$ 55,719,734

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 45,933		¥ 47,621		¥ 1,688	$ 443,447
Policy reserve	5,332,626		5,308,712		(23,913)	49,433,957
Reserve for policyholder dividends	135,972		131,768		(4,204)	1,227,007
Total policy reserves	5,514,531	91.6	5,488,102	91.7	(26,428)	51,104,411
Due to reinsurers	599	0.0	651	0.0	51	60,630
Short-term subordinated bonds	–	–	20,000	0.3	20,000	186,237
Other liabilities:						
Cash collateral receiving under security lending contracts	23,914		10,124		(13,789)	94,279
Income taxe payable	22,960		1,604		(21,356)	14,940
Accounts payable	8,558		10,786		2,227	100,440
Accrued expenses	8,838		8,908		69	82,955
Unearned income	4,450		3,955		(495)	36,831
Deposits received	1,630		3,953		2,323	36,817
Guarantee deposits	5,428		5,537		109	51,567
Derivatives	1,560		8,389		6,829	78,120
Deferred valuation gains on hedge	1,052		–		(1,052)	–
Suspense receipt	3,495		3,576		80	33,300
Other liabilities	30,000		–		(30,000)	–
Total other liabilities	111,890	1.9	56,836	1.0	(55,053)	529,252
Reserve for employees' retirement benefits	65,426	1.1	65,936	1.1	510	613,994
Reserve for directors' and corporate auditors' retirement benefits	1,531	0.0	1,679	0.0	147	15,635
Reserve for losses on sale of loans	64	0.0	–	–	(64)	–
Reserve for price fluctuations	30,820	0.5	32,584	0.6	1,763	303,421
Total liabilities	5,724,865	95.1	5,665,790	94.7	(59,074)	52,759,017
Stockholder's equity:						
Common stock:						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	75,000	1.2	75,000	1.2	–	698,389
Capital surplus	54	0.0	54	0.0	–	502
Retained earnings:						
Legal reserve for future losses	1,941		5,598		3,657	52,131
Provision for retirement benefit	1,173		–		(1,173)	–
Provision for advanced depreciation on real estate	1,559		1,559		–	14,521
Provision for 100th anniversary project	171		107		(63)	1,005
General reserve	38,000		54,000		16,000	502,840
Unappropriated retained earnings	43,898		40,504		(3,394)	377,174
Total retained earnings	86,744	1.5	101,770	1.7	15,026	947,673
Net unrealized gains on securities	131,254	2.2	141,126	2.4	9,872	1,314,152
Total stockholder's equity	293,053	4.9	317,951	5.3	24,898	2,960,717
Total liabilities and stockholder's equity	¥ 6,017,918	100.0	¥ 5,983,742	100.0	¥ (34,175)	$ 55,719,734

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary revenues:						
Income from insurance premiums:						
Insurance premiums	¥ 927,015		¥ 883,507		¥ (43,507)	$ 8,227,094
Ceded reinsurance commissions	1,244		1,296		52	12,075
Total Income from insurance premiums	928,260		884,804		(43,455)	8,239,170
Investment income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	3,294		3,791		497	35,307
Interest income and dividends from securities	94,750		86,982		(7,767)	809,966
Interest income from loans	24,480		22,043		(2,436)	205,267
Interest from real estate for rent	6,466		6,324		(141)	58,895
Other income from interest and dividends	186		240		53	2,235
Total interest, dividends and income from real estate for rent	129,178		119,382		(9,795)	1,111,672
Gains from monetary trusts, net	7,040		3,199		(3,840)	29,791
Gains on investment in trading securities, net	–		4,885		4,885	45,495
Gains on sale of securities	32,418		10,189		(22,228)	94,884
Gains on redemption of securities	—		153		153	1,428
Other investment income	2,513		2,636		123	24,553
Gains on separate account, net	23,484		6,237		(17,246)	58,086
Total investment income	194,634		146,685		(47,949)	1,365,912
Other ordinary income:						
Income related to withheld insurance claims and other payments for future annuity payments	166		563		396	5,243
Income due to withheld insurance payments	2,712		2,410		(302)	22,443
Reversal of reserve for outstanding claims	1,800		—		(1,800)	—
Reversal of policy reserve	62,092		23,913		(38,178)	222,677
Other ordinary profit	638		714		76	6,651
Total other ordinary income	67,410		27,600		(39,809)	257,015
Total ordinary revenues	¥1,190,304	100.0	¥ 1,059,090	100.0	¥ (131,214)	$ 9,862,097

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	¥ 315,064		¥ 288,656		¥ (26,407)	$ 2,687,931
Annuity payments	26,541		26,158		(383)	243,584
Insurance benefits	218,324		186,623		(31,701)	1,737,809
Surrender payments	205,516		215,048		9,531	2,002,502
Other payments	143,386		87,237		(56,149)	812,338
Reinsurance premiums	1,356		1,356		(0)	12,628
Total insurance claims and other payments	910,190		805,080		(105,109)	7,496,794
Provision for policy and other reserves:						
Provision for reserve for outstanding claims	—		1,688		1,688	15,722
Interest portion of reserve for policyholder dividends	988		945		(43)	8;804
Total provision for policy and other reserves	988		2,633		1,644	24,526
Investment expenses:						
Interest expenses	26		32		6	306
Losses on investment in trading securities, net	2,059		—		(2,059)	—
Losses on sale of securities	10,068		8,348		(1,720)	77,736
Devaluation losses on securities	331		1,863		1,532	17,353
Losses from derivatives, net	21,565		8,509		(13,055)	79,242
Foreign exchange losses, net	5,289		5,002		(286)	46,586
Write-off of loans	1,590		10		(1,580)	101
Depreciation of real estate for rent	3,044		2,819		(224)	26,257
Other investment expenses	5,912		6,331		418	58,956
Total investment expenses	49,887		32,919		(16,968)	306,540
Operating expenses	108,698		108,881		183	1,013,886
Other ordinary expenses:						
Payments related to withheld insurance claims	1,618		2,169		550	20,198
Taxes	6,709		6,696		(12)	62,357
Depreciation	4,228		4,057		(170)	37,783
Provision for reserve for employees' retirement benefits	2,792		510		(2,282)	4,753
Other ordinary losses	397		307		(90)	2,860
Total other ordinary expenses	15,746		13,740		(2,005)	127,953
Total ordinary expenses	1,085,512	91.2	963,256	91.0	(122,255)	8,969,702
Ordinary profit	¥ 104,792	8.8	¥ 95,834	9.0	¥ (8,958)	$ 892,395

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Extraordinary gains:						
Gains on sale of property and equipment	¥ 1,151		¥ 952		¥ (198)	$ 8,871
Reversal of reserve for possible loan losses	2,495		1,771		(723)	16,493
Recoveries of bad debts previously written-off	340		88		(251)	827
Gains on sale of parent company's stocks	–		5,838		5,838	54,368
Reversal of reserve for losses on sale of loans	–		64		64	603
Reversal of reserve for employees' retirement benefits	225		–		(225)	–
Total extraordinary gains	4,211	0.4	8,716	0.8	4,504	81,164
Extraordinary losses:						
Losses on sale, disposal and devaluation of property and equipment	14,578		5,813		(8,765)	54,132
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	1,281		–		(1,281)	–
Provision for reserve for losses on sale of loans	0		–		(0)	–
Provision for reserve for price fluctuations	1,578		1,763		185	16,424
Provision for 100th anniversary project	74		63		(10)	590
Total extraordinary losses	17,513	1.5	7,640	0.7	(9,872)	71,146
Provision for reserve for policyholder dividends	30,521	2.6	30,550	2.8	29	284,482
Income before income taxes	60,969	5.1	66,359	6.3	5,389	617,930
Income taxes:						
Current	26,279	2.2	22,789	2.2	(3,489)	212,213
Deferred	(3,361)	(0.3)	10,260	1.0	13,622	95,541
Net income	38,052	3.2	33,309	3.1	(4,742)	310,174
Unappropriated retained earnings at beginning of year	5,772		23,585		17,813	219,625
Interim dividend	–		13,711		13,711	127,679
Transfer to legal reserve for future losses with respect to interim dividend	–		2,742		2,742	25,535
Transfer from provision for 100th anniversary project	74		63		(10)	590
Unappropriated retained earnings at end of year	¥ 43,898		¥ 40,504		¥ (3,394)	$ 377,174

Supplementary Materials for the Fiscal Year 2004 Ended March 31, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force ··· P3
(2) New Policy Amount ··· P3
(3) Annualized Premiums ··· P4
(4) Term Life Insurance Policies by Dividend Type ··· P4
(5) Average Amount of New Policies and Amount in Force (Individual Insurance) ··· P5
(6) New Policy Rate ··· P5
(7) Surrender and Lapse Rate ··· P5
(8) Surrender and Lapse Amount ··· P6
(9) Average Premium Amount of Individual Insurance New Policies ··· P6
(10) Average Assumed Investment Yield for Individual Insurance and Annuities ··· P6
(11) Mortality Rate for Individual Insurance ··· P6
(12) Reserve for Outstanding Claims ··· P7
(13) Policy Reserve ··· P7
(14) Policy Reserve Calculating Methods and Ratios ··· P8
(15) Policy Reserve by Contract Year ··· P8
(16) Other Reserves ··· P9
(17) Insurance Premium ··· P9
(18) Insurance Claims ··· P10
(19) Annuity Payments ··· P10
(20) Insurance Benefits ··· P11
(21) Surrender Payments ··· P11
(22) Operating Expenses ··· P11

2. Investment in General Account Assets in Fiscal Year 2004 (Non-Consolidated)

(1) Fiscal Year 2004 Investment Performance ··· P12
(2) Asset Composition ··· P13
(3) Changes in the Amount of Assets by Categories ··· P13
(4) Investment Income ··· P14
(5) Investment Expenses ··· P14
(6) Net Investment Income ··· P14
(7) Investment Yield and Average Daily Balance by Asset Categories ··· P15
(8) Securities ··· P16

(9) Securities by Contractual Maturity Dates ········ P17
(10) Stock Holdings by Industry ········ P18
(11) Municipal Bonds by Region ········ P19
(12) Loans ········ P19
(13) Loans by Contractual Maturity Dates ········ P20
(14) Loans to Domestic Companies by Company Size ········ P20
(15) Loans by Industry ········ P21
(16) Foreign Investments ········ P22
(17) Fair Value Information on Securities and Others ········ P24

3. Status of Separate Account Assets (Non-Consolidated)
(1) Balance of Separate Account Assets ········ P32
(2) Status of Individual Variable Insurance (Separate Accounts) ········ P32
(3) Status of Individual Variable Annuities (Separate Accounts) ········ P34

4. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit ········ P37
(Reference) Negative Spread ········ P38

5. Disclosed Claims Based on Insurance Business Law Standard (Non-Consolidated) ········ P39

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines) (Non-Consolidated) ·· P39
(Reference) Reserves for Possible Loan Losses (Non-Consolidated) ········ P40
(Reference) Self-Assessment of Loans (Non-Consolidated) ········ P40

7. Solvency Margin Ratio (Non-Consolidated) ········ P41

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number, 100 Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2005			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	2,000,025	99.7	381,239	99.9	2,003,167	100.2	384,875	101.0
Individual annuities	139,284	102.5	11,709	100.8	144,715	103.9	12,066	103.1
Sub total	2,139,309	99.9	392,948	99.9	2,147,882	100.4	396,942	101.0
Group insurance	-	-	122,233	98.8	-	-	120,749	98.8
Group annuities	-	-	22,963	94.0	-	-	21,383	93.1

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of Yen, %)

Category	Year Ended March 31, 2004					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Increase from Conversion
Individual insurance	247,490	93.4	42,290	93.3	42,195	95
Individual annuities	9,424	60.3	807	57.7	806	1
Sub total	256,914	91.5	43,097	92.2	43,001	96
Group insurance	-	-	919	18.5	919	
Group annuities	-	-	2	292.7	2	

Category	Year Ended March 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Increase from Conversion
Individual insurance	237,293	95.9	42,605	100.7	42,552	52
Individual annuities	10,701	113.6	936	116.1	935	1
Sub total	247,994	96.5	43,542	101.0	43,488	53
Group insurance	-	-	290	31.6	290	
Group annuities	-	-	4	172.9	4	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

(Millions of Yen, %)

Category		Year ended March 31, 2004	Year ended March 31, 2005	
		Amount	Amount	% Change
New policies		70,032	82,003	117.1
	3rd Sector	4,044	3,789	93.7
Policy Amount in Force		652,452	670,827	102.8
	3rd Sector	63,141	61,696	97.7

Notes:

1. Annualized premiums include individual insurance and individual annuities. New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Term Life Insurance Policies by Dividend Type

(Number, 100 Millions of Yen, %)

Category	As of March 31, 2004				Year Ended March 31, 2004			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	813,001	57.8	220,253	63.0	54,373	27.0	12,305	30.2
Semi-participating	304,375	21.7	77,345	22.1	28,314	14.1	8,555	21.0
Non-participating	287,778	20.5	52,042	14.9	118,570	58.9	19,914	48.8
Total	1,405,154	100.0	349,641	100.0	201,257	100.0	40,775	100.0

Category	As of March 31, 2005				Year Ended March 31, 2005			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	781,964	54.5	210,668	59.4	48,838	25.9	11,843	28.8
Semi-participating	304,695	21.3	79,168	22.3	32,044	17.0	9,361	22.7
Non-participating	347,011	24.2	64,959	18.3	107,692	57.1	20,001	48.5
Total	1,433,670	100.0	354,796	100.0	188,574	100.0	41,206	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policies do not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Average amount of new policies	17,298	18,167
Average amount in force	19,061	19,213

Note: The average amounts of new policies do not include net increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	11.1	11.2
Individual annuities	7.2	8.4
Group insurance	0.7	0.2

Note:

1. New policy amount does not include increase from conversions.

2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	9.59	8.76
Individual annuities	5.27	4.27
Group insurance	2.29	2.49

Notes: Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and lapse rate without adjustments (%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance and annuities	8.44	7.70

(8) Surrender and Lapse Amount

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	3,260,970	2,981,590
Individual annuities	56,809	44,980
Group insurance	123,221	81,940

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Average premium amount	208,904	230,914

Notes:

1. Figures above do not include increase from conversion.

2. Figures above are annualized.

(10) Average Assumed Investment Yield for Individual Insurance and Annuities

(%)

Category	As of March 31, 2004	As of March 31, 2005
Average assumed investment yield	3.71	3.55

(11) Mortality Rate for Individual Insurance

(‰)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Rate based on number of policies	3.89	4.01
Rate based on policy amount	4.16	4.14

(12) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of March 31, 2004	As of March 31, 2005
Insurance claims	Death benefits	26,934	30,297
	Accidental death benefits	1,037	888
	Disability benefits	5,304	5,541
	Maturity benefits	1,377	1,107
	Others	29	46
	Sub total	34,682	37,881
Annuity payments		115	118
Insurance benefits		6,479	5,627
Surrender payments		4,220	3,584
Total		45,933	47,621

(13) Policy Reserve

(Millions of Yen)

Category			As of March 31, 2004	As of March 31, 2005
Policy reserve (excluding contingency reserve)	Individual insurance		2,535,028	2,642,663
		General Accounts	2,509,487	2,618,303
		Separate Accounts	25,541	24,360
	Individual annuities		409,081	434,148
		General Accounts	408,407	433,448
		Separate Accounts	673	699
	Group insurance		10,475	10,483
		General Accounts	10,475	10,483
		Separate Accounts	-	-
	Group annuity		2,295,913	2,137,914
		General Accounts	2,172,430	2,025,793
		Separate Accounts	123,483	112,121
	Others		5,668	5,608
		General Accounts	5,668	5,608
		Separate Accounts	-	-
	Sub total		5,256,168	5,230,818
		General Accounts	5,106,468	5,093,637
		Separate Accounts	149,699	137,181
Contingency reserve			76,457	77,893
Total			5,332,626	5,308,712
	General Accounts		5,182,926	5,171,531
	Separate Accounts		149,699	137,181

(14) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2004	As of March 31, 2005
Calculating methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%

Note: calculating methods and ratios stated above cover individual insurance and annuity policy only.

(15) Policy Reserve by Contract Year

(Millions of Yen, %)

Contract Year		March 31, 2004		
		Policy Reserve Amount	Assumed Investment Yield	Average Assumed Investment Yield
General Accounts				
	- FY1980	26,815	4.00~5.00	4.42
	FY1981-FY1985	52,151	5.00~6.00	5.16
	FY1986-FY1990	578,958	5.50~6.00	5.55
	FY1991-FY1995	953,132	3.75~5.50	4.69
	FY1996-FY2000	865,724	1.75~2.75	2.41
	FY2001	165,288	1.50	1.51
	FY2002	184,605	1.00~1.50	1.46
	FY2003	91,217	1.00~1.50	1.26
	Total	2,917,894	-	3.71
Separate Account		26,215		
Total		2,944,110		

Contract Year		March 31, 2005		
		Policy Reserve Amount	Assumed Investment Yield	Average Assumed Investment Yield
General Accounts				
	- FY1980	24,300	4.00~5.00	4.40
	FY1981-FY1985	48,470	5.00~6.00	5.14
	FY1986-FY1990	563,756	5.50~6.00	5.54
	FY1991-FY1995	924,165	3.75~5.50	4.71
	FY1996-FY2000	858,961	1.75~2.75	2.42
	FY2001	181,350	1.50	1.52
	FY2002	216,191	1.00~1.50	1.47
	FY2003	130,788	1.00~1.50	1.34
	FY2004	103,765	1.00~1.50	1.27
	Total	3,051,751	-	3.55
Separate Account		25,060		
Total		3,076,811		

Notes:

1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(16) Other Reserves

(Millions of Yen)

Category		As of March 31, 2004		As of March 31, 2005	
		Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	1,055	(2,080)	317	(737)
	Specific reserve	2,665	(1,037)	1,515	(1,149)
	Specific reserves for loans to refinancing countries	-	-	-	-
Reserve for employees' retirement benefits		65,426	1,613	65,936	510
Reserve for directors' and corporate auditors' retirement benefits		1,531	1,531	1,679	147
Reserve for losses on sale of loans		64	0	-	(64)
Reserve for price fluctuations		30,820	1,578	32,584	1,763

(17) Insurance Premium

a. Payment Method

(Millions of Yen)

Category		Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance		608,593	628,955
	Single premiums	39,560	43,110
	Annual payment	141,216	155,464
	Semi-annual payment	1,255	1,195
	Monthly payment	426,561	429,185
Individual annuities		32,498	35,259
	Single premiums	3,452	4,140
	Annual payment	4,799	5,661
	Semi-annual payment	147	152
	Monthly payment	24,099	25,305
Group insurance		48,869	46,581
Group annuities		234,605	170,296
Total		927,015	883,507

b. Year

(Millions of Yen, %)

Category		Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance and annuities	First year	109,061	122,214
	Second and subsequent year	532,030	542,001
	Sub total	641,092	664,215
Group insurance	First year	609	176
	Second and subsequent year	48,259	46,405
	Sub total	48,869	46,581
Group annuities	First year	608	908
	Second and subsequent year	233,996	169,387
	Sub total	234,605	170,296
Total	First year	110,375	123,376
	Second and subsequent year	816,639	760,130
	Total	927,015	883,507
	% change	(6.2)	(4.7)

(18) Insurance Claims

(Millions of Yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March31, 2005	Year Ended March 31, 2004
Death benefits	142,978	43	25,081	-	-	256	168,360	178,199
Accidental death benefits	1,596	-	314	-	-	20	1,931	1,788
Disability benefits	12,268	-	1,128	-	-	-	13,396	12,152
Maturity benefits	67,029	0	-	36,898	38	-	103,967	122,263
Others	-	-	-	943	-	57	1,000	660
Total	223,872	44	26,524	37,842	38	334	288,656	315,064

(19) Annuity Payments

(Millions of Yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005	Year Ended March 31, 2004
74	7,922	95	17,937	128	-	26,158	26,541

(20) Insurance Benefits

(Millions of Yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005	Year Ended March 31, 2004
Death benefits	117	1,245	3	-	8	-	1,375	1,670
Hospitalization benefits	11,381	40	356	-	-	70	11,848	12,601
Operation benefits	5,897	24	-	-	-	-	5,922	6,036
Injury benefits	92	0	93	-	-	-	187	219
Survival benefits	1,842	-	-	-	58	-	1,900	2,029
Others	64	738	58	164,511	1	13	165,388	195,768
Total	19,396	2,049	512	164,511	68	84	186,623	218,324

(21) Surrender Payments

(Millions of Yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005	Year Ended March 31, 2004
151,063	12,731	1	50,860	392	-	215,048	205,516

(22) Operating Expenses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Sales Activity Related Expenses	31,863	31,514
In-house sales representative expenses	19,603	18,626
Sales agent expenses	11,605	12,257
Selection expenses	653	630
Sales Administrative Expenses	20,134	20,255
Administrative / operational expenses	18,813	18,946
Advertising expenses	1,320	1,309
General Administrative Expenses	56,700	57,111
Personnel expenses	17,806	17,782
Expenses for premium collection, computer systems, equipments, offices and others	36,997	37,071
[Donation / contribution and others]	[121]	[48]
Contribution to the Policyholder Protection Fund	834	851
Contribution to the Policyholder Protection Corporation	1,062	1,406
Total	108,698	108,881

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

2. Investment in General Account Assets in Fiscal Year 2004 (Non-Consolidated)

(1) Fiscal Year 2004 Investment Performance

As of March 31, 2005, general account assets amounted to ¥5,838.9 billion (¥5,860.3 billion), down ¥21.3 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2005, Daido Life decreased the amount of investments in currency-hedged foreign bonds and increased the outstanding balance in investment trusts and monetary trusts investing in domestic stocks.

At the end of the fiscal year ended March 31, 2005, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 44.0% (42.5%); domestic stocks, 6.2% (5.8%); foreign securities, 9.3% (10.5%); and loans, 17.8% (19.1%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥119.3 billion (¥129.1 billion). Gains on sales of securities totaled ¥10.1 billion (¥32.4 billion), while losses on sales of securities totaled ¥8.3 billion (¥10.0 billion). Net losses from derivatives were ¥8.5 billion (Net losses ¥21.5 billion). Net gains on investment in trading securities amounted to ¥4.8 billion (Net losses ¥2.0 billion), and net foreign exchange losses were ¥5.0 billon (Net losses ¥5.2 billion).

(2) Asset Composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	354,641	6.1	305,575	5.2
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	72,998	1.2	88,996	1.5
Securities under proprietary accounts	-	-	-	-
Monetary trusts	248,920	4.2	214,777	3.7
Securities	3,821,523	65.2	3,990,036	68.3
Domestic bonds	2,490,882	42.5	2,567,074	44.0
Domestic stocks	339,138	5.8	359,451	6.2
Foreign securities	614,763	10.5	543,861	9.3
Foreign bonds	436,977	7.5	307,830	5.3
Foreign stocks and other securities	177,786	3.0	236,031	4.0
Other securities	376,739	6.4	519,648	8.9
Loans	1,122,136	19.1	1,040,474	17.8
Policy loans	79,886	1.4	80,871	1.4
Commercial loans	1,042,249	17.8	959,602	16.4
Property and equipment	156,115	2.7	146,103	2.5
Deferred tax asset	16,790	0.3	950	0.0
Other assets	70,919	1.2	53,883	0.9
Reserve for possible loan losses	(3,721)	(0.1)	(1,833)	(0.0)
Total assets	5,860,325	100.0	5,838,964	100.0
Foreign currency denominated assets	431,280	7.4	312,347	5.3

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash and deposits, call loans	(35,401)	(49,066)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	32,100	15,998
Securities under proprietary accounts	-	-
Monetary trusts	98,526	(34,142)
Securities	35,479	168,512
Domestic bonds	(544,486)	76,191
Domestic stocks	137,418	20,313
Foreign securities	262,596	(70,901)
Foreign bonds	225,548	(129,146)
Foreign stocks and other securities	37,047	58,245
Other securities	179,952	142,909
Loans	(59,522)	(81,662)
Policy loans	1,638	985
Commercial loans	(61,161)	(82,647)
Property and equipment	(18,492)	(10,011)
Deferred tax asset	(43,930)	(15,839)
Other assets	8,324	(17,036)
Reserve for possible loan losses	3,118	1,887
Total assets	20,204	(21,360)
Foreign currency denominated assets	238,608	(118,933)

(4) Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	129,178	119,382
Interest income from deposits	3,294	3,791
Interest income and dividends from securities	94,750	86,982
Interest income from loans	24,480	22,043
Income from real estate for rent	6,466	6,324
Other income from interest and dividends	186	240
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	7,040	3,199
Gains on investments in trading securities, net	-	4,885
Gains on sale of securities	32,418	10,189
Gains on sale of domestic bonds	16,194	145
Gains on sale of domestic stocks	6,424	2,097
Gains on sale of foreign securities	9,798	7,946
Other	-	-
Gains on redemption of securities	-	153
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	2,513	2,636
Total	171,150	140,447

(5) Investment Expenses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interest expense	26	32
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	2,059	-
Losses on sale of securities	10,068	8,348
Losses on sale of domestic bonds	854	1,096
Losses on sale of domestic stocks	1,781	1,439
Losses on sale of foreign securities	7,432	5,812
Other	-	-
Devaluation losses on securities	331	1,863
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	192	1,732
Devaluation losses on foreign securities	40	23
Other	97	107
Amortization of securities	-	-
Losses from derivatives, net	21,565	8,509
Foreign exchange losses, net	5,289	5,002
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	1,590	10
Depreciation of real estate for rent	3,044	2,819
Other investment expenses	5,912	6,331
Total	49,887	32,919

(6) Net Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Net investment income	121,262	107,527

(7) Investment Yield and Average Daily Balance by Asset Categories

a. Investment Income by asset categories (%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash and deposits, call loans	0.01	0.01
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.05	0.03
Securities under proprietary accounts	-	-
Monetary trusts	3.78	1.27
Domestic bonds	2.99	1.90
Domestic stocks	(7.81)	2.92
Foreign securities	3.24	3.16
Loans	1.98	2.03
Commercial loans	1.77	1.80
Property and equipment	0.79	1.39
Total general accounts	2.11	1.89
Other than stocks	2.47	1.85
Foreign investments	2.58	2.83

b. Average daily balance (Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash and deposits, call loans	338,254	392,681
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	41,469	69,433
Securities under proprietary accounts	-	-
Monetary trusts	183,954	201,124
Domestic bonds	2,581,345	2,444,330
Domestic stocks	201,366	224,246
Foreign securities	653,611	533,680
Loans	1,159,406	1,086,225
Commercial loans	1,080,592	1,005,770
Property and equipment	170,108	154,169
Total general accounts	5,742,717	5,697,222
Other than stocks	5,541,351	5,472,975
Foreign investments	825,582	686,509

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Government bonds	261,423	6.8	445,001	11.2
Municipal bonds	1,081,467	28.3	1,026,314	25.7
Corporate bonds	1,147,991	30.0	1,095,758	27.5
Public corporation bonds	498,418	13.0	520,523	13.0
Domestic stocks	339,138	8.9	359,451	9.0
Foreign securities	614,763	16.1	543,861	13.6
Foreign bonds	436,977	11.4	307,830	7.7
Foreign stocks and other securities	177,786	4.7	236,031	5.9
Other securities	376,739	9.9	519,648	13.0
Total	3,821,523	100.0	3,990,036	100.0
Subordinated debentures	46,539	1.2	45,118	1.1

Securities by holding purposes categories

(Millions of Yen)

Category	As of March 31, 2004				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	105,773	155,650	-	261,423
Municipal bonds	-	597,963	483,503	-	1,081,467
Corporate bonds	-	790,214	357,777	-	1,147,991
Public corporation bonds	-	383,457	114,960	-	498,418
Domestic stocks	-	-	320,115	19,023	339,138
Foreign securities	65,438	69,431	479,893	-	614,763
Foreign bonds	-	69,431	367,545	-	436,977
Foreign stocks and other securities	65,438	-	112,347	-	177,786
Other securities	-	-	376,739	-	376,739
Total	65,438	1,563,382	2,173,679	19,023	3,821,523

(Millions of Yen)

Category	As of March 31, 2005				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	83,164	361,836	-	445,001
Municipal bonds	-	572,837	453,477	-	1,026,314
Corporate bonds	-	675,332	420,426	-	1,095,758
Public corporation bonds	-	375,366	145,156	-	520,523
Domestic stocks	-	-	355,760	3,690	359,451
Foreign securities	92,598	72,659	378,603	-	543,861
Foreign bonds	-	72,659	235,170	-	307,830
Foreign stocks and other securities	92,598	-	143,432	-	236,031
Other securities	-	-	519,648	-	519,648
Total	92,598	1,403,993	2,489,752	3,690	3,990,036

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	67,043	79,914	36,080	20,180	43,004	15,200	261,423
Municipal bonds	203,088	214,908	301,028	275,487	78,463	8,491	1,081,467
Corporate bonds	159,423	157,993	240,126	257,517	86,711	246,218	1,147,991
Domestic stocks						339,138	339,138
Foreign securities	12,026	96,394	108,939	98,078	81,831	217,494	614,763
Foreign bonds	11,938	95,736	108,107	88,888	70,023	62,283	436,977
Foreign stocks and other securities	87	658	831	9,189	11,807	155,210	177,786
Other securities	34	13,475	3,589	4,497	3,228	351,914	376,739
Total	441,617	562,686	689,762	655,760	293,239	1,178,457	3,821,523

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	311,749	56,330	8,724	31,686	8,519	27,990	445,001
Municipal bonds	113,984	236,135	336,092	195,615	130,210	14,275	1,026,314
Corporate bonds	94,115	177,670	282,662	243,055	51,211	247,043	1,095,758
Domestic stocks	-	-	-	-	-	359,451	359,451
Foreign securities	16,064	64,185	105,480	66,238	49,527	242,364	543,861
Foreign bonds	16,064	63,052	98,719	52,733	35,060	42,200	307,830
Foreign stocks and other securities	-	1,133	6,760	13,505	14,467	200,164	236,031
Other securities	12,608	286	6,438	1,276	4,166	494,871	519,648
Total	548,523	534,608	739,397	537,874	243,635	1,385,997	3,990,036

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	754	0.2	795	0.2
Mining	14	0.0	14	0.0
Construction	15,132	4.5	14,831	4.1
Manufacturing industries				
Food products	5,929	1.7	6,993	1.9
Textiles and clothing	3,271	1.0	9,177	2.6
Pulp and paper	711	0.2	720	0.2
Chemicals	22,834	6.7	10,689	3.0
Medicals	33,257	9.8	38,995	10.8
Oil and coal products	-	-	-	-
Rubber products	6,636	2.0	8,107	2.3
Glass and stone products	413	0.1	481	0.1
Steel	1,115	0.3	1,747	0.5
Non-steel metals	-	-	-	-
Metal products	399	0.1	404	0.1
Machinery	21,631	6.4	27,441	7.6
Electric appliances	6,478	1.9	22,213	6.2
Transportation vehicles	901	0.3	1,033	0.3
Precision machinery	5,221	1.5	5,312	1.5
Others	1,716	0.5	2,102	0.6
Electric and gas utilities	15,047	4.4	26,471	7.4
Transportation/ information telecommunications				
Ground transportation	8,097	2.4	8,326	2.3
Water transportation	8	0.0	8	0.0
Air transportation	-	-	-	-
Warehouses/ transportation	153	0.0	175	0.0
Information/ telecommunications	11,277	3.3	11,480	3.2
Commerce				
Wholesalers	7,143	2.1	7,074	2.0
Retailers	6,382	1.9	5,434	1.5
Financial services / insurance				
Banking	99,889	29.5	97,917	27.2
Securities and commodity futures trading	31,633	9.3	25,410	7.1
Insurance	19,902	5.9	3,336	0.9
Other financial services	6,014	1.8	17,752	4.9
Real estate	1,908	0.6	1,837	0.5
Service companies	5,262	1.6	3,165	0.9
Total	339,138	100.0	359,451	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Municipal Bonds by Region

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Hokkaido	27,315	27,211
Tohoku	161,982	159,476
Kanto	208,589	182,473
Chubu	201,711	180,091
Kinki	146,940	143,700
Chugoku	105,091	115,058
Shikoku	93,085	80,964
Kyushu	136,752	130,364
Other (Joint municipal bonds)	-	6,972
Total	1,081,467	1,026,314

(12) Loans

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Policy loans	79,886	80,871
Policyholder loans	78,184	79,335
Premium loans	1,702	1,536
Commercial loans	1,042,249	959,602
Loans to non-residents	16,199	11,394
Loans to corporations	754,361	730,302
Loans to domestic corporations	749,247	722,433
Loans to Japanese government, government-related organizations and international organizations	18,293	13,333
Loans to Japanese local governments and public entities	8,547	2,406
Mortgage loans	24,297	18,183
Consumer loans	172,208	148,809
Others	64,541	46,567
Total	1,122,136	1,040,474

(13) Loans by Contractual Maturity Dates (Millions of Yen)

		Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years	Total
As of March 31, 2004								
	Floating-rate loans	15,236	42,918	28,834	13,717	22,345	35,840	158,892
	Fixed-rate loans	160,901	275,946	178,560	104,084	147,438	16,424	883,356
	Total	176,137	318,864	207,394	117,802	169,784	52,265	1,042,249
As of March 31, 2005								
	Floating-rate loans	16,960	61,737	18,574	17,313	9,633	29,127	153,347
	Fixed-rate loans	180,921	230,770	140,676	150,785	95,171	7,928	806,254
	Total	197,882	292,507	159,251	168,099	104,804	37,056	959,602

(14) Loans to Domestic Companies by Company Size (Millions of Yen, %)

Category			As of March 31, 2004		As of March 31, 2005	
				Percentage		Percentage
	Large corporations	Number of debtors	153	48.4	140	50.7
		Amount of loans	676,351	90.3	634,957	87.9
	Medium-sized corporations	Number of debtors	3	0.9	-	-
		Amount of loans	7,981	1.1	-	-
	Small corporations	Number of debtors	160	50.6	136	49.3
		Amount of loans	64,914	8.7	87,475	12.1
Total		Number of debtors	316	100.0	276	100.0
		Amount of loans	749,247	100.0	722,433	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(15) Loans by Industry

(Millions of Yen, %)

Category			As of March 31, 2004		As of March 31, 2005	
			Amount	Percentage	Amount	Percentage
Domestic Loans						
	Manufacturing Industries		108,468	10.4	95,214	9.9
		Food products	8,260	0.8	5,941	0.6
		Textiles and clothing	5,539	0.5	5,258	0.5
		Timber and wood products	428	0.0	224	0.0
		Pulp and paper	550	0.1	550	0.1
		Printing	-	-	-	-
		Chemicals	12,902	1.2	12,377	1.3
		Oil and coal	3,077	0.3	1,610	0.2
		Ceramic and stone products	700	0.1	700	0.1
		Steel	26,483	2.5	20,399	2.1
		Non-steel metals	3,000	0.3	3,000	0.3
		Metal products	764	0.1	408	0.0
		Machinery	7,451	0.7	7,016	0.7
		Electric appliances	26,825	2.6	23,775	2.5
		Transportation vehicles	-	-	-	-
		Precision machinery	2,815	0.3	4,608	0.5
		Others	9,672	0.9	9,345	1.0
	Agriculture		-	-	-	-
	Forestry		-	-	-	-
	Fisheries		-	-	-	-
	Mining		-	-	-	-
	Construction		4,250	0.4	4,560	0.5
	Utilities		84,742	8.1	79,516	8.3
	Information and telecommunications		6,899	0.7	6,020	0.6
	Transportation		46,548	4.5	43,463	4.5
	Wholesalers		84,181	8.1	74,378	7.8
	Retailers		10,864	1.0	10,973	1.1
	Financial services/ insurance		307,436	29.5	302,251	31.5
	Real estate		58,052	5.6	62,468	6.5
	Service companies		63,822	6.1	63,574	6.6
	Local governments		643	0.1	774	0.1
	Mortgage and consumer and others		249,462	23.9	205,009	21.4
	Other		678	0.1	-	-
	Total		1,026,049	98.4	948,207	98.8
Foreign Loans						
	Governments, etc.		11,085	1.1	3,525	0.4
	Financial institutions		2,633	0.3	5,427	0.6
	Commerce and industry companies		2,480	0.2	2,442	0.3
	Other		-	-	-	-
	Total		16,199	1.6	11,394	1.2
Total			1,042,249	100.0	959,602	100.0

(16) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	300,590	37.1	171,083	24.3
Foreign stocks	2,649	0.3	3,278	0.5
Non yen-denominated cash, cash equivalents and other assets	128,040	15.8	137,985	19.6
Total	431,280	53.3	312,347	44.4

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	100,924	12.5	115,015	16.4
Total	100,924	12.5	115,015	16.4

(c) Denominated in yen

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	16,199	2.0	11,394	1.6
Foreign stocks	60,000	7.4	60,000	8.5
Foreign bonds	136,386	16.9	136,747	19.5
Other foreign securities	20,514	2.5	39,462	5.6
Other	44,054	5.4	27,853	4.0
Total	277,154	34.2	275,457	39.2

(d) Total

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Total foreign investments	809,359	100.0	702,820	100.0

2) Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
U.S. dollar	188,434	43.7	176,980	56.7
Euro	208,389	48.3	123,272	39.5
British pound	22,360	5.2	6,721	2.2
Canadian dollar	9,759	2.3	5,372	1.7
Swiss franc	783	0.2	-	-
Australian dollar	679	0.2	-	-
Swedish krone	560	0.1	-	-
Hong Kong dollar	208	0.0	-	-
Singapore dollar	104	0.0	-	-
Norwegian krone	0	0.0	-	-
Denmark krone	0	0.0	-	-
Total	431,280	100.0	312,347	100.0

3) Investments by region

(Millions of Yen, %)

Category	As of March 31, 2004							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	154,566	25.1	121,658	27.8	32,908	18.5	5,000	30.9
Europe	217,522	35.4	212,737	48.7	4,785	2.7	3,500	21.6
Oceania	5,581	0.9	5,581	1.3	-	-	-	-
Asia	-	-	-	-	-	-	200	1.2
Latin America	219,971	35.8	79,879	18.3	140,092	78.8	3,114	19.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	17,121	2.8	17,121	3.9	-	-	4,385	27.1
Total	614,763	100.0	436,977	100.0	177,786	100.0	16,199	100.0

(Millions of Yen, %)

Category	As of March 31, 2005							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	94,188	17.3	71,380	23.2	22,807	9.7	-	-
Europe	154,047	28.3	144,532	47.0	9,515	4.0	5,000	43.9
Oceania	5,588	1.0	5,588	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	1.8
Latin America	282,172	51.9	78,464	25.5	203,708	86.3	2,869	25.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	7,865	1.4	7,865	2.6	-	-	3,325	29.2
Total	543,861	100.0	307,830	100.0	236,031	100.0	11,394	100.0

(17) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	87,936	3,414	92,598	(3,840)
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	65,438	(6,013)	92,598	1,520
Monetary trusts	22,498	9,428	-	(5,360)

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic securities	1,493,950	1,542,576	48,625	55,826	7,201
Foreign securities	69,431	71,421	1,989	2,148	158
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 195 million yen as of March 31, 2004.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,350,784	2,568,344	217,560	224,380	6,820
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	281,223	292,179	10,956	12,347	1,391
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,754,777	4,019,432	264,654	275,643	10,988
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	353,883	367,041	13,157	14,551	1,394
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 204 million yen as of March 31, 2005.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	113,728
Unlisted domestic stocks (excluding over-the-counter stocks)	16,860
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	36,868
Total	117,419

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	19,023	19,023	-	-	-
Available-for-sale securities	2,142,852	2,348,291	205,438	217,421	11,982
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	189,468	320,115	130,646	131,525	879
Foreign securities	473,549	479,893	6,344	13,832	7,488
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,725,258	3,981,312	256,053	275,396	19,343
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	208,491	339,138	130,646	131,525	879
Foreign securities	542,981	551,314	8,333	15,980	7,646
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,464,512	2,685,402	220,890	228,298	7,407
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	228,040	355,760	127,719	129,870	2,151
Foreign securities	364,517	378,603	14,085	15,976	1,890
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,872,197	4,140,182	267,985	279,560	11,575
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	231,731	359,451	127,719	129,870	2,151
Foreign securities	437,177	453,464	16,287	18,180	1,893
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

3) Fair value information on monetary trusts

(Millions of Yen)

Category	As of March 31, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	235,607	248,920	248,920	-	-	-

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	209,734	214,777	214,777	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	23,122	9,428	-	(5,360)
Investment type focused on stocks	23,122	9,428	-	(5,360)

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

Category	As of March 31, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	217,844	225,797	225,797	7,952	9,708	1,755
Investment type focused on bonds	10,823	10,969	10,969	145	200	54
Investment type focused on stocks	42,436	49,354	49,354	6,917	7,368	450
Investment type focused on foreign securities	26,297	27,129	27,129	831	2,079	1,247
Balance-type	2,986	3,043	3,043	57	60	2
Investment type focused on collateral short-term money trust	100,000	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	35,300	-	-	-
Total	217,844	225,797	225,797	7,952	9,708	1,755

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	209,734	214,777	214,777	5,042	7,532	2,489
Investment type focused on bonds	11,026	11,247	11,247	220	230	9
Investment type focused on stocks	67,008	71,829	71,829	4,821	7,302	2,480
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	80,000	80,000	80,000	-	-	-
Jointly operated and designated monetary trusts	51,700	51,700	51,700	-	-	-
Total	209,734	214,777	214,777	5,042	7,532	2,489

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net unrealized gains(losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/ losses on derivative transactions are recorded in the income statements.

(c) Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	22,498	9,428	-	(5,360)
Stocks	22,498	9,428	-	(5,360)

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	73,864	81,613	7,748	9,458	1,710
Domestic bonds	10,731	10,877	145	200	54
Domestic stocks	36,797	43,520	6,722	7,128	406
Other securities	447	498	50	50	-
Foreign bonds	130	128	(2)	-	2
Foreign securities	25,758	26,589	831	2,079	1,247
Total	73,864	81,613	7,748	9,458	1,710

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	76,610	81,653	5,042	7,532	2,489
Domestic bonds	10,829	11,050	220	230	9
Domestic stocks	65,781	70,602	4,821	7,302	2,480
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	76,610	81,653	5,042	7,532	2,489

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate (Millions of Yen)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	88,029	76,036	(11,993)	23,283	35,276
Leasehold	913	664	(249)	343	592
Total	88,943	76,700	(12,242)	23,627	35,869

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,737	72,458	(10,278)	22,505	32,784
Leasehold	913	589	(323)	291	614
Total	83,650	73,048	(10,601)	22,797	33,399

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of March 31, 2004 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,052	10,866	-	-	-	11,918
Hedge accounting not applied	(371)	1,803	(1,056)	332	-	707
Total	680	12,669	(1,056)	332	-	12,626

As of March 31, 2005

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(1,420)	(3,669)	-	-	-	(5,090)
Hedge accounting not applied	(155)	(2,676)	148	(467)	-	(3,150)
Total	(1,575)	(6,345)	148	(467)	-	(8,240)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of March 31, 2004: a gain of 10,866 million yen ; as of March 31, 2005: a loss of 3,669 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b) Interest-related transactions (Millions of Yen)

Type	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	167,582	144,982	680	680	144,982	142,382	(1,575)	(1,575)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				680				(1,575)

***Interest rate swaps by contractual maturity dates** (Millions of Yen, %)

Category	As of March 31, 2004				As of March 31, 2005			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:								
Notional amount	167,582	22,600	5,200	139,782	144,982	2,600	4,000	138,382
Average fixed rate (receipt) (%)	0.21	1.21	0.06	0.06	0.07	0.07	0.07	0.06
Average fixed rate (payment) (%)	1.12	2.28	1.97	0.90	0.94	1.97	1.97	0.89

3) Currency-related transactions

(Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	283,430	-	270,761	12,669	234,265	-	240,611	(6,346)
U.S. dollar	106,425	-	103,445	2,980	140,444	-	144,339	(3,895)
Euro	157,126	-	148,605	8,521	88,000	-	90,307	(2,307)
British pound	19,877	-	18,711	1,166	3,755	-	3,808	(53)
Canadian dollar	-	-	-	-	2,064	-	2,155	(90)
Bought:	229	-	229	0	140	-	140	0
U.S. dollar	218	-	219	0	140	-	140	0
Euro	10	-	10	0	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				12,669				(6,345)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

4) Stock-related transactions

(Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	22,991	-	24,179	(1,188)	-	-	-	-
Bought	14,989	-	15,121	131	29,977	-	30,126	148
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(1,056)				148

5) Bond-related transactions (Millions of Yen)

	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Bond futures contracts:								
Sold	42,285	-	41,952	332	34,385	-	34,852	(467)
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				332				(467)

6) Others

The Company held no other derivative instruments as of March 31, 2004 and March 31, 2005.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Individual variable insurance	25,542	24,361
Individual variable annuities	14,714	15,056
Group annuities	126,254	112,121
Total	166,511	151,538

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Number	Amount	Number	Amount
Variable insurance (term life)	409	1,475	373	1,339
Variable insurance (whole life)	9,794	78,544	9,403	74,483
Total	10,203	80,020	9,776	75,822

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,017	4.0	1,056	4.3
Securities	23,665	92.7	22,617	92.8
Domestic bonds	7,331	28.7	6,362	26.1
Domestic stocks	10,559	41.3	10,567	43.4
Foreign securities	5,774	22.6	5,687	23.3
Foreign bonds	2,625	10.3	2,765	11.4
Foreign stocks and other securities	3,149	12.3	2,922	12.0
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	859	3.4	687	2.8
Reserve for possible loan losses	-	-	-	-
Total assets	25,542	100.0	24,361	100.0

c. Net investment income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	459	419
Gains on sale of securities	744	816
Gains on redemption of securities	-	-
Valuation gains on securities	4,410	61
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	0	5
Losses on sale of securities	1,905	520
Amortization of securities	-	-
Devaluation losses on securities	-	-
Foreign exchange losses, net	3	1
Losses from derivatives, net	-	-
Other investment expenses	1	0
Net investment income	3,706	779

Note:Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	23,665	4,410	22,617	61
Domestic bonds	7,331	(161)	6,362	136
Domestic stocks	10,559	4,272	10,567	(437)
Foreign bonds	2,625	(307)	2,765	118
Foreign stocks and other securities	3,149	607	2,922	243
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2004 and 2005.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2004 and 2005.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2004 and 2005.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2004 and 2005.

(e) Others

The Company held no other derivative instruments as of March 31, 2004 and 2005.

(3) Status of Individual Variable Annuities (Separate Accounts)

a. Total number of policies and total policy amount in force (Number, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	227	1,068	207	939
Variable annuities (guaranteed investment type)	178	546	177	543
Total	405	1,615	384	1,482

b. Asset composition (Millions of Yen, %)

Category	As of March 31, 2004					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	612	12.3	386	8.6	486	9.2
Securities	4,343	87.4	4,066	90.9	4,760	90.3
Domestic bonds	3,194	64.3	881	19.7	2,514	47.7
Domestic stocks	632	12.7	2,198	49.1	1,515	28.8
Foreign securities	516	10.4	986	22.0	730	13.9
Foreign bonds	259	5.2	396	8.9	499	9.5
Foreign stocks and other securities	256	5.2	590	13.2	231	4.4
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	15	0.3	20	0.5	22	0.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,971	100.0	4,473	100.0	5,270	100.0

Category	As of March 31, 2005					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	527	10.4	352	7.7	369	6.9
Securities	4,532	89.2	4,224	91.8	4,977	92.6
Domestic bonds	3,215	63.3	877	19.1	2,609	48.6
Domestic stocks	812	16.0	2,292	49.8	1,577	29.4
Foreign securities	505	9.9	1,055	22.9	790	14.7
Foreign bonds	276	5.4	412	9.0	538	10.0
Foreign stocks and other securities	228	4.5	642	14.0	251	4.7
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	20	0.4	24	0.5	26	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,079	100.0	4,602	100.0	5,373	100.0

c. Net investment income

(Millions of Yen)

Category	Year Ended March 31, 2004			Year Ended March 31, 2005		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	97	72	97	90	76	96
Gains on sale of securities	73	118	110	62	150	109
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	184	827	478	46	-	12
Foreign exchange gains, net	-	-	-	-	-	0
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	188	274	223	75	85	84
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	-	-	-	-	6	-
Foreign exchange losses, net	0	0	0	0	0	-
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income	166	743	461	124	135	134

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return)

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,343	184	4,532	46
Domestic bonds	3,194	(61)	3,215	42
Domestic stocks	632	234	812	(30)
Foreign bonds	259	(33)	276	10
Foreign stocks, etc.	256	44	228	24
Monetary trusts	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return)

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,066	827	4,224	(6)
Domestic bonds	881	(19)	877	13
Domestic stocks	2,198	776	2,292	(98)
Foreign bonds	396	(33)	412	23
Foreign stocks, etc.	590	103	642	54
Monetary trusts	-	-	-	-

Individual variable annuities (Guaranteed investment type)

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,760	478	4,977	12
Domestic bonds	2,514	(55)	2,609	31
Domestic stocks	1,515	546	1,577	(68)
Foreign bonds	499	(52)	538	29
Foreign stocks, etc.	231	39	251	20
Monetary trusts	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions
The Company held no interest-related derivative instruments as of March 31, 2004 and 2005.

(b) Currency-related transactions
The Company held no currency-related derivative instruments as of March 31, 2004 and 2005.

(c) Stock-related transactions
The Company held no stock-related derivative instruments as of March 31, 2004 and 2005.

(d) Bond-related transactions
The Company held no bond-related derivative instruments as of March 31, 2004 and 2005.

(e) Others
The Company held no other derivative instruments as of March 31, 2004 and 2005.

4. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005
Core profit (A)	107,354	102,731
Capital gains	39,458	18,274
Gains from monetary trusts, net	7,040	3,199
Gains on investments in trading securities, net	-	4,885
Gains on sale of securities	32,418	10,189
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	39,313	23,724
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	2,059	-
Losses on sale of securities	10,068	8,348
Devaluation losses on securities	331	1,863
Losses from derivatives, net	21,565	8,509
Foreign exchange losses, net	5,289	5,002
Others	-	-
Capital gains/losses (B)	144	(5,449)
(A+B)	107,499	97,281
Other one-time gains	(1,115)	(1,436)
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	(1,115)	(1,436)
Others	-	-
Other one-time losses	1,590	10
Reinsurance premiums	-	-
Provision for contingency reserve	-	-
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	1,590	10
Others	-	-
Other one-time gains/losses (C)	(2,706)	(1,447)
Ordinary profit (A+B+C)	104,792	95,834

(Reference) Negative Spread

(Millions of Yen, %)

Category	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005
Negative Spread	(12,973)	(19,479)
Investment yield on core profit	2.40%	2.23%
Average assumed investment yield	2.66%	2.61%
Policy reserves in general accounts	5,064,445	5,034,291

Notes:

1. *Negative spread is calculated by the following method:*
   (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve.*

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of Yen, %)

Category	As of March 31, 2004	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	1,268	114
Claims with collection risk	3,469	2,236
Claims for special attention	849	384
Sub-total	5,587	2,735
[% of Total]	(0.50)	(0.26)
Claims against normal obligors	1,122,492	1,043,095
Total	1,128,080	1,045,831

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of Yen, %)

Category	As of March 31, 2004	As of March 31, 2005
Loans to bankrupt companies	184	83
Past due loans	4,553	2,267
Loans over due for three months or more	-	-
Restructured loans	849	384
Total: a	5,586	2,734
[% of total loans]	(0.50)	(0.26)
Specific reserve for possible loan losses: b	2,665	1,515
General reserve for possible loan losses: c	1,055	317
Amount covered by collateral and guarantees: d	2,722	943
Sub-total =a-b-c-d	(857)	(42)
Coverage ratio A = (b+c) / a	66.6	67.0
Coverage ratio B = (b+c+d) / a	115.3	101.5

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2004 and March 31, 2005 amounted to 154 million yen and 125 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 2,876 million yen and 453 million yen as of March 31, 2004 and March 31, 2005, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserves for possible loan losses (Non-Consolidated)

Category		Year Ended March 31, 2004	Year Ended March 31, 2005	Increase (Decrease)
(1) Reserve for possible loan losses				
	a. General reserve	1,055	317	(737)
	b. Specific reserve	2,665	1,515	(1,149)
	c. Specific reserves for loans to refinancing countries	-	-	-
(2) Net provision for specific reserve				
	a. Provision	2,665	1,515	(1,149)
	b. Reversal	3,079	2,548	(530)
	c. Net provision	(414)	(1,033)	(619)
(3) Specific reserves for loans to refinancing countries				
	a. Number of countries	-	-	-
	b. Amount of loans	-	-	-
	c. Net provision	-	-	-
(4) Write-off of loans		1,590	10	(1,580)

(Reference) Self-Assessment of Loans (Non-Consolidated)

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.
According to their risks in collection or deterioration of the value as an asset, assets are categorized into normal and four classes from Class II - IV.
Daido Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.
In the results of self-evaluation as of March 31, 2005, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Class	As of March 31, 2004		As of March 31, 2005	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Normal	1,089,294	1,091,820	1,032,116	1,033,464
Class II	36,131	36,131	12,103	12,103
Class III	2,654	128	1,611	262
Class IV	304	-	21	-
Total balance	1,128,384	1,128,080	1,045,853	1,045,831

Note: *The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.*

7. Solvency Margin Ratio

(Non-Consolidated)

(Millions of Yen, %)

Items	As of March 31, 2004	As of March 31, 2005
Total solvency margin (A)	600,502	653,148
Equity (less certain items)	155,666	166,531
Reserve for price fluctuations	30,820	32,584
Contingency reserve	76,457	77,893
Reserve for possible loan losses	1,055	317
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	184,894	198,801
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(12,242)	(10,601)
Excess of amount of policy surrender payment	112,095	117,440
Unallotted portion of reserve for policyholder dividends	7,545	7,474
Future profits	15,260	15,155
Deferred tax assets	43,947	47,550
Subordinated debt	-	-
Deductible items	(15,000)	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	116,047	125,949
Insurance risk R_1	34,578	34,556
Assumed investment yield risk R_2	21,673	21,184
Investment risk R_3	86,115	96,756
Business risk R_4	2,847	3,049
Solvency margin ratio (%) $\frac{(A)}{(1/2) \times (B)} \times 100$	1,034.9%	1,037.2%

Notes:

1. *The above ratio is calculated in accordance with Articles 86 and 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *Equity represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate, and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.*
4. *Deductible items as of March 31, 2004 in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

May 19, 2005
Daido Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results (Millions of Yen, %)

	Fiscal Year Ended March 31, 2004		Six Months Ended September 30, 2004		Fiscal Year Ended March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount	4,309,774	(7.8)	2,234,285	5.9	4,354,238	1.0
Policy Amount in Force	39,294,826	(0.1)	39,454,137	1.0	39,694,223	1.0
Surrender & Lapse Amount	3,317,779	0.8	1,593,580	(12.6)	3,026,570	(8.8)
Surrender & Lapse Rate	8.44% (0.01points)		4.06% (0.58points)		7.70%(0.74points)	
Income from Insurance Premiums	928,260	(6.2)	434,401	(9.6)	884,804	(4.7)
Individual Insurance and Annuities	641,092	(6.4)	327,260	3.1	664,215	3.6
Group Insurance and Annuities	283,474	(5.7)	105,230	(34.8)	216,877	(23.5)
Annualized Premiums of New Policies	70,032	-	39,816	19.3	82,003	17.1
3rd Sector Products	4,044	-	1,887	(9.1)	3,789	(6.3)
Annualized Premiums of Total Policies	652,452	-	659,731	1.7	670,827	2.8
3rd Sector Products	63,141	-	62,335	(2.3)	61,696	(2.3)

Notes:
1. *New policy amount and policy amount in force include individual insurance and annuities.*
2. *Surrender and lapse amount does not include reinstatement.*
3. *% change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2004 is presented in comparison with the six months ended September 30, 2003. (hereinafter, same if not mentioned otherwise)*
4. *Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.*

(2) Assets (Millions of Yen, %)

	As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	6,017,918	0.2	5,938,831	(1.9)	5,983,742	(0.6)
Adjusted Net Asset	632,528	22.7	597,261	10.3	669,601	5.9
Adjusted Net Asset / General Account Assets	10.8%	2.0points	10.3%	1.1points	11.5%	0.7points
Solvency Margin Ratio	1,034.9%	174.7points	989.3%	(80.4points)	1,037.2%	2.3points

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2004		Fiscal Year Ended March 31, 2005		Fiscal Year Ending March 31, 2006 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core Profit	107,354	21.0	102,731	(4.3)	86,000
	Amount	Change	Amount	Change	Amount
Amount of Negative Spread	12,973	(7,506)	19,479	6,506	37,000

(%)

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ending March 31, 2006 (Forecast)
Investment Yield for Core Profit	2.40	2.23	approx. 1.8
Investment Yield – General Account	2.11	1.89	approx. 1.6
Average Assumed Investment Yield (yearly average)	2.66	2.61	approx. 2.6

(References)

(%)

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ending March 31, 2006 (Forecast)
Average Assumed Investment Yield (at year-end)	2.66	2.63	2.6
Investment Yield – General Account (at fair value)	3.38	1.96	

(4) Policy and Other Reserves

(Millions of Yen)

	As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
	Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note: 1)	5,256,168	(63,208)	5,216,261	(94,268)	5,230,818	(25,349)
General Account	5,106,468	(50,644)	5,076,274	(85,063)	5,093,637	(12,831)
Special Account	149,699	(12,563)	139,987	(9,205)	137,181	(12,517)
Reserve for Price Fluctuations	30,820	1,578	31,629	1,624	32,584	1,763
Contingency Reserve	76,457	1,115	77,306	1,638	77,893	1,436
Contingency Reserve 1	43,875	458	44,269	803	44,480	605
Contingency Reserve 2	32,582	657	33,036	835	33,413	831
Contingency Reserve Fund	-	-	-	-	-	-
Price Fluctuation Reserve Fund	-	-	-	-	-	-
Appropriated Retained Earnings for General Purposes (Note: 2)	54,000	16,000	54,000	16,000	73,000	19,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2004 and 2005 above are total amount after the appropriation of profit.

(5) Unrealized Gains / Losses

(Millions of Yen)

	As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
	Amount	Change	Amount	Change	Amount	Change
Securities	255,495	77,562	205,884	27,716	264,654	9,159
Domestic Stocks	130,646	127,007	93,600	8,705	127,719	(2,926)
Domestic Bonds	84,905	(91,886)	80,475	(7,747)	85,067	162
Foreign Securities	8,114	3,122	11,196	17,588	13,157	5,042
Real Estate (domestic land and lease)	(12,242)	583	(12,830)	1,282	(10,601)	1,640

Notes:
1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.
2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price of the fair value. As for less important property, posted price is used.

(6) Investment for the Fiscal Year Ended March 31, 2005

(Millions of Yen)

	Net Increase (decrease)	Fiscal Year Ending March 31, 2006
Domestic Stocks	72,636	-Increase net exposure to domestic stocks
Domestic Bonds	79,849	-Decrease net exposure to currency-hedged investment
Foreign Stocks, etc.	22,624	trusts invested in foreign bonds
Foreign Bonds	(143,769)	-Continue to increase net exposure to alternative
Other Securities	131,849	investments
Real Estate	(567)	-Basically maintain current asset composition for others. -Possible change according to the prospect of the market.

Notes:
1. Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts.
2. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2005

NIKKEI Average		approx. 7,300 Yen
TOPIX		approx. 740 Points
Yen-Denominated Bonds	Parallel-shift case	approx. 2.1%
	Steepening case	approx. 2.6%
Foreign Securities		approx. 101.5 Yen

Notes:
1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2005: 1.33%).
2. These figures are calculated based on asset holdings as of March 31, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.
3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.
4. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2005: 107.39yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance Forecast

(Billions of Yen)

	Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	860.0
Core Profit	86.0
Policy Amount in Force	39,970.0

Notes:
1. Policy amount in force includes individual insurance and annuities.
2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2005

i) Contributions from Domestic Banks (Millions of Yen)

	Amount
Funds	None
Subordinated Debt	None

ii) Contributions to Domestic Banks (Millions of Yen)

	Amount
Bank Stocks Held	97,917
Preferred Stocks issued by Foreign Subsidiaries	60,000
Preferred Securities issued by Foreign Subsidiaries	14,588
Subordinated Loans and Debentures	206,610

(10) Number of Employees and Agents

	As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
	Number	% Change	Number	% Change	Number	% Change
In-house Sales Representatives	5,251	1.1	5,022	(5.2)	4,888	(6.9)
Sales Agents	13,079	0.8	13,410	2.5	13,415	2.6
Administrative Personnel	3,136	0.4	3,183	(0.1)	3,132	(0.1)

(11) OTC Sales through Banks

Daido life Insurance is not applicable since Daido Life Insurance does not offer its products OTC through banks.

(12) Other Questions

Future plans for capital raising

- We believe that Daido Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans

- Daido Life will further enhance operational efficiency through the use of information technology and rationalization of operations.
- In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2005)

May 19, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: May 19, 2005
Date of Ordinary General Meeting of Shareholders: June 27, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2004 ended March 31, 2005	¥150,202 million	(19.9)	¥(12,894) million	383.4	¥(6,746) million	113.9	¥5,058 million	-
FY2003 ended March 31, 2004	¥187,469 million	38.3	¥(2,667) million	(40.3)	¥(3,153) million	(3.0)	¥(3,768) million	(41.4)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2004 ended March 31, 2005	¥8,431.55	-	22.1%	(1.8)%	(8.6)%
FY2003 ended March 31, 2004	¥(6,281.20)	-	(16.7)%	(0.4)%	(1.4)%

Notes:
1. *Average number of outstanding shares during the term: for the fiscal year ended March 31, 2005: 600,000 ; for the fiscal year ended March 31, 2004: 600,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal year.*
3. *Changes in method of accounting: Applicable*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Annual Dividends per Share	Payout Ratio	Dividends on Equity
FY2004 ended March 31, 2005	¥-	¥-	¥-	¥-	-%	-%
FY2003 ended March 31, 2004	¥-	¥-	¥-	¥-	-%	-%

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2005	¥727,258 million	¥25,077 million	3.4%	¥41,796.57
As of March 31, 2004	¥682,282 million	¥20,772 million	3.0%	¥34,620.03

Notes:
1. *Number of outstanding shares at the end of the term: as of March 31, 2005: 600,000; as of March 31, 2004: 600,000.*
2. *Number of treasury stock at the end of the term: None*

(4) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY2004 ended March 31, 2005	¥35,972 million	¥(36,629) million	¥-	¥42,396 million
FY2003 ended March 31, 2004	¥52,752 million	¥(57,631) million	¥-	¥43,053 million

2. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2006"* section in this material *"Financial Summary for the Fiscal Year Ended March 31, 2005"*.

Unaudited Non-Consolidated Financial Statements

T&D Financial Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets
Unaudited Non-Consolidated Statements of Operations

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Assets:						
Cash and deposits:						
Cash	¥ 20		¥ 11		¥ (9)	$ 105
Deposits	43,033		42,385		(647)	394,687
Total cash and deposits	43,053	6.3	42,396	5.8	(656)	394,793
Monetary claims purchased	173	0.0	–	–	(173)	–
Monetary trusts	5,152	0.8	7,036	1.0	1,884	65,526
Securities:						
Government bonds	260,443		245,206		(15,236)	2,283,328
Corporate bonds	23,359		23,453		93	218,395
Domestic stocks	4,827		1,891		(2,936)	17,608
Foreign securities	58,628		53,396		(5,232)	497,218
Other securities	234,537		300,455		65,917	2,797,795
Total securities	581,796	85.3	624,402	85.9	42,606	5,814,345
Loans:						
Policy loans	19,181		9,486		(9,694)	88,341
Commercial loans	7,106		5,266		(1,840)	49,041
Total loans	26,288	3.8	14,753	2.0	(11,535)	137,382
Property and equipment:						
Land	1,235		–		(1,235)	–
Buildings	886		162		(723)	1,510
Equipment	50		33		(17)	310
Total property and equipment	2,172	0.3	195	0.0	(1,976)	1,821
Due from agencies	0	0.0	0	0.0	0	0
Due from reinsurers	3,892	0.6	4,764	0.6	872	44,366
Other assets:						
Accounts receivable	3,452		15,867		12,414	147,752
Prepaid expenses	101		157		56	1,464
Accrued income	1,327		965		(362)	8,991
Deposit for rent	1,048		861		(187)	8,018
Suspense payments	30		74		44	697
Goodwill	13,000		6,500		(6,500)	60,527
Other assets	2,035		2,356		321	21,945
Total other assets	20,995	3.1	26,782	3.7	5,787	249,397
Deferred tax assets	–		7,071	1.0	7,071	65,850
Reserve for possible loan losses	(1,243)	(0.2)	(145)	(0.0)	1,097	(1,354)
Total assets	¥ 682,282	100.0	¥ 727,258	100.0	¥ 44,976	$ 6,772,129

As of March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 14,144		¥ 6,728		¥ (7,416)	$ 62,654
Policy reserve	625,606		674,047		48,441	6,276,634
Reserve for policyholder dividends	4,927		3,903		(1,024)	36,344
Total policy reserves	644,678	94.5	684,679	94.2	40,001	6,375,633
Due to agencies	452	0.1	993	0.1	541	9,251
Due to reinsurers	269	0.0	64	0.0	(204)	599
Other liabilities:						
Income tax payable	72		65		(7)	611
Accounts payable	2,007		3,436		1,428	31,997
Accrued expenses	1,259		978		(281)	9,111
Unearned income	5		0		(4)	0
Deposits received	254		233		(21)	2,172
Guarantee deposits	0		–		(0)	–
Suspense receipt	593		683		89	6,360
Total other liabilities	4,193	0.6	5,397	0.8	1,203	50,257
Reserve for employees' retirement benefits	11,250	1.7	10,639	1.5	(611)	99,072
Reserve for directors' and corporate auditors' retirement benefits	105	0.0	123	0.0	18	1,148
Reserve for price fluctuations	194	0.0	284	0.0	90	2,644
Deferred tax liabilities	367	0.1	–	–	(367)	–
Total liabilities	661,510	97.0	702,181	96.6	40,670	6,538,607
Stockholder's equity:						
Common stock						
Authorized – 800,000 shares						
Issued – 600,000 shares	20,000	2.9	20,000	2.7	–	186,237
Capital surplus	10,000	1.5	10,000	1.4	–	93,118
Deficit:						
Unappropriated deficit	(9,877)	(1.5)	(4,818)	(0.7)	5,058	(44,868)
Net unrealized gains (losses) on securities	649	0.1	(103)	(0.0)	(753)	(964)
Total stockholder's equity	20,772	3.0	25,077	3.4	4,305	233,522
Total liabilities and stockholder's equity	¥ 682,282	100.0	¥ 727,258	100.0	¥ 44,976	$ 6,772,129

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary revenues:						
Income from insurance premiums:						
Insurance premiums	¥152,976		¥ 123,421		¥ (29,554)	$ 1,149,279
Ceded reinsurance commissions	3,168		2,582		(586)	24,048
Total income from insurance premiums	156,144		126,003		(30,141)	1,173,327
Investment income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	2		0		(2)	3
Interest income and dividends from securities	5,239		4,907		(332)	45,698
Interest income from loans	833		429		(404)	3,998
Interest from real estate for rent	1		0		(0)	8
Other income from interest and dividends	0		0		(0)	0
Total interest, dividends and income from real estate for rent	6,077		5,338		(739)	49,709
Gains from monetary trusts, net	–		36		36	343
Gains on sale of securities	984		486		(498)	4,530
Gains on redemption of securities	25		11		(13)	110
Other investment income	325		369		43	3,440
Gains on separate accounts, net	22,605		6,922		(15,683)	64,456
Total investment income	30,019		13,165		(16,854)	122,592
Other ordinary income:						
Income related to withheld insurance claims and other payments for future annuity payments	0		2,719		2,719	25,327
Income due to withheld insurance payments	461		270		(191)	2,515
Reversal of reserve for outstanding claims	231		7,416		7,184	69,057
Reversal of reserve for employees' retirement benefits	569		611		41	5,690
Other ordinary profit	42		16		(26)	149
Total other ordinary income	1,305		11,033		9,727	102,740
Total ordinary revenues	¥ 187,469	100.0	¥ 150,202	100.0	¥ (37,267)	$ 1,398,661

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	¥ 30,277		¥ 22,897		¥ (7,379)	$ 213,220
Annuity payments	5,237		5,204		(33)	48,461
Insurance benefits	15,055		19,349		4,293	180,175
Surrender payments	29,001		30,366		1,364	282,769
Other payments	6,162		9,341		3,179	86,990
Reinsurance premiums	1,511		2,021		509	18,827
Total insurance claims and other payments	87,246		89,181		1,934	830,445
Provision for policy and other reserves:						
Provision for policy reserve	75,278		48,441		(26,837)	451,082
Interest portion of reserve for policyholder dividends	9		7		(1)	73
Total provision for policy and other reserves	75,288		48,449		(26,838)	451,155
Investment expenses:						
Interest expenses	0		0		0	0
Losses from monetary trusts, net	6		–		(6)	–
Losses on sale of securities	181		202		21	1,885
Devaluation losses on securities	17		24		7	231
Losses on redemption of securities	3		0		(3)	1
Foreign exchange losses, net	1		1		(0)	16
Provision for reserve for possible loan losses	–		54		54	504
Depreciation of real estate for rent	44		15		(29)	143
Other investment expenses	243		108		(135)	1,009
Total investment expenses	500		407		(92)	3,798
Operating expenses	18,345		16,348		(1,997)	152,231
Other ordinary expenses:						
Payments related to withheld insurance claims	679		565		(113)	5,270
Taxes	1,129		973		(156)	9,066
Depreciation	373		529		156	4,933
Provision for reserve for directors' and corporate auditors' retirement benefits	72		18		(54)	167
Amortization of goodwill	6,500		6,500		–	60,527
Other ordinary losses	1		121		120	1,133
Total other ordinary expenses	8,756		8,709		(47)	81,099
Total ordinary expenses	190,137	101.4	163,096	108.6	(27,040)	1,518,731
Ordinary losses	¥ 2,667	(1.4)	¥ 12,894	(8.6)	¥ 10,227	$ 120,070

Years ended March 31,	2004 (Millions of yen)	%	2005 (Millions of yen)	%	Increase (decrease)	2005 (Thousands of U.S. dollars)
Extraordinary gains:						
Gains on sale of property and equipment	¥ 271		¥ 3		¥ (267)	$ 35
Reversal of reserve for possible loan losses	370		–		(370)	–
Total extraordinary gains	641	0.3	3	0.0	(638)	35
Extraordinary losses:						
Losses on sale, disposal and devaluation of property and equipment	356		565		209	5,268
Provision for reserve for price fluctuations	93		90		(3)	838
Total extraordinary losses	449	0.2	655	0.4	206	6,106
Provision for reserve for policyholder dividends	1,219	0.7	1,005	0.7	(213)	9,364
Loss before income taxes	3,693	(2.0)	14,552	(9.7)	10,858	135,506
Income taxes:						
Current	74	0.0	(12,583)	(8.4)	(12,658)	(117,178)
Deferred	–	–	(7,027)	(4.7)	(7,027)	(65,436)
Net income (loss)	(3,768)	(2.0)	5,058	3.4	8,826	47,108
Unappropriated deficit at beginning of year	6,108		9,877		3,768	91,976
Unappropriated deficit at end of year	¥ 9,877		¥ 4,818		¥ 5,058	$ 44,868

Supplementary Materials for the Fiscal Year Ended March 31, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

(1) Total Policy Amount in Force ······ P3
(2) New Policy Amount ······ P3
(3) Annualized Premiums of 3rd Sector Products ······ P3
(4) Average Amount of New Policies and Amount in Force (Individual Insurance) ······ P4
(5) New Policy Rate ······ P4
(6) Surrender and Lapse Rate ······ P4
(7) Surrender and Lapse Amount ······ P4
(8) Average Premium Amount of Individual Insurance New Policies ······ P4
(9) Average Assumed Investment Yield for Individual Insurance ······ P4
(10) Mortality Rate for Individual Insurance ······ P4
(11) Reserve for Outstanding Claims ······ P5
(12) Policy Reserve ······ P5
(13) Policy Reserve Calculating Methods and Ratios ······ P6
(14) Policy Reserve for Separate Account Policies with Minimum Guarantee ······ P6
(15) Other Reserves ······ P6
(16) Insurance Premium ······ P6
(17) Insurance Claims ······ P7
(18) Annuity Payments ······ P7
(19) Insurance Benefits ······ P7
(20) Surrender Payments ······ P7
(21) Operating Expenses ······ P7

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2005

(1) Fiscal Year Ended March 31, 2005 Investment Performance ······ P8
(2) Asset Composition ······ P9
(3) Changes in the Amount of Assets by Categories ······ P9
(4) Investment Income ······ P10
(5) Investment Expenses ······ P10
(6) Investment Yield by Asset Categories ······ P11
(7) Securities ······ P12
(8) Securities by Contractual Maturity Dates ······ P12
(9) Stock Holdings by Industry ······ P13

(10) Loans ···································· P14
(11) Loans to Domestic Companies by Company Size ···································· P14
(12) Loans by Industry ···································· P15
(13) Foreign Investments ···································· P16
(14) Fair Value Information on Securities and Others ···································· P18

3. Status of Separate Account Assets
(1) Balance of Separate Account Assets ···································· P23
(2) Status of Individual Variable Insurance (Separate Accounts) ···································· P23
(3) Status of Individual Variable Annuities (Separate Accounts) ···································· P24

4. Core Profit and Reconciliation to Ordinary Profit ···································· P26

5. Disclosed Claims under the Insurance Business Law Standard ···································· P27

6. Risk Monitored Loans (Under the Insurance Business Law Guidelines) ···································· P27

(Reference) Reserve for Possible Loan Losses ···································· P27

7. Solvency Margin Ratio ···································· P28

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2005			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	366	94.7	28,077	91.1	339	92.7	25,241	89.9
Individual annuities	68	115.8	3,280	140.5	72	105.9	3,888	118.5
Group insurance	-	-	19,986	121.8	-	-	18,313	91.6
Group annuities	-	-	646	92.5	-	-	494	76.5

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen)

Category	Year Ended March 31, 2004				Year Ended March 31, 2005			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	40	3,535	3,535	-	22	2,389	2,389	-
Individual annuities	14	904	904	-	8	608	608	-
Group insurance	-	1,913	1,913		-	15	15	
Group annuities	-	12	12		-	-	-	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums of 3rd Sector Products

(100 Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
		Change (%)		Change (%)
Policy amount in force	87	-	94	107.5

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Average amount of new policies	8,762	10,693
Average amount in force	7,667	7,437

Note: There is no conversion plan from FY2001.

(5) New Policy Rate (New policy amount/ Amount in force at the beginning of fiscal year) (%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	11.5	8.5
Individual annuities	43.8	20.4
Group insurance	11.7	0.1

Note: There is no conversion plan from FY2001.

(6) Surrender and Lapse Rate (Surrender and lapse amount/ Amount in force at the beginning of fiscal year)

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	16.1	14.6
Individual annuities	10.3	5.0
Group insurance	2.9	0.4

(7) Surrender and Lapse Amount (Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance	497,523	410,167
Individual annuities	21,193	14,979
Group insurance	47,820	8,705

(8) Average Premium Amount of Individual Insurance New Policies (Monthly premium) (Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Average premium amount	6,566	9,292

Note: There is no conversion plan from FY2001.

(9) Average Assumed Investment Yield for Individual Insurance (%)

Category	As of March 31, 2004	As of March 31, 2005
Average assumed investment yield	2.43	2.40

(10) Mortality Rate for Individual Insurance (‰)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Rate based on number of policies	3.59	4.05
Rate based on policy amount	4.66	5.13

(11) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of March 31, 2004	As of March 31, 2005
Insurance claims			
	Death benefits	2,047	2,085
	Accidental death benefits	116	64
	Disability benefits	162	448
	Maturity benefits	439	360
	Others	0	0
	Subtotal	2,766	2,959
Annuity payments		30	50
Insurance benefits		551	1,785
Surrender payments		10,463	1,480
Deferred insurance benefits		15	14
Total		14,144	6,728

(12) Policy Reserve

(Millions of Yen)

Category			As of March 31, 2004	As of March 31, 2005
Policy reserve (excluding contingency reserve)				
	Individual insurance		273,715	261,601
		General accounts	270,878	258,963
		Separate accounts	2,837	2,637
	Individual annuities		285,296	360,115
		General accounts	111,564	117,936
		Separate accounts	173,732	242,179
	Group insurance		393	336
		General accounts	393	336
		Separate accounts	-	-
	Group annuities		64,620	49,432
		General accounts	63,845	49,135
		Separate accounts	775	296
	Others		1,113	963
		General accounts	1,113	963
		Separate accounts	-	-
	Subtotal		625,140	672,449
		General accounts	447,794	427,335
		Separate accounts	177,345	245,113
Contingency reserve				
	Contingency reserve 1		465	1,598
	Contingency reserve 2		-	-
	Subtotal		465	1,598
Total			625,606	674,047
	General accounts		448,260	428,934
	Separate accounts		177,345	245,113

(13) Policy Reserve Calculating Methods and Ratios

			As of March 31, 2004	As of March 31, 2005
Calculating methods	Policies subject to Standard Policy Reserve Method	Variable annuities	-	Net Level Premium Reserve Method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			98.3%	98.7%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(14) Policy Reserve for Separate Account Policies with Minimum Guarantee

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Policy reserve (General account)	-	3,425

(15) Other Reserves

(Millions of Yen)

Category		As of March 31, 2004		As of March 31, 2005	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses					
	General reserve	22	(332)	15	(7)
	Specific reserve	1,220	(46)	129	(1,090)
Reserve for employees' retirement benefits		11,250	(569)	10,639	(611)
Reserve for directors' retirement benefits		105	72	123	18
Reserve for price fluctuations		194	93	284	90

(16) Insurance Premium

(Millions of Yen)

		Year Ended March 31, 2004	Year Ended March 31, 2005
Individual insurance		36,490	33,185
	Single premiums	1,903	1,461
	Annual payment	3,695	3,320
	Semi-annual payment	606	521
	Monthly payment	30,285	27,881
Individual annuities		103,035	79,237
	Single premiums	100,874	77,311
	Annual payment	271	254
	Semi-annual payment	30	27
	Monthly payment	1,858	1,644
Group insurance		6,307	5,744
Group annuities		7,064	5,199
Total		152,976	123,421

(17) Insurance Claims

(Millions of Yen)

Category	Year Ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005
Death benefits	14,210	8,883	-	3,415	-	-	-	12,299
Accidental death benefits	186	151	-	2	-	-	-	154
Disability benefits	588	636	-	191	-	-	-	827
Maturity benefits	15,287	9,480	-	-	-	114	-	9,594
Others	4	21	-	-	-	-	-	21
Total	30,277	19,173	-	3,610	-	114	-	22,897

(18) Annuity Payments

(Millions of Yen)

Year Ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005
5,237	-	3,409	51	1,681	62	-	5,204

(19) Insurance Benefits

(Millions of Yen)

Category	Year Ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005
Death benefits	1,697	1	3,701	-	-	0	-	3,703
Hospitalization benefits	1,732	1,664	4	12	-	-	0	1,681
Operation benefits	621	631	1	-	-	-	-	633
Injury benefits	26	25	-	0	-	-	-	26
Survival benefits	4,695	3,733	-	-	-	3	-	3,737
Others	6,281	59	-	-	9,506	-	-	9,566
Total	15,055	6,117	3,707	13	9,506	3	0	19,349

(20) Surrender Payments

(Millions of Yen)

Year Ended March 31, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2005
29,001	18,383	11,011	-	934	37	-	30,366

(21) Operating Expenses

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2005
Sales activity related expenses	7,224	5,689
Sales administrative expenses	1,943	1,776
General administrative expenses	9,177	8,881
Total	18,345	16,348

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2005

(1) Fiscal Year Ended March 31, 2005 Investment Performance

As of March 31, 2005 general account assets amounted to ¥481.3 billion (¥503.7 billion), down ¥22.4 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2005, T&D Financial Life reduced the amount of investments in currency-hedged foreign bonds to 11.0% (13.3%) of the Company's general account assets, while continuing to invest mainly in yen-denominated fixed income assets.

At the end of the fiscal year ended March 31, 2005, the percentages of general account assets in principal categories were as follows: domestic bonds, 55.7% (56.2%); domestic stocks, 0.1% (0.6%); foreign securities, 10.7% (11.2%); and loans, 3.1% (5.2%).

As a result, the total of interest, dividends, and income from real estate for rent amounted to ¥5.3 billion, down ¥0.7 billion from the previous fiscal year, and net investment income marked ¥5.8 billion, down ¥1.0 billion from the previous fiscal year.

(2) Asset Composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	35,850	7.1	33,285	6.9
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	173	0.0	-	-
Securities under proprietary accounts	-	-	-	-
Monetary trusts	5,152	1.0	7,036	1.5
Securities	410,530	81.5	387,751	80.6
Domestic bonds	282,964	56.2	267,993	55.7
Domestic stocks	2,939	0.6	384	0.1
Foreign securities	56,585	11.2	51,332	10.7
Foreign bonds	32,012	6.4	30,920	6.4
Foreign stocks and other securities	24,572	4.9	20,412	4.2
Other securities	68,041	13.5	68,040	14.1
Loans	26,288	5.2	14,753	3.1
Property and equipment	2,121	0.4	162	0.0
Deferred tax asset	-	-	7,071	1.5
Other assets	24,919	4.9	31,536	6.6
Reserve for possible loan losses	(1,243)	(0.2)	(145)	(0.0)
Total assets	503,794	100.0	481,452	100.0
Foreign currency denominated assets	1,764	0.4	624	0.1

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash and deposits, call loans	(6,246)	(2,564)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	3	(173)
Securities under proprietary accounts	-	-
Monetary trusts	(110)	1,884
Securities	(385)	(22,779)
Domestic bonds	(7,474)	(14,970)
Domestic stocks	83	(2,554)
Foreign securities	11,054	(5,252)
Foreign bonds	3,016	(1,092)
Foreign stocks and other securities	8,037	(4,159)
Other securities	(4,048)	(1)
Loans	(25,548)	(11,535)
Property and equipment	(49)	(1,959)
Deferred tax asset	-	7,071
Other assets	(4,235)	6,617
Reserve for possible loan losses	378	1,097
Total assets	(36,193)	(22,341)
Foreign currency denominated assets	1,517	(1,140)

(4) Investment Income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	6,077	5,338
Interest income from deposits	2	0
Interest income and dividends from securities	5,239	4,907
Interest income from loans	833	429
Income from real estate for rent	1	0
Other income from interest and dividends	0	0
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	36
Gains on investments in trading securities, net	-	-
Gains on sale of securities	984	486
Gains on sale of domestic bonds	211	252
Gains on sale of domestic stocks	1	135
Gains on sale of foreign securities	95	5
Other	676	93
Gains on redemption of securities	25	11
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	325	369
Total	7,413	6,243

(5) Investment Expenses

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interest expense	0	0
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	6	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	181	202
Losses on sale of domestic bonds	0	0
Losses on sale of domestic stocks	-	-
Losses on sale of foreign securities	122	134
Other	58	68
Devaluation losses on securities	17	24
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	17	-
Devaluation losses on foreign securities	-	24
Other	-	-
Amortization of securities	3	0
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	1
Provision for reserve for possible loan losses	-	54
Write-off of loans	-	-
Depreciation of real estate for rent	44	15
Other investment expenses	243	108
Total	500	407

(6) Investment Yield by Asset Categories

(%)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Cash and deposits, call loans	0.01	0.00
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	0.00	140.80
Securities under proprietary accounts	-	-
Monetary trusts	(0.12)	1.91
Domestic bonds	0.86	1.05
Domestic stocks	3.70	11.20
Foreign securities	1.65	0.82
Loans	1.69	2.38
Property and equipment	(3.97)	(2.86)
Total	1.34	1.18
Foreign investments	2.46	1.68

(7) Securities

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Government bonds	259,605	63.2	244,540	63.1
Municipal bonds	-	-	-	-
Corporate bonds	23,359	5.7	23,453	6.0
Public corporation bonds	932	0.2	-	-
Domestic stocks	2,939	0.7	384	0.1
Foreign securities	56,585	13.8	51,332	13.2
Foreign bonds	32,012	7.8	30,920	8.0
Foreign stocks and other securities	24,572	6.0	20,412	5.3
Other securities	68,041	16.6	68,040	17.5
Total	410,530	100.0	387,751	100.0

(8) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	35,414	57,369	39,935	97,106	6,958	22,821	259,605
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	1,530	-	6,833	-	9,995	5,000	23,359
Domestic stocks	-	-	-	-	-	2,939	2,939
Foreign securities	297	5,933	16,079	-	-	34,275	56,585
Foreign bonds	-	5,933	16,079	-	-	10,000	32,012
Foreign stocks and other securities	297	-	-	-	-	24,275	24,572
Other securities	389	24,424	2,247	148	-	40,831	68,041
Total	37,631	87,727	65,095	97,254	16,954	105,866	410,530

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	40,932	40,532	54,836	63,421	141	44,676	244,540
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	-	1,458	-	16,994	5,000	23,453
Domestic stocks	-	-	-	-	-	384	384
Foreign securities	2,011	18,655	351	-	-	30,314	51,332
Foreign bonds	2,000	18,610	309	-	-	10,000	30,920
Foreign stocks and other securities	11	44	41	-	-	20,314	20,412
Other securities	17,708	7,279	224	-	991	41,836	68,040
Total	60,652	66,466	56,870	63,421	18,128	122,211	387,751

** Includes securities with maturity dates unfixed.*

(9) Stock Holdings by Industry

(Millions of Yen, %)

		As of March 31, 2004		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		23	0.8	23	6.0
Manufacturing industries					
	Food products	-	-	-	-
	Textiles and clothing	-	-	-	-
	Pulp and paper	-	-	-	-
	Chemicals	-	-	-	-
	Medicals	-	-	-	-
	Oil and coal products	-	-	-	-
	Rubber products	-	-	-	-
	Glass and stone products	-	-	-	-
	Steel	-	-	-	-
	Non-steel metals	-	-	-	-
	Metal products	-	-	-	-
	Machinery	-	-	-	-
	Electric appliances	-	-	-	-
	Transportation vehicles	-	-	-	-
	Precision machinery	-	-	-	-
	Others	7	0.2	7	1.8
Electric and gas utilities		-	-	-	-
Transportation / information telecommunications					
	Ground transportation	3	0.1	3	0.9
	Water transportation	13	0.4	13	3.4
	Air transportation	26	0.9	26	7.0
	Warehouses / transportation	-	-	-	-
	Information / telecommunications	-	-	-	-
Commerce					
	Wholesalers	-	-	-	-
	Retailers	199	6.8	164	42.8
Financial services / insurance					
	Banking	2,504	85.2	4	1.3
	Securities and commodity futures trading	7	0.3	-	-
	Insurance	-	-	-	-
	Other financial services	24	0.8	12	3.3
Real estate		50	1.7	50	13.0
Service companies		79	2.7	79	20.6
Total		2,939	100.0	384	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code

(10) Loans

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2005
Policy loans	19,181	9,486
Policyholder loans	14,759	7,923
Premium loans	4,422	1,563
Commercial loans	7,106	5,266
Loans to non-residents	200	-
Loans to corporations	6,350	5,164
Loans to domestic corporations	6,350	5,164
Loans to Japanese government, government-related organizations and international organizations	694	63
Loans to Japanese local governments and public entities	11	5
Mortgage loans	-	-
Consumer loans	-	-
Others	50	33
Total	26,288	14,753

(11) Loans to Domestic Companies by Company Size

(Number, Millions of Yen, %)

		As of March 31, 2004		As of March 31, 2005	
			Percentage		Percentage
Large corporations	Number of debtors	8	66.7	1	33.3
	Amount of loans	5,671	89.3	75	1.5
Medium-sized corporations	Number of debtors	1	8.3	1	33.3
	Amount of loans	103	1.6	89	1.7
Small corporations	Number of debtors	3	25.0	1	33.3
	Amount of loans	574	9.1	5,000	96.8
Total	Number of debtors	12	100.0	3	100.0
	Amount of loans	6,350	100.0	5,164	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	140	2.0	-	-
Food products	-	-	-	-
Textiles and clothing	-	-	-	-
Timber and wood products	-	-	-	-
Pulp and paper	-	-	-	-
Printing	-	-	-	-
Chemicals	-	-	-	-
Oil and coal	-	-	-	-
Ceramic and stone products	-	-	-	-
Steel	-	-	-	-
Non-steel metals	-	-	-	-
Metal products	-	-	-	-
Machinery	-	-	-	-
Electric appliances	140	2.0	-	-
Transportation vehicles	-	-	-	-
Precision machinery	-	-	-	-
Others	-	-	-	-
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	93	1.3	-	-
Utilities	3,916	55.1	-	-
Telecommunications	103	1.5	89	1.7
Transportation	57	0.8	35	0.7
Wholesalers	-	-	-	-
Retailers	-	-	-	-
Financial services/insurance	2,194	30.9	5,096	96.8
Real estate	315	4.4	-	-
Service companies	23	0.3	7	0.1
Local governments	11	0.2	5	0.1
Mortgage and consumer and others	50	0.7	33	0.6
Total	6,906	97.2	5,266	100.0
Foreign Loans				
Governments, etc.	200	2.8	-	-
Financial institutions	-	-	-	-
Commerce and industry companies, etc.	-	-	-	-
Total	200	2.8	-	-
Total	7,106	100.0	5,266	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(13) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	1,615	1.6	521	0.6
Foreign stocks	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	149	0.1	102	0.1
Total	1,764	1.7	624	0.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-
Total	-	-	-	-

(c) Denominated in yen

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	200	0.2	-	-
Foreign bonds and others	98,954	98.1	89,934	99.3
Total	99,154	98.3	89,934	99.3

(d) Total

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Total foreign investments	100,918	100.0	90,558	100.0

2) Foreign currency denominated assets by currency

(Millions of Yen, %)

	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
U.S. dollar	1,764	100.0	624	100.0
Euro	-	-	-	-
Canadian dollar	-	-	-	-
Australian dollar	-	-	-	-
Others	-	-	-	-
Total	1,764	100.0	624	100.0

3) Investments by region

(Millions of Yen, %)

	As of March 31, 2004							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	1,954	3.5	1,615	5.0	339	1.4	-	-
Europe	19,119	33.8	10,000	31.2	9,119	37.1	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	200	100.0
Latin America	35,511	62.8	20,397	63.7	15,113	61.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	56,585	100.0	32,012	100.0	24,572	100.0	200	100.0

(Millions of Yen, %)

	As of March 31, 2005							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	563	1.1	521	1.7	41	0.2	-	-
Europe	21,898	42.7	10,000	32.3	11,898	58.3	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	28,871	56.2	20,398	66.0	8,472	41.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	51,332	100.0	30,920	100.0	20,412	100.0	-	-

(14) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	5,152	-	7,036	49

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	(1,594)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	128,915	129,933	1,017	1,796	(779)
Domestic bonds	36,963	36,377	(586)	2	(588)
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	(178)
Bonds	1,746	1,615	(131)	-	(131)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	(2,374)
Domestic bonds	258,551	259,480	929	2,256	(1,327)
Domestic stocks	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	(1,034)
Bonds	32,144	31,156	(987)	-	(987)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Other securities	24,999
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	255,205	258,489	3,284	4,143	(859)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	131,805	131,657	(148)	797	(945)
Domestic bonds	43,228	43,186	(41)	131	(173)
Domestic stocks	99	164	64	64	-
Foreign securities	21,139	20,934	(205)	32	(237)
Bonds	598	521	(76)	-	(76)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	387,011	390,147	3,136	4,941	(1,805)
Domestic bonds	268,035	271,766	3,730	4,244	(513)
Domestic stocks	99	164	64	64	-
Foreign securities	51,538	50,844	(693)	63	(757)
Bonds	30,996	30,431	(564)	31	(595)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	887
Unlisted domestic stocks (excluding over-the-counter stocks)	219
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	667
Total	887

3) Fair value information on monetary trusts

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	5,152	5,152	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,036	7,036	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	5,152	-	7,036	49

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

4) Fair value information on derivative transactions

a) General information

1. Types of transaction

The Company uses the following derivative transactions.

i) Currency-related : currency option transactions
ii) Interest-related : not applicable
iii) Stock-related : stock index option transactions
iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b) Gains (losses) on derivatives with and without hedge accounting

i) Currency-related transactions

(Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Currency options:								
Sold:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Bought:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	24,650 [2,607]	22,328 [2,585]	2,578	(28)
U.S. dollar	- [-]	- [-]	-	-	13,789 [1,578]	12,528 [1,564]	1,669	91
Euro	- [-]	- [-]	-	-	10,861 [1,029]	9,800 [1,021]	909	(120)
Total				-				(28)

Note: Parenthesized figures are option premiums.

ii) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2004 and March 31, 2005.

iii) Stock-related transactions

(Millions of Yen)

Category	As of March 31, 2004				As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Stock index options:								
Sold:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Bought:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	34,304 [2,459]	31,128 [2,443]	2,538	78
Total				[-]				78

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2004 and March 31, 2005.

v) Others

The Company held no other derivative instruments as of March 31, 2004 and March 31, 2005.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of March 31, 2004	As of March 31, 2005
Individual variable insurance	2,841	2,648
Individual variable annuities	176,020	245,235
Group annuities	775	297
Total	179,637	248,181

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number: Thousands, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Number	Amount	Number	Amount
Variable insurance (term life)	0	25	0	25
Variable insurance (whole life)	3	13,361	3	12,842
Total	3	13,386	3	12,867

b. Asset composition

(Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	274	9.6	238	9.0
Securities	2,535	89.2	2,382	90.0
Domestic bonds	519	18.3	520	19.6
Domestic stocks	1,521	53.5	1,373	51.9
Foreign securities	494	17.4	488	18.5
Foreign bonds	494	17.4	488	18.5
Foreign stocks and other securities	-	-	-	-
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	32	1.1	27	1.0
Reserve for possible loan losses	-	-	-	-
Total assets	2,841	100.0	2,648	100.0

c. Net investment income

(Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	38	50
Gains on sale of securities	33	17
Gains on redemption of securities	-	-
Valuation gains on securities	2,965	836
Foreign exchange gains, net	-	0
Gains from derivatives, net	-	-
Other investment income	0	-
Losses on sale of securities	738	111
Amortization of securities	10	-
Devaluation losses on securities	1,779	767
Foreign exchange losses, net	0	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	510	25

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

(3) Status of Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force (Number: Thousands, Millions of Yen)

Category	As of March 31, 2004		As of March 31, 2005	
	Number	Amount	Number	Amount
Individual variable annuities	25	175,105	32	245,799

b. Asset composition (Millions of Yen, %)

Category	As of March 31, 2004		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	6,841	3.9	8,855	3.6
Securities	168,044	95.5	233,989	95.4
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	1,548	0.9	1,574	0.6
Foreign bonds	-	-	-	-
Foreign stocks and other securities	1,548	0.9	1,574	0.6
Other securities	166,495	94.6	232,414	94.8
Loans	-	-	-	-
Other assets	1,134	0.6	2,390	1.0
Reserve for possible loan losses	-	-	-	-
Total assets	176,020	100.0	245,235	100.0

c. Net investment income (Millions of Yen)

Category	Year Ended March 31, 2004	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	442	770
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	30,056	25,718
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	47	26
Amortization of securities	-	-
Devaluation losses on securities	9,308	19,570
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income	21,143	6,892

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

d. Fair value information on securities

1) Valuation gains (losses) on trading securities

(Millions of Yen)

	As of March 31, 2004		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	168,044	20,748	233,989	6,148

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on monetary trusts

The Company held no monetary trusts as of March 31, 2004 and 2005.

3) Fair value information on derivative transactions

(a) Interest-related transactions
The Company held no interest-related derivative instruments as of March 31, 2004 and 2005.

(b) Currency-related transactions
The Company held no currency-related derivative instruments as of March 31, 2004 and 2005.

(c) Stock-related transactions
The Company held no stock-related derivative instruments as of March 31, 2004 and 2005.

(d) Bond-related transactions
The Company held no bond-related derivative instruments as of March 31, 2004 and 2005.

(e) Others
The Company held no other derivative instruments as of March 31, 2004 and 2005.

4. Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Year Ended March 31, 2004	Year Ended March 31, 2005
Core profit (A)	(3,153)	(6,746)
Capital gains	984	523
Gains from monetary trusts, net	-	36
Gains on investments in trading securities, net	-	-
Gains on sale of securities	984	486
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	206	229
Losses from monetary trusts, net	6	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	181	202
Devaluation losses on securities	17	24
Losses from derivatives, net	-	-
Foreign exchange losses, net	1	1
Others	-	-
Capital gains/losses (B)	777	294
(A+B)	(2,376)	(6,451)
Other one-time gains	-	-
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	-	-
Others	-	-
Other one-time losses	291	6,442
Reinsurance premiums	-	-
Provision for contingency reserve	291	1,132
Provision for specific reserve for possible loan losses	-	61
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	-	-
Others	-	5,248
Other one-time gains/losses (C)	(291)	(6,442)
Ordinary profit (A+B+C)	(2,667)	(12,894)

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of Yen, %)

Category	As of March 31, 2004	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	8,929	454
Claims with collection risk	-	-
Claims for special attention	-	-
Sub-total	8,929	454
[% of Total]	[33.51]	[3.04]
Claims against normal obligors	17,713	14,511
Total	26,642	14,965

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of March 31, 2005 is ¥9,636 million, including ¥392 million of claims against bankrupt and quasi-bankrupt obligors, and ¥9,244 million of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of Yen, %)

Category	As of March 31, 2004	As of March 31, 2005
Loans to bankrupt companies	-	-
Past due loans	8,808	386
Loans over due for three months or more	-	-
Restructured loans	-	-
Total: a	8,808	386
[% of total loans]	[33.51]	[2.62]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of March 31, 2005 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserves for Possible Loan Losses

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2005
General reserve	22	15
Specific reserve	1,220	129

7. Solvency Margin Ratio

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2005
Total solvency margin (A)	23,115	28,305
Equity (less certain items)	20,122	25,181
Reserve for price fluctuations	194	284
Contingency reserve	465	1,598
Reserve for possible loan losses	22	15
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	915	(148)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-
Excess of amount of policy surrender payment	785	871
Unalloted portion of reserve for policyholder dividends	-	-
Future profits	609	502
Deferred tax assets	-	-
Subordinated debt	-	-
Deductible items	-	-
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	4,694	7,843
Insurance risk R_1	3,580	6,960
Assumed investment yield risk R_2	441	421
Investment risk R_3	2,292	2,496
Business risk R_4	189	296
Solvency margin ratio $\frac{(A)}{(1/2)x(B)}\times100$	984.8%	721.7%

Notes:

1. The ratio as of March 31, 2005 is calculated in accordance with Articles 86, 87,161,162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

3. On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guarantee Risks for Variable Annuity Insurance, etc." According to this Cabinet Office regulation, it is mandatory to set aside reserves for variable annuity policies contracted as of fiscal 2005, which begins on April 1, 2005. In advance of its enforcement, the Company set aside additional reserves for all variable annuities, including those of existing policies, which are not mandatory, to enhance its financial soundness and to effectively control minimum guarantee risks.

4. Insurance risk above includes the minimum guarantee risks for variable annuities.

May 19, 2005
T&D Financial Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Fiscal Year Ended March 31, 2004		Six Months Ended September 30, 2004		Fiscal Year Ended March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount	(MY)	444,001	(5.0)	160,280	(31.7)	299,732	(32.5)
Policy Amount in Force	(MY)	3,135,754	(5.4)	3,024,544	(5.8)	2,913,030	(7.1)
Surrender and Lapse Amount	(MY)	518,716	(14.4)	215,992	(22.9)	425,146	(18.0)
Surrender and Lapse Rate	(%)	15.65		6.89		13.56	
Income from Insurance Premiums	(MY)	156,144	22.6	56,158	(39.7)	126,003	(19.3)
Individual Insurance and Annuities	(MY)	139,525	26.1	49,793	(40.8)	112,423	(19.4)
Group Insurance and Annuities	(MY)	13,371	(9.3)	5,396	(23.0)	10,944	(18.2)
Annualized Premiums of New Policies	(MY)	11,573	-	3,858	(45.6)	8,306	(28.2)
3rd Sector Products	(MY)	1,603	-	932	11.2	1,697	5.9
Annualized Premiums of Total Policies	(MY)	63,902	-	64,629	2.1	68,339	6.9
3rd Sector Products	(MY)	8,775	-	9,025	3.3	9,434	7.5

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2004 is presented in comparison with the six months ended September 30, 2003. (hereinafter, same if not mentioned otherwise)
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	(MY)	682,282	11.2	700,247	6.1	727,258	6.6
Adjusted Net Asset	(MY)	34,638	2.9	44,573	42.6	41,195	18.9
Adjusted Net Asset/ General Account Assets	(%)	6.9		8.9		8.5	
Solvency Margin Ratio	(%)	984.8		1,451.3		721.7	

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread / Investment Yield

		Fiscal Year Ended March 31, 2004		Fiscal Year Ended March 31, 2005		Fiscal Year Ending March 31, 2006 (Forecast)
		Amount	% Change	Amount	% Change	Amount
Core Profit	(MY)	(3,153)	-	(6,746)	-	(12,000)

		Fiscal Year Ended March 31, 2004		Fiscal Year Ended March 31, 2005		Fiscal Year Ending March 31, 2006 (Forecast)
		Amount	Change	Amount	Change	Amount
Amount of Negative Spread	(MY)	3,993	(2,865)	3,924	(69)	4,000

		Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ending March 31, 2006 (Forecast)
Investment Yield for Core Profit	(%)	1.34	1.31	1.16
Investment Yield – General Account	(%)	1.34	1.18	0.99
Average Assumed Investment Yield (yearly average)	(%)	2.21	2.22	2.22

(Reference)

		Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ending March 31, 2006 (Forecast)
Investment Yield – General Account (at fair value)	(%)	0.70	1.46	

(4) Policy and Other Reserves

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Note: 1)	(MY)	625,140	74,987	633,357	33,045	672,449	47,309
General Account	(MY)	447,794	(30,205)	434,685	(25,390)	427,335	(20,459)
Separate Account	(MY)	177,345	105,192	198,672	58,436	245,113	67,768
Reserve for Price Fluctuations	(MY)	194	93	244	85	284	90
Contingency Reserve	(MY)	465	291	690	337	1,598	1,132
Contingency Reserve 1	(MY)	465	291	690	337	1,598	1,132
Contingency Reserve 2	(MY)	-		-		-	
Contingency Reserve Fund	(MY)	-		-		-	
Price Fluctuation Reserve Fund	(MY)	-		-		-	
Appropriated Retained Earnings for General Purpose (Note: 2)	(MY)	-		-		-	

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2 . Appropriated retained earnings for general purposes as of March 31, 2004 and 2005 above are total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	Change	Amount	Change	Amount	Change
Securities	(MY)	1,604	(3,293)	1,395	1,880	3,136	1,532
Domestic Stocks	(MY)	99	102	44	5	64	(34)
Domestic Bonds	(MY)	929	(4,039)	1,737	2,448	3,730	2,801
Foreign Securities	(MY)	(855)	(205)	(1,282)	(36)	(693)	161
Real Estate (domestic land and lease)	(MY)	-	(11)	-	-	-	-

Note: These figures do not include securities without readily obtainable fair value.

(6) Investment for the Fiscal Year Ended March 31, 2005

		Net Increase (decrease)	Fiscal Year Ending March 31, 2006
Domestic Stocks	(MY)	(2,519)	Level-Off
Domestic Bonds	(MY)	(15,515)	Level-Off
Foreign Stocks	(MY)	(3,898)	Increase
Foreign Bonds	(MY)	(1,147)	Level-Off
Other Securities	(MY)	1,394	Decrease
Real Estate	(MY)	(1,959)	Level-Off

Note: The amount of net increase (decrease) for the fiscal year ended March 31, 2005 are book value basis.

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of March 31, 2005

NIKKEI Average	(yen)		approx.	11,585
TOPIX	(point)		approx.	1,173
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.6
	(%)	Steepening case	approx.	1.7
Foreign Securities	(yen)		approx.	122.8

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (March31, 2005: 1.320%).

2. These figures are calculated based on asset holdings as of March 31, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of March 31, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2005: 107.39yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance forecast

		Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	(BY)	180
Core Profit	(BY)	(12)
Policy Amount in Force	(BY)	2,840

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of September 30, 2004

a. Contributions from Domestic Banks

As of March 31, 2005		
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

As of March 31, 2005		
Bank Stocks Held	(MY)	4
Preferred Stocks issued by Foreign Subsidiaries	(MY)	-
Preferred Securities issued by Foreign Subsidiaries	(MY)	-
Subordinated Loans and Debentures	(MY)	16,994

(10) Number of Employees

		As of March 31, 2004		As of September 30, 2004		As of March 31, 2005	
		Amount	% Change	Amount	% Change	Amount	% Change
In-house Sales Representatives	(number)	954	1.5	733	(22.7)	493	(48.3)
Administrative personnel	(number)	487	(2.6)	477	(3.2)	456	(6.4)

(11) OTC Sales thorough Banks

		Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2004	Fiscal Year Ended March 31, 2005
Variable annuities	(number)	12,538	2,740	6,359
	(MY)	83,029	21,683	51,623
Fixed annuities	(number)	-	-	-
	(MY)	-	-	-

(12) Other Questions

Future plans for capital raising

We believe that T&D Financial Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans

T&D Financial Life will further enhance operational efficiency through the rationalization of operations and the enforcement of call center function. In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

May 19, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Coder: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Disclosure of Embedded Value as of March 31, 2005

T&D Holdings, Inc., Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company hereby announce the Embedded Value (hereinafter, EV) calculations of the T&D Life Group (Total and by each company) as of March 31, 2005, as described below.

1. The T&D Life Group's EV Results

The followings are the EV of the T&D Life Group (sum of the three life insurance companies' EV) and its breakdown as of March 31, 2005. T&D Life Group has standardized the methodology and the approach to set major assumptions for the calculation of EV.

(Billions of Yen)

	As of March 31, 2005	As of March 31, 2004	Amount of increase (decrease)
EV	1,198.3	1,117.8	80.5
Adjusted book value **(Note 1)**	650.7	640.3	10.3
Existing business value **(Note 2)**	547.6	477.4	70.2
EV of new business **(Note 3)**	61.2	53.0	8.1

Note 1: Adjusted book value = Total equity (excluding net unrealized gains on securities)
+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve, and unallotted portion of reserve for policyholder dividends)
+ general reserve for possible loan losses (after-tax)
+ net unrealized gains (losses) on securities (after-tax, excluding yen denominated bonds, including derivative transactions)
+ net unrealized gains (losses) on real estate (after-tax)
- deferred tax assets for quasi-equity liabilities.

Note 2: Existing business value = Present value of future after-tax profit on existing business in force
- present value of cost of capital.

Cost of capital is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

Note 3: The EV of new business included in the total EV represents the value of new business (including new business from conversion) for the year ended March 31, 2005.

What is "Embedded Value (EV)"?
EV is the sum of adjusted book value, calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company. Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of EV allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

2. The EV Results of the Three Companies

The followings are the EV of Taiyo Life, Daido Life, and T&D Financial Life.

(1) Taiyo Life

(Billions of Yen)

	As of March 31, 2005	As of March 31, 2004	Amount of increase (decrease)
EV	337.6	340.7	(3.0)
Adjusted book value	271.0	276.7	(5.6)
Existing business value	66.6	63.9	2.6
EV of new business	33.2	32.2	1.0

(2) Daido Life

(Billions of Yen)

	As of March 31, 2005	As of March 31, 2004	Amount of increase (decrease)
EV	825.5	734.2	91.2
Adjusted book value	357.7	334.8	22.9
Existing business value	467.7	399.4	68.3
EV of new business	29.8	23.0	6.8

(3) T&D Financial Life

(Billions of Yen)

	As of March 31, 2005	As of March 31, 2004	Amount of increase (decrease)
EV	35.1	42.9	(7.7)
Adjusted book value	21.8	28.8	(6.9)
Existing business value	13.2	14.1	(0.8)
EV of new business	(1.8)	(2.2)	0.3

Note: T&D Financial Life's adjusted book values as of March 31, 2004 and March 31, 2005, are calculated respectively as follows:

As for March 31, 2005, the adjusted book value = (a) – (b) + (c), where (a) the adjusted book value calculated in accordance with the formula specified in **Note 1** of the section 1. **The T&D Life Group's EV Results** on page 1, (b) goodwill, and (c) the value of tax benefit of amortization of goodwill.

As for March 31, 2004, the adjusted book value = (a) – (b) + (c) + (d), where (a) the adjusted book value calculated in accordance with the formula specified in **Note 1** of the section 1 **The T&D Life Group's EV Results** on page 1, (b) goodwill, (c) the value of tax benefit of amortization of goodwill, and (d) deferred tax assets. Athough the deferred tax assets, which amounted to 15.6 billion yen, were not recorded on the balance sheet of T&D Financial Life as of March 31, 2004, they are included in adjusted book value according to the calculation above. T&D Financial Life expects the deferred tax assets to be refunded for this amount in the future periods with the adoption of a consolidated tax payment system after the establishment of T&D Holdings.

3. Major Assumptions

The followings are the major assumptions employed in the calculation of EV.

Item	Setting of assumptions
Discount rate	6% Set by adding the company's assumed risk premium (4.5%) to the year-end risk free rate (the yield on 10-year Japanese government bonds is: 1.34 %).
Investment yield on new investments	Set each company's planned asset allocation and assumed investment yield by assets categories on new investments (see details in table (1)-(3), on page 4). Taiyo Life: 2.09% Daido Life: 2.18% T&D Financial Life: 1.58%
Required solvency margin ratio	600% For the purpose of calculating the cost of capital, the solvency margin ratio required to be maintained was assumed.
Mortality and morbidity	Set based on each company's experience over the three most recent fiscal years (fiscal 2002 – fiscal 2004). **(Note 1)**
Surrender and lapse	Set based on each company's experience over the three most recent fiscal years (fiscal 2002 – fiscal 2004). **(Note 2)**
Operating expenses	Set based on each company's experience of the most recent fiscal year (fiscal 2004).
Effective tax rate	Set based on the most recent effective tax rate (based on the rate for fiscal 2004).

Note 1: "fiscal year 2004" as used above means the period April 1, 2004 – March 31, 2005.

Note 2: To eliminate the influence of T&D Financial Life's special circumstances (the surrender and lapse rate temporarily increased when its business resumed after the bankruptcy of Tokyo Life), the surrender and lapse rate of T&D Financial Life is set based on the experience of the most recent fiscal year (fiscal year 2004).

(1) Taiyo Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2005		As of March 31, 2004	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.04%	2.3%	0.04%	2.6%
Domestic bonds, commercial loans	1.24%	68.5%	1.31%	67.5%
Domestic stocks	6.34%	10.7%	6.44%	7.8%
Foreign bonds	2.07%	12.2%	2.02%	14.2%
Other assets	4.96%	6.3%	5.94%	7.9%
Total	2.09%	100.0%	2.14%	100.0%

(2) Daido Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2005		As of March 31, 2004	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.04%	12.3%	0.04%	13.2%
Domestic bonds, commercial loans	0.91%	59.1%	1.23%	64.2%
Domestic stocks	6.34%	12.4%	6.44%	8.7%
Foreign bonds	2.66%	3.8%	2.75%	4.0%
Other assets	6.04%	12.3%	6.63%	9.8%
Total	2.18%	100.0%	2.12%	100.0%

(3) T&D Financial Life's Assumed Investment Yield and Planned Asset Allocation on New Investments

Asset categories	As of March 31, 2005		As of March 31, 2004	
	Assumed investment yield	Asset allocation on new investment	Assumed investment yield	Asset allocation on new investment
Cash and deposits, call loans	0.04%	3.5%	0.04%	3.0%
Domestic bonds, commercial loans	1.15%	76.5%	1.28%	69.0%
Domestic stocks	6.34%	2.0%	6.44%	2.8%
Foreign bonds	1.80%	11.5%	2.32%	22.0%
Other assets	5.54%	6.5%	4.13%	3.2%
Total	1.58%	100.0%	1.71%	100.0%

Note 1: For the assumed investment yield used in each asset category, domestic bonds, commercial loans, and foreign bonds are calculated based on each company's investment plan (composition of maturity date, ratings, etc., are considered in domestic bonds and commercial loans, and currency position and hedge ratio are considered in foreign bonds). Other categories are calculated based on the figures standardized by the T&D Life Group.

Note 2: Other assets include real estate, foreign stocks, policy loans, private equities and hedge funds, etc.

4. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on the EV of changes in assumptions.

(1) Taiyo Life

(Billions of Yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6% to 7%	(11.7)	325.9
	Down from 6% to 5%	13.4	351.1
Solvency margin ratio	Up from 600% to 700%	(26.1)	311.5
	Down from 600% to 500%	25.7	363.3
Investment yield on Total Assets	+0.25%	61.6	399.3
	-0.25%	(61.6)	276.0
Investment yield on New Assets	+0.25%	25.3	363.0
	-0.25%	(25.3)	312.2
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(3.0)	334.6
	Assumption x 90%	3.3	341.0
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(14.8)	322.7
	Assumption x 90%	14.8	352.5

(2) Daido Life

(Billions of Yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6% to 7%	(29.0)	796.5
	Down from 6% to 5%	32.7	858.2
Solvency margin ratio	Up from 600% to 700%	(14.9)	810.5
	Down from 600% to 500%	13.8	839.3
Investment yield on Total Assets	+0.25%	49.7	875.2
	-0.25%	(49.7)	775.7
Investment yield on New Assets	+0.25%	34.8	860.3
	-0.25%	(34.8)	790.7
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(22.7)	802.7
	Assumption x 90%	25.4	850.9
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(15.2)	810.2
	Assumption x 90%	15.2	840.8

(3) T&D Financial Life

(Billions of Yen)

		Amount of increase(decrease)	EV amount
Discount rate	Up from 6% to 7%	(0.7)	34.3
	Down from 6% to 5%	0.7	35.8
Solvency margin ratio	Up from 600% to 700%	(1.2)	33.8
	Down from 600% to 500%	1.2	36.4
Investment yield on Total Assets	+0.25%	3.9	39.1
	-0.25%	(4.3)	30.7
Investment yield on New Assets	+0.25%	2.1	37.2
	-0.25%	(2.2)	32.9
Surrender and lapse rate in individual insurance and individual annuities	Assumption x 110%	(0.0)	35.1
	Assumption x 90%	0.0	35.2
Operating expense rate related to maintaining existing policies in-force	Assumption x 110%	(1.8)	33.3
	Assumption x 90%	1.7	36.9
Reduction by hedging minimum guaranty risk of variable annuity **(Note)**	When risk reduction by hedging is permitted	1.7	36.9

Note: The solvency margin used in calculating the EV for T&D Financial Life Insurance Company is calculated assuming the company is fully exposed to the minimum guarantee risk for variable annuities. However, Notification No. 50 (1996) by the Ministry of Finance permits under certain conditions to reflect the effectiveness of a company's hedging program in determining the solvency margin. T&D Financial Life Insurance Company has implemented a hedging program since February 2005. This sensitivity shows the effect on the EV if the company reflected its hedging program in determination of the solvency margin.

5. Analysis of Change in EV from March 31, 2004 to March 31, 2005

The followings are the analysis of change in EV of Taiyo Life, Daido Life, and T&D Financial Life from March 31, 2004 to March 31, 2005.

(Billions of Yen)

Item	Amount			
	Taiyo Life	Daido Life	T&D Financial Life	Total
(1) EV as of March 31, 2004	340.7	734.2	42.8	1,117.8
(2) Shareholder dividends and other	(4.8)	(18.2)	-	(23.1)
(3) Expected interests from EV as of March 31, 2004 **(Note 1,2)**	20.1	42.9	2.5	65.6
(4) Differences between assumptions and actual experience for the year ended March 31, 2005 **(Note2)**	(27.1)	(11.1)	(2.4)	(40.7)
(5) Differences from changes in the assumptions	(24.3)	47.9	(5.9)	17.5
(6) EV of new business for the year ended March 31, 2005	33.2	29.8	(1.8)	61.2
(7) EV as of March 31, 2005	337.6	825.5	35.1	1,198.3

Note 1: The amount of expected interest is calculated as follows: The EV at the beginning of the fiscal year ((1)+(2) in the above table) x the discount rate applied to the EV calculation at the end of the previous fiscal year (6%).

Note 2: Items (3) and (4) in the above table include the amount of change in unrealized gains and losses on asset (after-tax). (Taiyo Life: (9.2) billion yen, Daido Life: 6.3 billion yen, T&D Financial Life: (1.1) billion yen.).

6. Note in Using EV

The calculation of EV involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might materially differ from the assumptions used in the EV calculations. Moreover, although EV is one indicator of the corporate value of a stock life insurance company, the actual market value may significantly diverge from the EV, and investors are advised to be cautious.

7. Opinion of Actuarial Firm

To assure fairness, Taiyo Life, Daido Life, and T&D Financial Life requested Milliman Inc., an outside specialist (actuarial firm) equipped with expert knowledge relating to actuarial calculations, including Embedded Values, to review the calculation methodology, the assumptions, the consistency of methodology among the three companies of the T&D Life Group, and the validity of results of EV calculation. The three companies have obtained opinions regarding EV calculations by Milliman Inc.

(To see the opinions, please refer to our Web site: URL http://www.td-holdings.co.jp/e/)

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp


T&D Life Group

May 19, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Change of Representative Director

At the meeting held on May 19, 2005, the Board of Directors of T&D Holdings, Inc., passed a resolution changing in representative director, as follows.

1. Change of Representative Director

(1)New Representative Director

Name	New Assignment	Current Post
Kunio Ikeda	Representative Director and Senior Managing Director	Senior Managing Director

Effective as of June 29, 2005 subject to the approval of the General Meeting of Shareholders

(2) Retiring Representative Director

Name	Current Post
Masahiro Yoshiike	Representative Director and Chairman

Effective as of June 29, 2005

2. Biography of New Representative Director

Name: Kunio Ikeda
Date of Birth: July 9, 1950
Personal History:

March 1973 B.A. in Science from Nagoya University
April 1973 Entered Taiyo Mutual Life Insurance Company
April 1987 General Manager of Yahata Branch
March 1996 General Manager of Actuarial and Accounting Department of Company
July 1997 Director of Company
April 1999 Managing Director of Company
June 2003 Representative Director and Senior Managing Director of Company
April 2004 Director of Company
April 2004 Senior Managing Director of T&D Holdings, Inc.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp


T&D Life Group

May 19, 2005

T&D Holdings, Inc. (Security Code: 8795)
Naoteru Miyato, President

Taiyo Life Insurance Company
Katsuro Oishi, President

Daido Life Insurance Company
Haruo Kuramochi, President

T&D Financial Life Insurance Company
Muneo Takeuchi, President

Concentration/Relocation of Headquarters by Companies of the T&D Life Group

This is to announce that the T&D Holdings, Inc., Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company, will concentrate and relocate their headquarters' departments to form a single unit, to improve strategic cooperation, efficiency, and productivity.

1. Purpose of Concentration/Relocation

The headquarters of the companies of the T&D Life Group have been dispersed in the Nihombashi and Shimbashi districts of Tokyo. By integrating these headquarters into one unit, the T&D Life Group will be able to enhance cooperation and communication among group companies, as well as increase unity within the group.

For T&D Holdings and Three Life Insurance Companies, productivity will be improved by consolidation of common operations, organizations, and functions, due to the resulting streamlining of overall operations.

The Group aims to reduce overhead costs by improving efficiency through jointly using facilities (conference rooms, reception areas, etc.), and through their optimization.

2. Concentration/Relocation Destination

Location:	Kaigan 1-chome Minato-ku, Tokyo (close to JR Hamamatsucho Station)
Name of Building:	Shiodome I-1 Building (tentative name)
Ground-floor Area:	3,418m^2
Total Floor Space:	34,836m^2
Number of Floors:	21 floors aboveground, and 3 belowground (floors to be used: floors 5–20)
Expected Completion Date:	July 2006 (Owner: Iino Kaiun Kaisha, Ltd. and Nippon Tochi-Tatemono Co., Ltd.)

3. Time of Concentration/Relocation

Planned for July 2006.

4. Companies and Departments to Be Concentrated/Relocated

T&D Holdings, Taiyo Life, Daido Life Tokyo Headquarters, T&D Financial Life, and T&D Asset Management.

Reference: Current Headquarters Locations

Company	Current Location
T&D Holdings	2-7-9 Nihombashi, Chuo-ku, Tokyo
Taiyo Life	2-11-2 Nihombashi, Chuo-ku, Tokyo
Daido Life	*Tokyo Headquarters:* 2-7-4 Nihombashi, Chuo-ku, Tokyo *Osaka Headquarters:* 1-2-1 Edobori, Nishi-ku, Osaka
T&D Financial Life	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
T&D Asset Management	1-7-1 Nihombashi Muromachi, Chuo-ku, Tokyo

Note: For Daido life, the Osaka Headquarters will not be subject to relocation. There will be no changes to its two headquarters, in Osaka and Tokyo.

This circular is subject to the shareholders' meeting resolution concerning article amendment, and to receipt of notification to the applicable authorities by the authorities

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp